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REGISTRANT'S NAME Wolfson Microelectronics

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Annual Report and Accounts 2007

Registered number SC089839

Building on our strengths



wolfson®
microelectronics

Wolfson Microelectronics plc (LSE: WLF.L) is a global leader in the supply of high performance mixed-signal semiconductors to the consumer electronics market.

Renowned worldwide for our high performance audio and ultra low power consumption, Wolfson delivers the audio and imaging technology at the heart of many of the world's highest profile digital consumer goods. In the home, in the office and on the move, our innovative products can be found in a wide spectrum of end applications, including mobile phones, portable media players, portable navigation devices, digital still cameras, flat panel televisions, gaming consoles, sound systems, all-in-one printers and scanners, automotive infotainment systems and bluetooth headsets.

Wolfson is committed to the design and supply of ground-breaking products that provide high performance and high value to our global customers with innovative technology that creates whole new end user experiences, enabling our customers to better differentiate their digital consumer devices in the eyes and ears of the end user.

Wolfson's headquarters are in Edinburgh, UK, and we have over 370 employees working out of 12 locations worldwide. We employ some of the most experienced and innovative designers and engineers in the industry. Our customers are located worldwide and so are our sales and engineering teams, with offices in the USA, Japan, China, Taiwan, Korea, Singapore and India. We pride ourselves on the level of service we offer our customers, with both engineering and sales support available across our entire global network.

We are dedicated to supplying high quality products in a manner consistent with the environmental and ethical requirements of our customers. All Wolfson products can be supplied in environmentally-friendly mould compound and lead-free packages and are subjected to rigorous qualification testing. Wolfson is qualified to ISO9001: 2000, ISO14001: 2004 and is a Sony Green Partner.

Wolfson connects the digital world to the human senses with audio products that create whole new end user experiences. We have succeeded because we are passionate about the listener's experience. We work with our customers in designing new, ever more powerful integrated circuits that enable them to differentiate their products in their end markets.

Our passion for technology is matched by our determination to meet the needs of an evolutionary and demanding marketplace. In 2007 Wolfson took a significant step forward, developing its AudioPlus™ strategy, which adds incremental mixed-signal technologies to elements of the audio signal chain, leading us to design more powerful, efficient, and optimised products that create differentiation for our customers.

The first integrated SmartPower products from this strategy, combining power management with our renowned audio, have been launched and have already met with success in the marketplace. During the year Wolfson also acquired two leading-edge technology companies, allowing us to rapidly advance our AudioPlus™ strategy, while dramatically increasing the market opportunities in front of the Company.

At Wolfson we believe we have the right strategy for future success, the right product pipeline and also the right people. In 2007 we significantly strengthened the management and sales organisation around our highly experienced development team. Together, this combination of strategy, products, people and skills will help ensure future success and continued growth.

Financial and Operating Highlights

- Revenues increased 13.5% to $231.6m (2006: $204.1m)
- Portable segment revenues rose 14% to $172m (2006: $151m). Strong growth in portable navigation devices (PNDs), digital still cameras and bluetooth headsets
- Consumer audio segment revenues rose 26% to $40m (2006: $31m). Excellent growth in flat panel TV and PC accessories
- Gross margins improved to 52.5% (2006: 51.8%)
- Acquisition of Sonaptic Limited and Oligon Limited for initial considerations of $24.6m and $3.2m respectively, both significantly expanding Wolfson's addressable market and product portfolio going forward
- Profit before tax $40.8m (2006: $44.6m)
- Like for like adjusted profit before tax, i.e. excluding impact of acquisitions, $48.0m (2006: $50.3m before non recurring charge)


119.3
15.1
166.6
38.7
204.1
44.6
231.6
40.8
Profit before tax
Revenue
2004
2005
2006
2007

Annual revenue and profit before tax ($m)


9.17
24.95
30.05
29.06
2004
2005
2006*
2007**

*before non recurring charge
**excluding the impact of acquisitions and associated amortisation costs

Like for like adjusted diluted earnings per share (cents)

- Diluted earnings per share 24.8 cents (2006: 26.7 cents)
- Adjusted diluted earnings per share i.e. excluding the amortisation of acquired intangible assets, 26.2 cents (2006: 30.1 cents before non recurring charge)
- Like for like adjusted diluted earnings per share, i.e. excluding the impact of acquisitions, 29.1 cents (2006: 30.1 cents before non recurring charge)
- Net operating cash inflow of $52.5m (2006: $38.5m)
- Net cash balance at 30 December 2007 of $90m (2006: $99m)
- Launched 16 new products in 2007 taking portfolio to 122 products



49.3%
12.8%
50.2%
22.8%
51.8%
20.2%
52.5%
16.9%*
11.3%
8.6%
9.7%
9.7%
Gross margin
Operating profit
Share-based compensation charges
Admin expenses
R&D expenses
Distribution & selling costs
2004
2005
2006
2007

*excluding the amortisation of acquired intangible assets

Summary of profit and costs (as a % of revenue)



$84.7m
$40.5m
$44.2m
$123.5m
$42.5m
$81.0m
$161.0m
$61.6m
$99.4m
$173.9m
$84.3m
$89.6m
Other net assets
Cash & short-term deposits
2004
2005
2006
2007

Net assets ($m)

As I look back, I feel privileged to have been part of the Wolfson success story since I joined as a non-executive director in 1998 and was subsequently appointed Chairman in January 2000. At that time, Wolfson's first audio products were introduced and the Company had a turnover of $15 million and around 60 employees. Together, the Board led Wolfson to a successful flotation in 2003, growing the business to be the international, successful and innovative Company it is today. I have been proud to serve Wolfson as Chairman over the last 8 years.

As part of the long term process of succession planning and attraction of new Board-level experience as Wolfson expands, I stepped down as Chairman with effect from 1 January 2008 and Mike Ruettgers was appointed. Mike has an impressive business career and Wolfson will benefit greatly from his leadership, experience and capabilities in driving transformational growth and managing change. Mike served at EMC Corporation as CEO from 1992, and as Chairman from 2001 until 2005. EMC Corporation, listed on the New York Stock Exchange, is now one of the world's leading digital storage companies.

Finally, I wish to thank all of our employees, without whom Wolfson would not be where it is today. I believe we have one of the finest mixed-signal engineering teams in the world and together we can expect to look forward to generating continued growth and success.

John Carey

Chairmen's Statement



I am delighted to have joined Wolfson at this exciting time. Over the last few years, Wolfson has built a strong brand in the semiconductor industry and has developed close customer relationships with many of the leading global consumer electronic companies. Its track record of success and its catalogue of high performance mixed-signal audio products sold across its global customer base are truly enviable.

The trends in the consumer marketplace – more differentiated features, high quality audio output and portability – are the focus of Wolfson's products and I believe that the Wolfson AudioPlus™ strategy will continue to drive increased revenues in 2008 and beyond.

I am looking forward to working with the Board to build on this platform for future growth and profitability and to reinforce Wolfson's position in the top tier of technology suppliers to the consumer electronics marketplace.



Michael Ruettgers

We are encouraged by the solid progress Wolfson achieved in 2007, establishing our AudioPlus™ strategy, broadening our technological capabilities, and delivering strong revenue growth, despite a weak market at the start of the year.

This year was one of investment for Wolfson and we have made some important positional changes which we believe place us in a markedly stronger position for 2008 than we were a year ago. During 2007 we invested in new technologies, building on our audio strengths, and laying the foundations for our innovative Wolfson AudioPlus™ strategy. We invested in our senior management team; our CEO Dave Shrigley took the helm at the start of the year, and was joined by our new CFO Mark Cubitt. We also invested significantly in our senior sales organisation around our highly experienced development teams. Consequently, we are very encouraged and confident about the prospects for 2008.

We believe that our key differentiator continues to be technology, and we supply innovative products to many of the world's Tier 1 consumer electronics companies. Our new AudioPlus™ strategy leverages our skills and adds incremental mixed-signal technologies to elements of the audio signal chain, positioning us to help our customers differentiate their products by enabling exciting new user experiences.

Purity of sound is the core of our audio product offering and our world renowned audio architecture ensures a natural sound that enables our customers to differentiate their products.

In 2007 we launched our first AudioPlus™ Smart Power device, integrating power management with Wolfson's audio technology, now already selling into one of the world's leading consumer electronics companies.

In January 2007 we acquired Oligon Limited and its Micro-Electro-Mechanical Systems (MEMS) based transducer technology for microphone products. With the acquisition of Sonaptic Limited in July 2007, we have added advanced acoustic technology to our product offering. Both companies have been successfully integrated into Wolfson, and we anticipate the first products from both acquisitions being available mid 2008. Customers and major prospect accounts have been unanimous in their support and excitement for all of these developments.

Investment in R&D, including through these two acquisitions, dramatically expands our market opportunity, while broadening and strengthening our technologies and our ability to offer customers a differentiated user experience. These technology advances will underpin our ambitious growth plans. We operate in a dynamic and rapidly changing consumer electronics market, which plays to our strengths; but with it comes inherent volatility, cyclicality and competitor risk. We believe we have the right strategy, skills and talents to manage (and mitigate) such risks, while continuing to broaden and balance our exposure to any specific customers and end application markets.

Though there continues to be widespread economic and market uncertainty at this time, we believe our AudioPlus™ strategy positions Wolfson for continued growth in 2008.

John Carey Chairman (until 31 December 2007)

Michael Ruettgers Chairman (from 1 January 2008)

2007 – Strong revenue growth in a year of investment

The past year has been an encouraging one for Wolfson, one in which we have continued to grow rapidly and faster than the broader semiconductor sector. We have ambitious plans for the future, a clear strategy and, we believe, a solid path to growth.

We have trebled revenue over the last five years by continually evolving. Innovation is our lifeblood, allowing us to take advantage of the latest dynamic opportunities in the vibrant consumer electronics market, based on targeted strategies and fulfilled through solid execution.

Our objective is to grow profitably, building on our strengths and continuing to outpace the underlying growth rate of the consumer electronics industry. We intend to do this by further strengthening and extending our position as a key technology partner to the world's leading consumer electronics companies.

Dave Shrigley

Business Review



Our strategic imperatives

Focus on key feature-differentiated consumer electronic applications

Develop AudioPlus™ technologies to enable exciting new user experiences and expand our addressable market

Broaden and balance our portfolio of audio technologies, customers and consumer electronic applications to diversify our revenue base

Strengthen the organisation around our world-class development team

Build enduring customer relationships through individualised product cycle support

Pursue double-digit revenue growth while maintaining financial discipline

We come out of 2007 with a solid growth strategy and significant work is already underway to implement it

A business with strong foundations

Wolfson has a world-renowned brand for audio technology and this will continue to be the foundation of our business. We are a company with a passion for audio and over 20 years of experience in delivering mixed-signal expertise to our customers. We intend to continuously innovate to be at the forefront and catch the wave of each new application and technology, and to focus on nascent and ramping markets, characterised by feature differentiation and their potential for high unit volume.

A critical aspect of Wolfson's capability is its ability to specify new products which anticipate market needs. We invest heavily in new product development each year to retain our technology leadership. Mixed-signal circuit development requires specialised techniques and technology and it takes several years to train expert designers. Wolfson has built a world-class design team, our most valuable asset, for the future growth and success of the Company.

Wolfson's innovative products sit at the interface between the digital and real analogue world, "touching" the end user, and enabling new and exciting experiences that differentiate our customers' products. Specifically, our chips convert the digital information in today's consumer electronics devices into audio and images that the human senses can perceive, or conversely take audio or images and convert them for storage in the digital device. Wolfson products therefore play a crucial role in the quality and performance of the human interface and directly impact the end user's experience. With consumer expectations for multimedia performance rising inexorably, manufacturers must strive to differentiate their products at that point of user interface. With its world-renowned reputation for high performance audio and ultra low power consumption products, Wolfson offers a proven path to that essential differentiation.

The Wolfson business model is fabless, which means that we subcontract all of our chip manufacturing to selected partner foundries and assembly and test plants, allowing us to focus on our core design skills and competencies. This is a model that has served us well, as it enables flexibility by providing a scalable supply chain, significantly reduces our capital investment requirement, and provides access to leading edge, high quality manufacturing and test technology.

We have also continued to augment our local presence in our target markets, providing the engineer-to-engineer support our customers value so highly. Local application engineers, with local laboratory facilities, ensure close customer linkages from product definition through market launch to on-going application support. And, finally, solid execution is an essential component of success and we take pride in our track record in this regard.

Investing for the future

Looking beyond today's sound fundamentals, 2007 was a year of investment for the future. Since I came on board as CEO in March, I have taken the opportunity to review our business from top to bottom, and this has led not only to exciting developments in our strategic thinking for the future, but also to a hive of activity in implementing new ideas. We come out of 2007 with a solid growth strategy, and significant work is already underway to implement it. Like any investment it will take time to pay off, but I am excited and confident that we are on the right track to go from strength to strength as we proceed through 2008 and beyond.

Customer feedback on our new technologies and Wolfson AudioPlus™ strategy has been very positive

Wolfson AudioPlus™ – the cornerstone

The most significant recent development is our Wolfson AudioPlus™ strategy, a quantum leap forward for Wolfson, which is enabling us to provide a portfolio of even more focussed and highly differentiated products to our end customers. We started on this path with the development of our first integrated AudioPlus™ Smart Power device, which combines power management with our renowned audio technology. We have now evolved and expanded this strategy to integrate other complementary audio technologies, enabling more exciting end user experiences. We are developing this through both in-house organic product developments and selective tuck-in acquisitions, acquisitions which are a natural, synergistic and efficient fit for our business. These enable us to bring a full suite of complementary technologies to the same customer set, sold and supported through the same channels and utilising the same manufacturing processes.

Innovation is the key to success in the dynamic consumer electronics market, as the world's leading electronics companies develop ever more powerful and sophisticated technology. We believe our Pure Sound, Smart Power, Enhanced Soundware and True Microphone technologies truly stretch the boundaries in improving and differentiating the end user experience, helping our customers as they compete in their end markets and continually seek ways to give their product that extra edge.

Furthermore, Wolfson AudioPlus™ enables us to broaden and strengthen our customer base, supplying even more value to our existing customers and using our new technologies to open doors at new customer accounts, including nascent market entrants with their innovative application ideas.

In summary, Wolfson AudioPlus™ strategy enables us to both supply more critical components to existing customers and reach out to a broader range of new prospects.

Expanding our product portfolio

In 2007 we acquired both Oligon Limited, a developer of MEMS based transducer technology for microphone products, and Sonaptic Limited, a leading provider of advanced micro-acoustic technologies. Both acquisitions added complementary technologies, accelerating the implementation of our AudioPlus™ strategy. Both businesses have now been fully integrated into the Wolfson infrastructure and product roadmap. Our first silicon microphone product, our 'True Mic', combining high performance and compact form factor, is on track for market launch in 2008.

Sonaptic's "Enhanced Soundware" will enable us to add innovative active noise cancellation, sound enhancement and 3D sound to our audio products to significantly enhance the user listening experience. The first chip from that acquisition is also anticipated to enter the market in 2008.

During the course of the year Wolfson introduced 16 new products, including:

- the first in our new family of integrated AudioPlus™ Smart Power products
- the world's first mobile multimedia CODEC with switchable Class AB/D amplifier technology
- the world's best-sounding ultra high performance audio DAC

These products have all achieved good market traction with new product samples and design win success.

Customer feedback on our new technologies and Wolfson AudioPlus™ strategy has been very positive, strengthening our conviction. Encouraging too was our solid revenue performance in a year of investment, testament both to the sound fundamentals of our business and to our broadening customer and application base. We delivered revenue growth ahead of most of our peer group companies and the broader semiconductor sector, while improving our operating cash generation.

The AudioPlus™ technologies are a natural, synergistic and efficient fit across Wolfson's target application segments


Handsets
Headphones/sets
TV
Automotive
PND*
PMP**
PC
Game console
DSC***
Hi-Fi
Set-top box
Pure sound
Wolfson's pure, natural sounding high performance audio
Smart power
Ultra low power consumption and integrated power management
Enhanced soundware
Advanced audio algorithms to enhance your listening experience
True mics
High performance silicon microphones

* Portable Navigation Devices ** Portable Media Players *** Digital Still Cameras

☐ Strong requirement ☐ Requirement ☐ Low or no requirement

We believe our addressable market opportunity has been trebled by AudioPlus™

Pure sound



Wolfson's unique audio architecture ensures a pure, natural sound that enables our customers to truly differentiate their products in the eyes and ears of their end users. Today's market trends for multimedia portable devices and broadband wireless technology clearly point to many exciting future product developments. And in these, audio performance will continue to be a key end-market differentiator enabling exciting new user experiences.

Smart power



Our products seek to improve performance, yet save space and power. Wolfson tackles this challenge head-on with ultra low power consumption CODECs and integrated power management functionality that make your batteries go even further. Portable device designers are under intense pressure to deliver products which incorporate more high performance multimedia experiences into ever smaller forms with longer battery life. At Wolfson, we believe that quality and performance should not be compromised simply because a product isn't plugged into the mains supply.

Enhanced soundware



Wolfson's advanced audio algorithms put you in the front row of the concert, in the middle of the on-screen action and enhance intelligibility through active noise cancellation. Enhanced Soundware technology is being added to some of Wolfson's existing products and will also enable completely new chips, providing dedicated functions such as noise cancellation.

True mics



Our silicon microphone technology offers a unique combination of high performance and compact form factor to enable crystal clear audio capture everytime. Wolfson's first silicon microphone products are on track to enter the marketplace in 2008 enabling advanced features such as speech recognition, directional sensitivity and noise cancellation in a wide range of new and existing applications.

We believe that we now have a very experienced team in place to take Wolfson to the next phase of growth

A strategy of differentiation and competitive advantage

Wolfson operates in the dynamic consumer electronics market, where today's trends for feature-rich portable devices and broadband technology are converging to position audio performance as a fundamental end market differentiator and a critical shaper of end users' multimedia experience. Not only do the end markets that we target – such as mobile phones, flat panel televisions, digital still cameras and automotive entertainment – continue to grow rapidly, but new applications are emerging all the time.

Exciting new products that have emerged into the market this year include a revolutionary new multimedia mobile communications tool with an innovative user interface; headsets from new market entrants offering groundbreaking technology; innovative new ibook platforms and internet protocol (IP) phones. Many of these, such as the headset market, will benefit from multiple AudioPlus™ technologies, positioning Wolfson as a key technology partner. With our AudioPlus™ technologies, Wolfson is right at the heart of these diverse and exciting applications.

While we face challenges from many competitors, both large and small, we believe that our position is strong. Our excellent design win track record reflects our drive and commitment to continually innovate and differentiate ourselves.

Almost all digital consumer devices move through a product life cycle where differentiation comes in two primary forms, cost and features. In the early emerging life cycle phase, feature differentiation is key while in the latter, mature phases, innovation slows and cost is critical.

The Wolfson AudioPlus™ strategy, with its expanded set of technologies and products, enables Wolfson to help its customers feature differentiate their products from the emerging phase, into the mature phase. Wolfson offers a level of mixed-signal integration which balances key new capabilities, development flexibility and lower chip count, for smaller form factors and lower bill of material costs.

As products mature and the rate of innovative change slows, the natural migration is to system on a chip (SOC). Wolfson does not focus its product development activities on SOC architectures. These SOC solutions take longer and are more expensive to develop, but ultimately offer a unit cost benefit in the mature life cycle phase. However their functionality is fixed and thus flexibility and adaptability to allow feature differentiation is restricted. While many products do eventually transition into an SOC phase, Wolfson recognises that its customers need to continually develop a rich flow of new feature differentiated products to preserve their market leadership and ensure their success. And with our innovative AudioPlus™ technologies, Wolfson is well equipped to assist them.

We do, however, recognise that there are a number of potential risks and uncertainties which could arise in the future and have a material impact on our business and its prospects. These risks and uncertainties are described in more detail in the Operating and Financial Review on pages 27 and 28.

2007 has been a year of investment, in which we have delivered sound results through solid execution

A culture of encouraging and rewarding excellence

Alongside our investment in technology, we have also continued to develop and enhance our organisation to enable it to face the challenges ahead with confidence. Wolfson is an organisation with a strong leadership team, focussed management and the technical maturity required to continue to execute effectively.

We have invested in significantly strengthening the executive team, and we believe that we now have a very experienced team in place to take Wolfson to the next phase of growth.

Together with attracting new colleagues, we are also investing in staff development. To this end we have initiated two programmes, one to focus on management skills development, the other to ensure our engineers remain at the leading edge of technology and innovation. Both of these programmes are now entering the implementation phase, with a wide range of targeted training and development opportunities planned to run throughout 2008 and beyond.

We also recognise the need to drive the right behaviours and have thus developed a Wolfson cultural value system, which focuses on encouraging and rewarding creativity, teamwork, ownership and results that our business requires. Alongside this we have embraced both performance management and management by objectives methodology to ensure we align compensation with strategic goals. Our aim is to create a world-class organisational environment with respect for the individual, providing meaningful and satisfying work and individual development opportunities. We strive to sustain a motivating, rewarding and exciting work environment at Wolfson.

2007 – A year of investment for the future

In summary, 2007 has been a year of investment, in which we have delivered sound results through solid execution. Our acquisitions have temporarily depressed our profitability, but looking beyond these investment costs there is a solid underlying performance, which provides an excellent base on which we are building. Revenue has grown by 13.5%, our strategy has developed and our organisation is on track to meet our ambitious strategic objectives.

2008 – Moving forward with confidence

We believe that the key market segments driving growth in 2008 will be portable media players, mobile handsets, portable navigation devices, flat panel televisions, automotive infotainment and bluetooth headsets.

Our roadmap is aligned with these opportunities and we will be leveraging our resources and infrastructure to maximise our focus on these areas and achieve greater operational gearing. In 2007, we have taken significant essential steps towards an ambitious and rewarding future. Despite uncertain market conditions being experienced at this time, which may impact Wolfson in 2008, we expect to continue building on our momentum and to start to reap the benefits of our investments throughout the coming year and beyond.

Thank you again for your support.

Dave Shrigley Chief Executive Officer

Wolfson made solid progress in 2007 with full year revenue of $231.6m (2006: $204.1m) representing growth of 13.5%. This reflects a very strong second half performance after a customer-wide inventory correction at the start of the year. Wolfson significantly outperformed the semiconductor industry, which grew by approximately 4% in 2007.

The start of the year suffered from higher than normal seasonality reflecting an inventory correction that began in late 2006. Revenues in the second half of 2007 increased 28% on the equivalent period in 2006, though this increase in part reflects the below seasonal end to 2006. This positive momentum demonstrates the Company's continuing position as a market leading provider of high performance mixed-signal semiconductors to many of the world's top consumer electronics brands, including Apple, Canon, Hewlett Packard, LG, Microsoft, Samsung, Sony and TomTom.

Wolfson has achieved a greater balance across its end application markets in 2007 with no one application area accounting for more than 24% of overall revenue (2006: 30%). The top 20 end customers accounted for 79% of revenue in 2007 (2006: 73%) with the largest end customer accounting for 18% of revenue (2006: 22%). The Company believes the Wolfson AudioPlus™ strategy will enable it to continue to broaden and strengthen its customer base, and balance the Company's exposure to end application markets.


Revenues ($m)
Growth on comparable quarter (%)
80
70
60
50
40
30
20
10
0
60
50
40
30
20
10
0
-10
-20
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

Quarterly revenue trends

Mark Cubitt

Operating and Financial Review



Wolfson has achieved a greater balance across its end application markets in 2007

Portable

The portable segment remains our largest business segment, accounting for 74% of group revenues in 2007. Revenues in this segment increased by 14% to $172m for the year (2006: $151m). The key contributors to growth were portable navigation devices (PNDs), digital still cameras and bluetooth headsets – an emerging market for Wolfson in 2007.

Sales into PNDs, representing 15% of Group revenues (2006: 9%), increased by 84% to $34m in 2007 (2006: $18m), with chips being provided to most of the major players in this application market, as these devices become more affordable and a mass-market consumer item.

Sales into multimedia handsets rose by 3% to $38m for the year (2006: $37m), with strong second half momentum where revenues increased by over 14% relative to the prior year, and 32% relative to the first half of 2007. Wolfson strengthened its market position with the leading Korean handset vendors, with full year revenues from such customers increasing by 19% in 2007. Wolfson also benefitted from the global launch by a major new handset customer. Handset revenues accounted for 16% of Group revenues this year compared to 18% in 2006. This reduced proportion reflects an inventory correction at the start of the year and the impact of reduced orders from Tier 2 handset manufacturers who lost market share globally.

Wolfson maintained its position as a leading provider into portable media players (PMPs) with sales of $56m in 2007 (2006: $60m). This was a decline of 8% due to an inventory build-up in consumer end markets during the first half, although the second half of 2007 saw a marked recovery. Wolfson's continued leadership position in this market reflects both its association with one of the world's leading PMP brands, and the first volume sales of the WM8350 – the first in a family of AudioPlus™ Smart Power devices, which integrate power management with Wolfson audio technology – to another leading consumer brand in this application market.

Growth in the digital still camera market was excellent with annual sales of $14m up 86% compared with 2006 ($8m). This was primarily driven from a number of product replacements and upgrades by end customers, particularly in the area of digital single lens reflex cameras (SLRs).

Initial inroads were also made into bluetooth headsets, a new and exciting area for Wolfson, where the Company's products provide high fidelity audio in both stereo and mono headsets, which are used for a wide variety of applications. Revenues from this application increased by 265% in 2007, albeit from a small base, to just under $4m (2006: $1m).


$60m
$56m
$37m
$38m
$18m
$34m
$20m
$17m
$8m
$14m
$13m
$13m
$4m
$10m
$5m
$10m
$5m
$6m
$7m
$4m
$3m
$4m
$1m
$4m
$6m
$3m
$2m
$2m
$15m
$15m
2006 Revenue
2007 Revenue
PMP
Handset
PND
MFP & scanner
Cameras
Video games
PC accessories
TV
STB & PVR
PDA
Automotive
Headset
DVD
Audio visual
Other

A broad range of applications

Strong revenue growth in a year of investment

Consumer Audio and Imaging

Revenues from consumer audio applications, where Wolfson's semiconductors are typically used in mains-powered electronics goods, increased 26% in 2007 to $40m (2006: $31m).

Excellent revenue growth in 2007 was experienced in flat panel televisions, up 117% to $10m (2006: $5m), as end product improvements and falling prices helped boost demand. Sales into PC accessories increased 163% to $10m (2006: $4m), reflecting strong take-up for new end products such as USB microphones and PC sound cards made by leading accessories brands. Good progress was also made in the audio visual market, set top boxes and automotive applications.

Imaging revenues from products which are incorporated into a wide range of multifunction peripherals ("MFPs") declined by 11% in 2007 to $19m (2006: $22m). Though the underlying market is not growing particularly strongly for this application, new products launched towards the end of 2007 are targeted at maintaining the Company's share of this market.

Financial Reporting

The Group and the Company's financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union.

Financial Results

The Group's results are summarised in the table below.

Details from the consolidated income statement (page 53)

	Business excl acquisitions		Acquisitions	Group 2007		Group 2006*	
	$m	% of revenues	$m	$m	% of revenues	$m	% of revenues
Revenue	**230.9**		**0.7**	**231.6**		**204.1**	
Gross profit	**120.9**	*52.4%*	**0.7**	**121.6**	*52.5%*	**105.7**	*51.8%*
Overheads:							
Research and development expenses	(36.5)	*16%*	(2.7)	(39.2)	*17%*	(27.8)	*14%*
Distribution and selling costs	(21.4)	*9%*	(1.1)	(22.5)	*10%*	(18.5)	*9%*
Administration expenses	(13.4)	*6%*	(0.6)	(14.0)	*6%*	(9.2)	*4%*
Share-based compensation charges	(6.6)	*3%*	(0.1)	(6.7)	*3%*	(3.3)	*2%*
Adjusted operating profit / (loss)**	**43.0**	*19%*	**(3.8)**	**39.2**	*17%*	**46.9**	*23%*
Amortisation charges	-		(2.3)	(2.3)	*1%*	-	
Operating profit / (loss)**	**43.0**	*19%*	**(6.1)**	**36.9**	*16%*	**46.9**	*23%*
Net interest income	5.0	*2%*	(1.1)	3.9	*2%*	3.4	*2%*
Profit / (loss) before tax **	**48.0**	*21%*	**(7.2)**	**40.8**	*18%*	**50.3**	*25%*
Income tax	(13.3)		2.0	(11.3)		(14.5)	
Profit / (loss) after tax	**34.7**	*15%*	**(5.2)**	**29.5**	*13%*	**35.8**	*18%*
Diluted earnings / (loss) per share (IFRS basis) – cents	29.1		(4.3)	24.8		26.7	
Adjusted diluted earnings / (loss) per share – cents	29.1		(2.9)	26.2		30.1	

* 2006 data is stated before non recurring pre-tax charge of $5.771m (allocated $3.999m to research and development; $1.36m to distribution and selling costs; and $0.412m to administrative expenses).

** Impact of £/$ adverse movement increased overheads by $4.6m in 2007, reducing adjusted operating profit, operating profit and profit before tax percentage measures by 2.0 percentage points.

Note 'adjusted' means after adding back amortisation of acquired intangible assets, and in 2006 adding back the non recurring charge. For earnings per share purposes, this is calculated by adding back to net profit such cost net of the estimated tax impact and dividing by the number of shares in issue on a fully diluted basis.

Revenue increased by 13.5% to $231.6m (2006: $204.1m), whilst profit before tax fell by 18.9% to $40.8m (2006: $50.3m before the non-recurring charge). Earnings per share reduced to 26.2 cents on an adjusted diluted basis (2006: 30.1 cents before the non-recurring charge). Like for like earnings per share, stripping out the impact of acquisitions, were 29.1 cents (2006: 30.1 cents).

The Company made two acquisitions in the year, which will significantly increase Wolfson's technology and product portfolios, as well as its addressable target markets in 2008 and beyond. The first acquisition, in January 2007, was of Oligon Limited ("Oligon") for an initial cash consideration of $3.2m. The second acquisition was of Sonaptic Limited ("Sonaptic") in July 2007 for an initial cash consideration of $24.6m. Further details are given in note 8 to the financial statements. These acquisitions bring silicon based microphones and micro-acoustic technologies to the Company, and have accelerated the implementation of Wolfson's AudioPlus™ strategy as more fully explained in the Business Review on pages 8 to 19.

Both of the acquired companies are in a development phase, with immaterial levels of revenue and are currently loss making. These acquisitions had the effect of reducing the Group's 2007 net profitability by $5.2m, with a reduction in the reported diluted and adjusted diluted earnings per share of 4.3 cents and 2.9 cents respectively. The table on the previous page summarises the combined impact of these acquisitions on the 2007 Group results to show the like for like performance of the business. An estimated charge for interest foregone on the cash elements of the initial consideration on the acquisitions has been included in the table on page 23.

The movement in our profit before tax in 2007 of $40.8m relative to 2006 ($50.3m) was attributed mainly to:

- growth in revenues of 13.5%
- an increase in gross margins from 51.8% to 52.5%

offset by:

- impact of acquisitions of $7.2m, as shown in the table on page 23
- impact of sterling/dollar adverse currency movement on operating overheads of $4.6m
- higher non cash share-based compensation charges of $6.6m, representing an additional $3.3m cost in 2007
- operating cost increases of $10m mainly resulting from the full year impact of employees hired during 2006, together with the additional cost impact of more senior appointments during 2007
- one time restructuring and redundancy charges of $0.9m

Gross profit in 2007 was $121.6m, up 15% from the previous year (2006: $105.7m). Gross margin increased by 70 basis points to 52.5% (2006: 51.8%), mainly attributable to the increased contribution from the sale of more differentiated products, reduction in costs and improvement in manufacturing efficiencies, but was offset by higher gold prices which increased cost of goods sold towards the end of 2007.

Imperative to our AudioPlus™ strategy and our long-term competitiveness is our continual investment in new product development and best in class engineering tools. Expenditure on research and development, excluding non cash charges such as amortisation and share-based compensation, increased by 41% to $39.2m or 16.9% of revenue (2006: $27.8m excluding non recurring charge, or 13.6% of revenue).

The majority of this increase, representing a higher level of investment relative to 2006, was attributable to the impact of our two acquisitions; the full year impact of recruitment of additional engineers hired during 2006; higher external investment in more complex products to complement our AudioPlus™ strategy, and the effects of a weak dollar, as noted above. We also increased our investment in, and strengthened our patent portfolio during 2007. It is anticipated that we will continue to spend approximately 16% to 17% of revenue on research and development, excluding share-based compensation and intangible amortisation, on an annual basis, assuming a US dollar to sterling exchange rate of $2:£1.

Distribution and selling expenses, excluding share-based compensation charges, increased by 21% to $22.5m or 9.7% of revenue (2006: $18.5m excluding non recurring charge, or 9.1% of revenue). The increase was due mainly to investment in recruitment of new teams in the US and Europe, including through our Sonaptic acquisition, together with volume based increases in distribution costs. We expect distribution and selling expenses to continue to be approximately 9% of revenue, excluding share-based compensation, on an annual basis, assuming the exchange rate noted above.

Administrative expenses, excluding share-based compensation charges, increased by 54% to $14.0m or 6.1% of revenue (2006: $9.2m excluding non recurring charge, or 4.5% of revenue). The increase reflects the impact of appointments made during 2006; acquisition related costs and administration costs of the acquired companies; and the effects of a weak dollar. We anticipate that administrative expenses will continue to be approximately 6% of revenue, excluding share-based compensation, on an annual basis, assuming the exchange rate noted above.

Share-based compensation charges, calculated in accordance with IFRS 2, amounted to $6.7m in 2007, compared to $3.3m in 2006. The increase was mainly due to additional share options granted to staff in 2007, deferred share awards as explained in the Directors' Remuneration Report, the impact of sterling/dollar exchange rate and the increased volatility factor used to value options. This charge is expected to fall in 2008 as the deferred shares vest and share options granted to staff revert to historical levels.

Intangible asset amortisation charges on the acquisitions amounted to $2.3m (2006: Nil), representing five months charge for Sonaptic, and a full year charge for Oligon, and are explained in notes 8 and 10 to the accounts. The projected charge for 2008 is expected to increase to $5.3m mainly reflecting a full year charge on the Sonaptic acquisition.

Adjusted operating profit was $39.2m or 16.9% of revenue, compared to $46.9m or 23.0% of revenue in 2006. Stripping out the impact of the acquisitions, the like for like operating profit reached $43.0m or 18.6% of revenue. The impact of the increased share-based compensation and sterling/dollar exchange movement was to reduce the operating profit margin percentage relative to 2006 by 1.4 percentage points and 2.0 percentage points respectively.

Net financing income increased to $3.9m (2006: $3.4m). The amount of interest income received in 2007 was impacted negatively by the initial cash considerations paid on the two acquisitions. The finance expense of $1.8m booked in 2007 relates to the interest on the pension scheme obligation and to notional interest on the discounted deferred consideration on the acquisitions, both being non cash items.

Taxation

The effective rate of tax for 2007 was 28%. Following the reduction in the UK corporation tax rate to 28% effective from 1 April 2008, the ongoing total effective tax rate is anticipated to be around 26% to 27%, reflecting the availability of tax allowances on research and development expenditure. This figure may however be affected by the calculation at each period end of deferred tax on employee share options.

Taxation payable on the Company's profits in 2007 has been reduced by tax relief in respect of gains arising on the exercise of share options by employees during the year. Consequently only $11.9m of the current tax charge for 2007 was payable in cash with the balance of $1.3m mainly attributable to the movement in the relevant deferred tax balance during the year.

Cash Flow & Balance Sheet

Summarised Consolidated Cash Flow

	2007 $m	2006 $m
Profit before tax	**40.8**	**44.6**
Depreciation and amortisation	10.7	6.8
Net financing income	(3.9)	(3.4)
Earnings before interest, tax, depreciation and amortisation	**47.6**	**48.0**
Share-based compensation charge	6.7	3.3
Change in working capital	6.0	(10.2)
Income taxes paid	(7.8)	(2.6)
Net cash flow from operating activities	**52.5**	**38.5**
Capital expenditure	(13.1)	(8.5)
Free cash flow	**39.4**	**30.0**
Purchase of own shares by employee share trust	(28.1)	(3.6)
Proceeds from issue of shares	2.4	5.3
Acquisitions	(27.9)	–
Repayment of borrowings	–	(15.8)
Interest received	4.4	2.6
Net cash (outflow) / inflow	**(9.8)**	**18.5**
Opening cash balances*	99.4	80.9
Closing cash balances*	**89.6**	**99.4**

* includes cash balances and short-term deposits

Cash and short-term deposits amounted to $89.6m at 30 December 2007 (31 December 2006: $99.4m). Net cash inflow from operating activities was $52.5m in 2007 (2006: $38.5m).

In January 2007, initial consideration of $3.2m was paid for the entire share capital of Oligon; $24.6m was paid, principally during July, for the entire share capital of Sonaptic. These acquisitions are explained further in the Business Review and note 8 to the financial statements.

During the year the Company Employee Share Trust paid $28.1m to purchase shares to cover current and future employee option grants, which will reduce share dilution going forward.

Cash outflow on capital expenditure in 2007 amounted to $13.1m (2006: $8.5m). The majority of this expenditure was invested in test and related equipment with the increase mainly attributable to a $2.7m spend during 2007 on our digital microphone project as explained further in note 8.

The Company reported an inflow from working capital (excluding cash and short-term deposits) of $6.0m for the year ended 30 December 2007, compared to an outflow of $10.2m for the year ended 31 December 2006.

The value of inventory held at 30 December 2007 was $25.5m or 69 days cost of sales ($22.3m or 83 days inventory at 31 December 2006). It is anticipated that inventory levels will average around 80 - 90 days in 2008 to meet fluctuations in demand. Trade receivables amounted to $28.5m or 43 days sales outstanding at 30 December 2007 (31 December 2006: $21.0m or 40 days sales outstanding). It is expected that the number of days sales outstanding will average around 40-45 in 2008.

Trade payables at 30 December 2007 amounted to $27.4m or 62 days purchases (31 December 2006: $6.5m or 27 days purchases). It is anticipated that the number of days purchases will average around 50-60 in 2008.

Balance Sheet Strategy

Wolfson has a robust and cash generative business model. The Company continually invests in its product portfolio and new technologies to enhance its product leadership. In addition, a strong balance sheet is seen as a key differentiator when competing for new business with global consumer electronics companies.

The Board regularly reviews the level of cash on the balance sheet, taking into consideration anticipated operating results, investment requirements and opportunities to develop the business by acquisition of complementary technologies. The Board is committed to maintaining the right balance between balance sheet flexibility and rewarding shareholders. In this regard, it continues to review opportunities for the payment of dividends, share buybacks and other methods of returning cash to shareholders. There is already a policy in place for the buying of shares in the market by the employee share trust to satisfy future share option grants and share awards, thus avoiding any dilution to existing shareholders.

At this point in the Company's development, the Board believes it is appropriate to maintain a significant amount of cash on the balance sheet to provide the Company with the flexibility to take advantage of appropriate investment opportunities as they become available. As Wolfson's business develops, the policy on shareholders' returns will continue to be reviewed.


400
350
300
250
200
150
100
Total
R&D
Sales, distribution & admin
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

Number of employees at end of period


Cash from operations
Free cash flows
6.7
42.5
38.5
52.5
2004
2005
2006
2007

*Cash outflow after capital expenditure

Cash generation ($m)

Treasury and Foreign Exchange

Nearly all revenue and cost of goods sold are denominated in US dollars, so there is a natural and effective hedge down to the gross margin level. However, over 70% of operating costs are denominated in sterling, and this represents an economic long term currency exposure derived from the UK base of the Company. The Board's view is that short term forward contracts would not change this underlying exposure and, as a result, no hedges are in place against this exposure. It is estimated that every 1 cent increase in the US dollar/sterling exchange rate would have the effect of reducing the Group's operating profit by $260,000 on an annualised basis. The average dollar/sterling exchange rate in 2007 was 2.00, against 1.82 in 2006. The impact was to increase operating overheads, and reduce operating profit, by $4.6m, a 2.0 percentage point impact on the operating profit margin and the profit before tax.

Pensions

The Company operates defined contribution and defined benefit pension schemes. The defined benefit scheme was closed to new entrants with effect from July 2002. Note 17 to the financial statements sets out the accounting basis of the defined benefit scheme. The Company paid $3.4m to the defined benefit scheme during 2007 and this included a $2.4m deficit correction payment.

Risks and uncertainties

Management of the Company are constantly considering and reviewing risk. In addition the Company has put in place formal processes for the identification and, where possible, the management of significant risks which are reviewed regularly by senior management. This is formally reported on a regular basis to the Audit Committee, as a result of which the directors of the Company (the "Directors") are aware of the potential cost and resources involved in managing these risks. Details on the identification and management of risks are also addressed on page 36 in the Corporate Governance statement.

This Annual Report contains certain forward looking statements that are Wolfson's expectations and beliefs about our future business. These statements are made by the Directors in good faith, based on information available to them at the time of the approval of the report. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. Actual results may differ from those expressed in such statements, depending on a variety of factors. These factors include, but are not limited to: consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; decline in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

There are a number of potential risks and uncertainties which could have a material impact on the Company's long term performance:

Fabless business model

The Company does not have its own manufacturing facilities. As a result, the Company's business model is less capital intensive. The Company uses Chartered Semiconductor, Magnachip and TSMC for the manufacture of most of its silicon wafers and Unisem and Carsem for major test and assembly services. The Company is reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test its products and to provide high quality products on time. The Company maintains an internal manufacturing support group which directs product supply, helps ensure a high level of quality and reliability and works with the wafer foundries and production assemblers to resolve issues.

Dependence on the growth of the consumer electronics market

The Company's future success is dependent on the growth of the digital consumer electronics market and the successful adoption by customers of its integrated circuits in their products. The future size of the digital audio, portable devices, digital imaging markets, and other potential markets, is uncertain and depends on a number of factors, all of which are beyond the Company's control. The failure of these markets to develop as the Company expects would have a material adverse effect on the business, financial condition and operating results of the Company.

In addition, the Company's future success is also dependent on the success of its customers in their related markets. Reduced uptake by consumers of products from the Company's end customers' could also have a material adverse effect on the Company's business, financial condition and operating results.

Seasonality

The Company's products are mainly sold to manufacturers of consumer electronic products. As a result, the Company's business is subject to seasonality with increased revenues in the second half of the year and lower revenues after the main holiday period.

New product introductions

The average design cycle for the Company's products can take 18-24 months to complete and achieve volume production. This long design cycle, coupled with limited customer visibility as to future requirements and plans, makes forecasting product demand and the timing of that demand difficult. There are also inherent risks in lengthy design cycles including risk of future design loss to a competitor, risk of cancellation and limited uptake for new products.

Infringement of third party intellectual property rights

The semiconductor industry is characterised by cross-licensing and frequent litigation regarding patent and other intellectual property rights. The Company has provided certain indemnification rights to some of its customers in respect of the infringement of third party intellectual property rights regarding its products.

Claims against the Company could adversely affect its ability to market and sell its products, require it to re-design products or seek licences from third parties, require it to pay substantial monetary damages, and seriously harm its operating results. In addition, the defence of such claims could result in significant costs and divert the attention of the Company's executives and technical personnel from their day to day work.

Customer dependence

The Company supplies products to a range of companies. The Company seeks continually to expand its customer base and customer mix. However, one or a small number of customers may become responsible for a significant proportion of the Company's sales. Rapid variation of such customers' demand could then significantly affect the Company's revenues. No single customer accounted for more than 18% of revenue in 2007 (2006: 22%) with the top 10 customers accounting for 57% of revenue in 2007 (2006: 58%) and the top 20 customers accounting for 79% of revenue in 2007 (2006: 73%).

Personnel

The Company relies on the ability to hire and retain appropriately qualified staff who provide the expertise and experience critical to its business and the implementation of its strategy. There is intense competition for qualified personnel in the semiconductor industry and, from time to time, the Company experiences difficulty in locating candidates in the relevant country with appropriate qualifications. The Company enters into employment contracts with its personnel but there is no assurance that it will be able to continue to hire and retain appropriately qualified personnel. The loss of the service of, or failure to recruit in a timely manner, key technical and management personnel would adversely impact the Company's product development programmes and could have a material adverse effect on its performance and future growth.

Competitors

The markets in which the Company operates are very competitive and are characterised by rapid technological change and evolving standards. Many of the Company's competitors are larger in size, have larger financial, marketing and/or technical resources, a longer trading history and larger installed customer bases. As a result, they may devote greater resources to the development, promotion and sale of their products than the Company can. These factors may prevent the Company from competing successfully against current or future competitors.

Acquisitions

The Company expects to review further potential acquisition targets as part of its AudioPlus™ strategy, particularly 'tuck in' companies that offer innovative technology which may be pre revenue and loss making. The internal investment case for such acquisitions may not materialise as planned. In addition, the integration of acquired companies involves additional risk including diversion of management time, potential failure to realise the synergy benefits anticipated from the acquisition, the cultural risk associated with integrating different companies in various countries, and risks associated with unexpected liabilities or events arising post acquisition.

Information technology

The Company depends on worldwide communication links and accurate, timely information and numerical data from key information technology systems and software applications to facilitate the daily operation of the business and decision making. Any disruption caused by failings in these systems, of related equipment or of communication networks could delay, or otherwise impact, everyday decision making and some business operations. The Company has developed and tested disaster recovery arrangements in order to minimise the disruption caused by failings in these systems.

Foreign currency exposure

Refer to Treasury and Foreign Exchange section above.

Mark Cubitt Chief Financial Officer

Michael Ruettgers (age 65)
Chairman (from 1 January 2008)

Mr Ruettgers joined the Board and became Chairman on 1 January 2008 and he is also chairman of the Nomination Committee. Mr Ruettgers joined EMC Corporation in 1988 and served as its Chief Executive Officer from 1992 until January 2001, before becoming Executive Chairman and finally Chairman until 2005. Under his leadership, EMC achieved dramatic growth over more than a decade. From his arrival through year-end 2000, EMC's revenues grew from $120 million to nearly $9 billion. EMC is now a leading digital storage company; it is listed on the New York Stock Exchange. Mr Ruettgers is the lead independent director at the Raytheon Company, also a New York Stock Exchange company. Mr Ruettgers also serves as a non-executive director at the Orvis Company, Inc.

D John Carey (age 71)
Non-executive director (from 1 January 2008)
Chairman (until 31 December 2007)

Mr Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. On 31 December 2007, Mr Carey retired as Chairman but remains a non-executive director of the Company. Mr Carey was chairman of the Nomination Committee until 31 December 2007. Mr Carey was a founding investor in Integrated Devices Technology, Inc., serving as a member of the board before becoming Chief Executive Officer and Chief Operating Officer in 1982 and Chairman of the Board from 1991 to 1999. In 1969, Mr Carey was founder of Advanced Micro Devices, Inc., where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild from 1963 until 1968. Mr Carey has a degree in Electrical Engineering from Liverpool University.

Alastair David Milne (age 65)
Non-executive Director (from 9 November 2007)
Executive Director (until 8 November 2007)
Chief Executive Officer and Managing Director (until 28 February 2007)

Dr Milne co-founded the Company in 1984 and served as the Chief Executive Officer and Managing Director until 28 February 2007. He remained an executive director of the Company until 8 November 2007 when he retired and was appointed as a non-executive director from 9 November 2007. Dr Milne was a member of the Nomination Committee until 28 February 2007. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998 and is a Fellow of the Royal Academy of Engineers. In January 2008, Dr Milne was appointed as Chairman of the European Leadership Council of the Global Semiconductor Alliance, having served on the Council since 2006. During 2007, Dr Milne was appointed as a director and chairman of Edinburgh International Science Festival Limited. He has a Doctorate in Physics from Bristol University and was a member of the Court of the University of Edinburgh from 1998 until 31 August 2007. Dr Milne was awarded the OBE in 1985 for services to industry.

David Allen Shrigley (age 59)
Chief Executive Officer and Managing Director (from 1 March 2007)

Mr Shrigley was appointed to the Board on 27 November 2006 as Chief Executive Officer designate and he became Chief Executive Officer with effect from 1 March 2007. Mr Shrigley was previously a director of SonicWall, Inc. and, while a general partner at Sevin Rosen Funds in California from 1999 to 2005, he was a portfolio director of several companies including SPI Lasers plc. Mr Shrigley was a member of the executive team at Bay Networks from 1996 to 1998 when Bay Networks was acquired by Nortel where Mr Shrigley continued to work until 1999. Mr Shrigley held a number of senior executive positions during his career at Intel from 1978 to 1996. In particular, during that time, Mr Shrigley spent six years as Vice President and General Manager of Asia Pacific Sales and Marketing Operations before becoming Vice President and General Manager of Corporate Marketing. Mr Shrigley is currently a non-executive director of Rambus, Inc.

John Martin Urwin (age 47)
Operations Director

Mr Urwin joined the Board in 1994. From 1988 to 1994 he worked for Fujitsu Ltd where he was Northern Europe Marketing Manager. Prior to that, Mr Urwin worked for National Semiconductor and Marconi Electronic Devices in major account management, test and product engineering roles. Mr Urwin has an Honours Degree in Electronic Engineering from Nottingham University. Mr Urwin is also a non-executive director of System Level Integration Limited and, during 2007, he was appointed to the board of the Global Semiconductor Alliance.

Mark Cubitt (age 45)
Chief Financial Officer and Finance Director (appointed 15 January 2007)

Mr Cubitt joined the Board in January 2007 and serves as the Chief Financial Officer and Finance Director. Mr Cubitt was previously Vice President of Finance at Jacobs Engineering in the UK and Ireland. He was the Finance Director of Babtie Group from 2001 until the sale of the company to Jacobs Engineering in 2004, when he then took up a wider finance role within Jacobs. Before joining Babtie, Mr Cubitt was the Finance Director of Dawson International PLC, where he worked from 1996 until 2000. From 1988 to 1994, he held a number of finance posts in Christian Salvesen PLC and its then subsidiary Aggreko. Mr Cubitt is a Chartered Accountant and has a degree in Accountancy and Computer Science from Heriot-Watt University.

Barry Michael Rose (age 62)
Non-executive Director

Mr Rose was appointed to the Board in 2001 and serves as a non-executive director and is the Senior Independent Non-executive Director. He is chairman of the Company's Remuneration Committee and is a member of the Audit Committee and Nomination Committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc, Liverpool Victoria Friendly Society and Optos plc.

Ross King Graham (age 60)
Non-executive Director

Mr Graham was appointed to the Board in September 2003 and serves as a non-executive director and chairman of the Audit Committee. He is also a member of the Remuneration and Nomination Committees. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, becoming Corporate Development Director in 1998 and finally retiring from the Board at the end of 2003. Throughout his time at Misys he played a key role in developing and implementing its acquisition strategy. He holds several other non-executive directorships including Acambis plc and Psion plc.

Robert Laurence Eckelmann (age 51)
Non-executive Director

Mr Eckelmann joined the Board in November 2004 and serves on the Audit, Nomination and Remuneration Committees. From 1988 to 2002 Mr Eckelmann was employed by Intel Corporation, where he launched its Asian business and was then vice president and general manager of the EMEA region. Before joining Intel in 1988, Mr Eckelmann served for six years at the US Department of Commerce responsible for high-tech trade policy and negotiations with Asia and the EU. Mr Eckelmann holds several non-executive directorships including: Emulation & Verification Engineering, MDS Holdings and Xaar plc.

The directors have pleasure in submitting their report and financial statements for the year ended 30 December 2007.

Principal activities

The Group is principally engaged in the design, manufacture and supply of high performance mixed-signal integrated circuits.

Financial

The Group's consolidated profit for the financial year, after taxation, was $29,528,000 (2006: $31,740,000). A financial review of the results for the year is set out on pages 20 to 28.

The financial risk management objectives and policies and an indication of the exposure to financial risk is included in note 19 to the financial statements.

Dividends

The Company's current policy, which is kept under regular review, is to retain future earnings for the development and expansion of the business. Payment of any future dividends will be at the discretion of the Board after taking into account various factors, including the Company's current and future cash requirements, development plans and operating results.

Review of development and future prospects

The report of the Directors should be read in conjunction with the Chairmen's Statement, the Business Review and the Operating and Financial Review on pages 2 to 28, which contain details of the principal activities of the Group during the year and an indication of future developments. The review of the business has been divided into three areas and dealt with in this Annual Report as follows:

- principal risks and uncertainties – pages 27 and 28 of the Operating and Financial Review;
- a review of the development and performance of the business and the position of the Group at 30 December 2007– included in the Business Review on pages 8 to 19 and in the Operating and Financial Review on pages 20 to 28; and
- key performance indicators – on pages 2 and 3 and on pages 20 to 26.

Share capital

Details of the Company's authorised and issued share capital as at 30 December 2007 and of options granted under the Group's employee share option schemes are detailed in note 16 to the financial statements.

Research and development

The Group continues to invest in research and development of mixed-signal integrated circuits.

Donations

The Group made no political contributions during the year. Sponsorships and donations to UK charities amounted to $484,000 (2006: $361,000).

Directors

The directors who held office at the end of the year and their interests in the shares of the Company at the year end are set out on pages 43 and 44. The interests of the directors in the share options of the Company are set out on page 49. No director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

Mark Cubitt was appointed to the Board as an executive director on 15 January 2007. George Elliott resigned from the Board with effect from 28 February 2007.

Dr Alastair David Milne stepped down as Chief Executive Officer on 28 February 2007 and continued to serve as an executive director until 8 November 2007 when he retired from that role. He was appointed a non-executive director of the Company with effect from 9 November 2007.

David Allen Shrigley, having been appointed to the Board on 27 November 2006, became Chief Executive Officer with effect from 1 March 2007.

Michael Ruettgers was appointed to the Board as a non-executive director and Chairman of the Board on 1 January 2008 and will retire at the forthcoming Annual General Meeting and, being eligible, will offer himself for election. David John Carey stepped down as Chairman of the Board on 31 December 2007 but remains a non-executive director of the Company.

The names and biographical details for the directors who held office at the end of the year are set out on page 30 and details of directors' service contracts are set out in the Directors' Remuneration Report on page 42.

Substantial shareholdings

As at 4 February 2008, the Company had received notifications from the following parties that they have an interest in the ordinary share capital of the Company:

	Number of ordinary shares	% of issued share capital
Artemis Investment Management Limited	11,837,626	10.01%
Wellington Management Company LLP	5,913,952	5.00%
Fidelity International Limited	5,404,512	4.57%
Legal & General Group Plc	4,913,979	4.15%
Morgan Stanley Securities Limited	4,729,517	3.99%
Massachusetts Financial Services Company	4,462,810	3.77%
DJ Carey	4,381,657	3.70%
The Goldman Sachs Group, Inc.	3,939,732	3.33%

Purchase of own shares

At the Annual General Meeting held on 24 May 2007 the shareholders granted the Company the authority to purchase, in the market, its own ordinary shares up to a maximum of 11,714,502 ordinary shares. This authority expires at the conclusion of the Annual General Meeting to be held on 4 June 2008. This authority was not used during the year or up to the date of this report and shareholders will be asked to give a similar authority at the forthcoming Annual General Meeting as set out in the notice of the Annual General Meeting.

Employees

Employee involvement

The Company is committed to employee involvement throughout the business and this is described on page 37.

The Company has established offshore employee share trusts in connection with the Company's performance share plan and executive shared ownership plan. As at 30 December 2007 these trusts held a total of 5,582,226 ordinary shares of 0.1 pence each in the capital of the Company. The shares to which the trusts relate have voting rights. However, under the terms of these trusts, the trustees have agreed to refrain from exercising voting rights otherwise than to the extent the shares have vested.

Employees with disabilities

The Company's policy is to give full and fair consideration to suitable applications from people with disabilities for employment. If existing employees become disabled they will continue to be employed, wherever practicable, in the same job or, if this is not practicable, every effort will be made to find suitable alternative employment and to provide appropriate training.

Policy and practice on payment of creditors

The Company's policy concerning the payment of creditors for goods and services is to pay suppliers within 30 days of the end of the calendar month in which the invoice is received (net 30 day terms), unless alternative terms have been specifically agreed in advance. This policy and any specific terms agreed with suppliers are made known to the appropriate staff and suppliers. At 30 December 2007, the Company had 62 days (2006: 27 days) purchases in trade payables.

Articles of Association

Since 21 April 2005, a qualifying third party indemnity provision has been in force pursuant to the Company's current Articles of Association.

The Company may amend its Articles of Association by special resolution.

Responsibility statement

To the best of the knowledge of the directors:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and
- the Business Review and Operating and Financial Review include a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Disclosure of information to auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors

A resolution to reappoint KPMG Audit Plc as auditors will be put to the members at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held on 4 June 2008 in Edinburgh. The notice of the Annual General Meeting is contained in a separate booklet which is being sent to shareholders along with this Annual Report.

By order of the Board

Mark Cubitt 4 February 2008
Company Secretary

Edinburgh

The Board is committed to maintaining high standards of corporate governance throughout the Group and therefore applies, where they are deemed appropriate, the principles of corporate governance set out in the Combined Code (the "Code") as issued in June 2006. The statement below describes how the directors have applied the principles of corporate governance and the extent to which the principles and provisions of the Code have been complied with during the financial year ended 30 December 2007. The one departure from full compliance is explained below.

From 1 January 2008, upon the appointment of Michael Ruettgers as a non-executive director and Chairman, the Board comprises nine directors: the Chairman, three executive directors and five non-executive directors, of whom three are independent in accordance with the terms of the Code. The three independent non-executive directors, in accordance with the Code, are: BM Rose, RK Graham and R Eckelmann. There have been some changes to the composition of the Board during 2007 and these are summarised in the table below:

Period	Number of executive directors during the period	Number of non-executive directors during the period Independent	Not independent
1 January to 15 January 2007	**4**	**3**	**1**
16 January to 28 February 2007	**5**	**3**	**1**
1 March to 8 November 2007	**4**	**3**	**1**
9 November to 31 December 2007	**3**	**3**	**2**
From 1 January 2008	**3**	**3**	**3**

The Board considered that, on his appointment as Chairman, M Ruettgers met the independence criteria as set out in provision A.3.1 of the Code. Biographical details of the directors serving as at the date of this report are given on page 30.

Compliance with the Combined Code

The Group has complied, throughout the financial year ended 30 December 2007, with the provisions set out in Section 1 of the Code except that, during the year, at least half the Board, excluding the Chairman, did not comprise non-executive directors determined by the Board to be independent. (Code provision A.3.2). The Board considers that it has an appropriate number of directors, who amongst them have the appropriate range of skills and experience given the size and complexity of the Group. The Board's view is that the independent directors are of sufficient calibre and number that their views carry appropriate weight and influence on the Board's decision making.

Board composition and operation

The Board considers all of its non-executive directors to be independent in character and judgement. However, only BM Rose, RK Graham and R Eckelmann are independent in terms of Code provision A.3.1 as none of these non-executive directors:

- has been an employee of the Group within the last five years;
- has, or has had within the last three years, a material business relationship with the Group;
- receives remuneration other than a director's fee, participates in the Company's share option schemes or is a member of the Company's pension scheme;
- has close family ties with any of the Group's advisers, directors or senior employees;
- holds cross-directorships or has significant links with other directors through involvement in other companies or bodies;
- represents a significant shareholder; or
- has served on the Board for more than nine years.

The division of responsibilities between the Chairman of the Board and the Chief Executive Officer is clearly delineated, set out in writing and is regularly reviewed and monitored by the Board.

BM Rose is the Senior Independent Non-executive Director.

All directors must submit themselves for election at the annual general meeting following their appointment and, thereafter, for re-election at least once every three years. The non-executive directors are generally initially appointed for fixed terms of three years. In 2006, the Board (in accordance with the terms of the letter of appointment) invited DJ Carey and RK Graham to serve for an additional period of three years and BM Rose for an additional period of two years; the non-executive directors accepted these extensions to their term of appointment. The Group seeks to retain the services of the non-executive directors for periods that may be longer than is recommended by the Code due to their experience and knowledge. The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office during normal business hours. These terms and conditions are also made available for inspection on the day of the annual general meeting.

There is a formal schedule of matters reserved for the Board which has been reviewed and updated during 2007. The responsibilities of the Board include: determining and setting the strategic direction of the Group and approving the business plan and annual budget; ensuring that high standards of corporate governance are maintained; monitoring the performance of the Group; approving financing and significant capital expenditure; authorisation of significant transactions; reviewing the Group's systems of risk management and internal control; approving appointments to the Board and of the Company Secretary; determining the scope of delegations to Board committees; approving policies relating to directors' remuneration; the appointment and removal of the principal advisers and auditors; and ensuring that a satisfactory dialogue takes place with shareholders. The Board is responsible for reviewing and approving the annual report and accounts, the interim report and quarterly results announcements and for ensuring that these present a balanced assessment of the Group's position.

The Board delegates to management responsibility, inter alia, for: the implementation of the strategies and policies of the Group as determined by the Board, monitoring the operating and financial results against budgets and managing and controlling the allocation of capital, human and technical resources. The Board regularly receives detailed financial and operational information in order for it to monitor the performance of the key areas of the business.

The Board normally meets monthly and may meet at other times at the request of any director. The number of scheduled Board meetings and committee meetings attended by each director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
DJ Carey	11 (11)	n/a	n/a	4 (8)
AD Milne	11 (11)	n/a	n/a	1 (1)
DA Shrigley	11 (11)	n/a	n/a	7 (7)
JM Urwin	11 (11)	n/a	n/a	n/a
M Cubitt*	11 (11)	n/a	n/a	n/a
GR Elliott**	1 (2)	n/a	n/a	n/a
BM Rose	11 (11)	6 (6)	7 (7)	8 (8)
RK Graham	11 (11)	6 (6)	7 (7)	8 (8)
R Eckelmann	11 (11)	6 (6)	7 (7)	8 (8)

* appointed to the Board on 15 January 2007
** resigned from the Board on 28 February 2007

(The figures in brackets indicate the total number of meetings held in the period during which the individual was a director and a member of the relevant Committee).

When directors were unable to attend Board meetings they were provided with all of the documentation for the meeting and were given the opportunity to provide their views to the Chairman or the Chief Executive Officer regarding the matters to be discussed. The minutes from the meeting were then provided as appropriate.

During the year, the Chairman has held meetings with the non-executive directors without the executive directors present.

An induction process is in place for any new directors, tailored to the individual directors' requirements in the light of his or her experience and prior industry knowledge.

In 2007, the Board again applied a formal process for evaluating the performance and effectiveness of the Board, its committees and its members. This was performed through a series of detailed questionnaires completed by the members of the Board and its committees. The results of this evaluation were collated and reported by the Senior Independent Non-executive Director to the Chairman so that follow up actions could be implemented. The general results of this evaluation process were communicated to the rest of the Board and any specific feedback communicated to the individual directors. Appropriate actions were then identified and taken. The Senior Independent Non-executive Director conducts the performance evaluation of the Chairman, taking into account the views of all directors. A formal process of evaluation of the performance and effectiveness of the Board and its committees is conducted on an annual basis.

All directors have access to the advice and services of the Company Secretary and to provision of independent professional advice in furtherance of their duties at the Company's expense. The Company maintained directors' and officers' liability insurance cover throughout 2007. This insurance cover has been renewed for 2008.

The Board has a Nomination Committee, Remuneration Committee and Audit Committee. The terms of reference for each committee can be found on the Investor Relations section of the Group's website at *www.wolfsonmicro.com*. The Board also has a Treasury Committee.

Nomination Committee

Committee Chairman:	***DJ Carey*** (until 31 December 2007)
	M Ruettgers (from 1 January 2008)
Committee Members:	***AD Milne*** (until 28 February 2007)
	DA Shrigley (from 1 March 2007)
	BM Rose
	RK Graham
	R Eckelmann

A majority of the members of the Nomination Committee during the year were independent non-executive directors. The Nomination Committee, which meets not less than once per year, has responsibility for considering the size, structure and composition of the Board and its committees, the retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board. It is considered by the Board to be appropriate to have the Chief Executive Officer as a member of this committee as he has many years of experience in the industry and is able to provide valuable input regarding suitable candidates for the Board.

During 2007, the Nomination Committee led the search for a successor to the Chairman of the Board and an external search consultancy was engaged to assist with this process. This involved a detailed process of identifying the skills and experience that the ideal candidate for this position would require as well as the amount of time that the individual would need to devote to the role. BM Rose chaired the Nomination Committee when it was dealing with this appointment. This process resulted in the appointment, from 1 January 2008, of M Ruettgers as Chairman of the Board.

The Nomination Committee considers that the current composition of the Board is satisfactory to provide the proper governance, administration and business counsel of the Company's affairs. It will continue to monitor the situation in 2008.

The other significant commitments of each non-executive director are required to be disclosed to the Board prior to their appointment and the Board is kept informed of subsequent changes to these commitments. Details of M Ruettgers' professional commitments are included in his biography on page 30. M Ruettgers holds a number of other directorships but the Board is satisfied that these are not such as to interfere with the performance of his duties as Chairman of the Company.

The terms of reference of the Nomination Committee were reviewed during the year and there were no significant changes to these terms.

Remuneration Committee

Committee Chairman:	***BM Rose***
Committee Members:	***R Eckelmann***
	RK Graham
	M Ruettgers (from 1 January 2008)

Only non-executive directors served on the Remuneration Committee in 2007 although the Chief Executive Officer is normally invited to attend meetings of this Committee. M Ruettgers, upon his appointment as a non-executive director of the Company and Chairman of the Board on 1 January 2008, became a member of the Remuneration Committee.

The Remuneration Committee, which normally meets at least three times a year, has the delegated responsibility:

- for making recommendations to the Board on the policy for remuneration of executive directors and other senior management;
- for reviewing the performance of executive directors and senior management; and
- for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes.

The Board is responsible for setting the remuneration of the non-executive directors subject to the limits contained in the articles of association. In accordance with the Remuneration Committee's terms of reference, no director may participate in discussions relating to his own terms and conditions of service or remuneration. During the year the Terms of Reference of the Remuneration Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Remuneration Committee.

During 2007, the business discussed and considered by the Remuneration Committee included:

- approval of cash bonus payments in respect of 2006;
- review and approval of 2007 salaries for directors and senior management;
- setting of performance targets for 2007 performance-related remuneration for directors and senior management;
- negotiation and approval of remuneration packages for incoming directors and senior management;
- obtaining and reviewing comparative remuneration data from external organisations;
- review of compensation structure for employees across the Group;
- review and approval of company-wide share option awards;
- review and approval of profit share for all staff;
- review of the Company's pension arrangements including the funding position of the defined benefit pension scheme;
- review and updating of the Committee's terms of reference; and
- consideration of 2008 executive remuneration policy.

Further information regarding the activities of the Remuneration Committee in 2007 are included in the Directors' Remuneration Report which is set out on pages 39 to 50.

Executive directors can accept external appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case. JM Urwin is a non-executive director of System Level Integration Limited and, during 2007, he was also elected to the board of the Global Semiconductor Alliance; he does not receive any remuneration from these appointments. AD Milne was a non-executive director of Edinburgh Research and Innovation Limited until 31 August 2007 and he did not receive any remuneration from this appointment. During 2007, AD Milne was appointed as a director and chairman of Edinburgh International Science Festival Limited and he did not receive any remuneration from this appointment. DA Shrigley is a non-executive director of Rambus, Inc. (a company listed on NASDAQ) and he receives and retains the remuneration from this appointment, as set out in the Directors' Remuneration Report on page 42.

Audit Committee

Committee Chairman:	*RK Graham*
Committee Members:	*BM Rose*
	R Eckelmann

Only independent non-executive directors serve on the Audit Committee and members of the Audit Committee have no links with the external auditors. The Board considers that the members of the Audit Committee have sufficient recent and relevant financial experience to discharge its functions. Members of this committee have considerable past employment experience in either finance or accounting roles or comparable experience in corporate activities. The Audit Committee normally convenes at least three times per year and meets the external auditors at least twice a year with no executive directors present. During 2007 the Audit Committee met six times with the external auditors present at four of these meetings.

During the year the Terms of Reference of the Audit Committee were reviewed, revised and approved by the Board. The revisions to these Terms of Reference did not fundamentally alter the role and responsibilities of the Audit Committee.

The Audit Committee is responsible for, amongst other things, making recommendations to the Board on the appointment of the external auditors and their remuneration. The Audit Committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors (see later reference to Policy on Use of External Auditors for Non-audit Services). On internal controls, the Audit Committee reviews the programmes of both the external auditors and the internal audit function and findings therefrom. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and on ensuring that the auditors have full access to accounting records and personnel to enable them to undertake their work. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

During 2007, the business discussed and considered by the Audit Committee included:

- the review of the Group's preliminary announcement of the financial results for the year ended 31 December 2006, the 2007 interim results announcement and the quarterly results announcements prior to approval by the Board and their release;
- the consideration and review of the Group's 2006 financial statements and the 2007 interim report prior to Board approval and reviewing the relevant external auditor's detailed reports;
- monitoring the ongoing compliance with International Financial Reporting Standards ("IFRS") by the Group and by the Company;
- the consideration and review of the appropriateness of the Group's and the Company's accounting policies in accordance with IFRS in particular the policies in respect of the accounting for the business combinations that occurred in 2007;
- the consideration and review of compliance with legal requirements and the Listing Rules of the Financial Services Authority;
- review of key performance indicators;
- the review and discussion of the proposals from the external auditors and the internal audit function regarding their audit programmes for 2007 with particular regard to the assessment of internal systems and controls;
- the approval of the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- reports from management on the Group's main risks and the assessment and management of those risks;
- the review of the reports from the internal audit and compliance functions and the external auditors on the Group's systems of internal control and its effectiveness, reporting to the Board on the results of the review;
- the review of the appropriateness of the Group's (whistle blowing) policy by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- the consideration and review of non-audit services by the external auditors in accordance with the policy regarding the provision of those services;
- the monitoring and assessment of the independence of the external auditors; and
- the review of the performance of the external auditors at the beginning of 2007 which resulted in the Audit Committee recommending that a resolution for the re-appointment of KPMG Audit Plc as the Company's external auditors be proposed to shareholders at the annual general meeting in May 2007.

The Audit Committee has discussed with the external auditors their independence and has reviewed the written disclosures received from them as required by the Auditing Practices Board's International Standard on Auditing (ISA) (UK and Ireland) 260 'Communication of Audit Matters to those Charged with Governance.'

During the year, the Audit Committee reviewed the 'Policy on the Use of External Auditors for Non-audit Services' which aims to monitor the non-audit services being provided to the Group by its external auditors. The purpose of this review was to consider whether the policy continues to be appropriate or if any amendments to the policy were required. No significant amendments were made to the policy as a result of this review other than the level of expenditure above which requires the approval of the chairman of the Audit Committee. This policy should ensure that non-audit work is only undertaken by the external auditors when they are the most suited to undertake it. Any non-audit work involving expenditure of more than $30,000 requires approval of the chairman of the Audit Committee. The policy specifically prohibits the external auditors from: making management decisions for the Group; being put in the role of advocate for the Group or conducting any other work which is prohibited by ethical guidance. The amounts paid to the external auditors during the year for audit and other services are set out in note 3 to the financial statements on page 63. The amount of non-audit fees was higher in 2007 compared to 2006 as a result of: the provision of financial and taxation due diligence services in respect of the acquisitions carried out by the Company during the year and also export regulations advice, which the audit firm were considered to be best-placed to provide expeditiously given their knowledge of the Company. However the amount of non-audit fees is not significant overall and therefore it is considered that KPMG's independence is not compromised.

The Audit Committee also monitors the arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters (whistle blowing). A policy was implemented and communicated to all staff several years ago which details the arrangements which are in place for the proportionate and independent investigation of such matters and for the appropriate follow up actions. This policy was reviewed during the year and is considered still to be appropriate. It is included in the staff handbook and employees have been reminded during 2007 that this policy is contained within the handbook.

Treasury Committee

The Treasury Committee is chaired by RK Graham and its other members are: the Chief Executive Officer and the Chief Financial Officer. This committee meets periodically, as required, and provides a report to the Board after each meeting. The Treasury Committee reviews the Group's overall financial risk management including specific areas such as: foreign exchange risk (and related hedging policies); interest rate risk; credit risk and liquidity management. The Treasury Committee reports to and makes recommendations to the Board regarding these matters.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over income, expenditure, assets and liabilities of the Group with particular reference to the risks identified. No system of control can, however, provide absolute assurance against material misstatement or loss.

The Board confirms that it has reviewed the effectiveness of the system of internal control for the period under review and up to the date of the approval of the financial statements.

The Board has established an internal control framework consistent with the guidance issued by the Turnbull Committee. The Board seeks regular assurance to enable it to satisfy itself that the systems of internal control are functioning effectively and to ensure that they are effective in managing risks. The key elements of the systems of internal controls are as follows:

Control environment

The Group has operational and financial controls and procedures. These controls include physical controls, segregation of duties, authorisation controls and reviews by management.

Risk identification

The Board has established a process of identifying, evaluating and managing the key commercial, financial and general risks facing the Group's business. This risk identification and review process has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. The Board undertakes a quarterly review to analyse how the key business risks are being managed consistent with the expansion of the business and its risk profile. Regular meetings take place to review the status of actions, procedures and controls aimed to mitigate or manage the key business risks. The outcomes from these meetings are reported to the Board on a quarterly basis. The key business risks identified are taken into account by the Board when assessing the Group's internal controls.

Financial reporting and monitoring of operations

A detailed annual plan is collated from submissions by each functional department. The plan is reviewed by the executive directors and approved by the Board. The annual plan is rolled forward on a quarterly basis and is used to monitor and control actual performance. Monthly financial information, including trading results, a cash flow statement and balance sheet details are presented and explained, in comparison to the plan, to the Board. The trading and operating results, compared to the plan, for each business unit are also reported to the Board each month.

The executive directors hold meetings on at least a weekly basis with the senior managers to review business and financial performance compared to the plan and forecasts and also to discuss operational matters including order levels compared to forecasts, product and project status and manufacturing statistics. Relevant matters arising from these meetings are reported to the Board.

Capital investment

Capital expenditure requirements are assessed as part of the annual plan. Strict authorisation processes are laid down for the making of capital investment commitments against the plan.

Monitoring and corrective action

There are procedures in place to monitor the systems of internal controls. These include the performance of internal audit procedures which are aligned with the areas of key business risk. The annual internal audit plan is reviewed and approved by the Audit Committee. Reports of the findings and conclusions, from the internal audit procedures, are reviewed by the Audit Committee and the status of the implementation of the agreed actions is monitored. The Group has a Quality Management System 'QMS', which conforms to BSI ISO9001: 2000. This lays out the fundamentals required to control all aspects of product development and delivery in support of the Group's business goals and customer satisfaction. An integral part of the QMS is the phase review process for delivering and monitoring the introduction of new products. Internal audit procedures are conducted to ensure ongoing compliance with the requirements of BSI ISO9001: 2000.

Going concern

The directors have reviewed the latest forecast results and cash flow projections. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Communications with shareholders

The directors believe firmly in the importance of communication with shareholders. In order to provide information regarding the Group's trading and financial performance on a regular basis, the Company produces quarterly results announcements.

The Group also has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with members of the Board and their participation in conference meetings and calls relating to results announcements. After these meetings the views of these shareholders are reported to and discussed by the rest of the Board. All non-executive directors are available to meet with major shareholders if requested.

During the year a regular dialogue has been maintained with institutional shareholders, analysts and the financial press. Investor relations and other information is published on the Company's website.

The Board has access to the services of Makinson Cowell Limited as external corporate and investor relations consultants. Makinson Cowell provide independent advice to both executive and non-executive directors regarding the relationship between the Company and its institutional investors and produce regular written reports for the Board.

Shareholders who attend the annual general meeting ("AGM") are invited to ask questions and meet with the directors informally after the meeting. The numbers of proxy votes cast in respect of each resolution are announced after the resolution has been voted on. Following the AGM in 2007, a summary of the proxy votes lodged was published on the Company's website. The Company intends to propose a separate resolution at the AGM in 2008 on each substantially separate issue and, in particular, intends to propose a resolution at the AGM relating to the Annual Report and Accounts. The chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions relating to the Annual Report and Accounts at the AGM. Notice of the AGM and related papers are sent to shareholders at least 20 working days before the meeting.

Organisation and people

In April 2007, the Company appointed a Vice President of Human Resources, bringing significant experience to the leadership team. During the year, an Organisational Development Strategy was launched with the following goals:

- progress towards a leading organisation aligned to the Company's overall strategy and growth plans;
- maximise and appropriately reward the contribution of employees;
- establish world class leadership, management and technical capabilities;
- embed appropriate values and behaviours to deliver continuous improvement and execution;
- ensure robust integrity and corporate governance practices are in place.

During 2007, the Company also launched the Wolfson "Vision, Mission and Values" which clearly outlines the behaviours which should be demonstrated by all employees within the Company. The Company is continually assessing how well the values are understood with feedback informing the Company's future development activities.

The Company has improved its communication programmes and provides regular updates to employees across all locations. These include the Company newsletter, all employee briefings by the CEO and senior management team following the quarterly results announcements, and monthly cascades of business pertinent information. Employees are encouraged by senior management to ask questions in order to enhance their understanding of business developments and the factors affecting the Company and to raise areas of concern or ideas for development or improvement.

Performance Management and Organisational Development

In 2007, the Company introduced a new global performance management process, designed to measure both an employee's performance against agreed objectives and against Company values. Information from the performance management process informs the Company's reward mechanisms and provides information on learning and developing needs for the business. All employees participate in the performance review process which is aimed at continuous improvement.

The Company is committed to developing quality leadership, technical and management capability. During 2007, the Company designed a management development programme for roll out in 2008. It is the Company's intention that by the end of 2008, all managers will have attended this programme, which will provide them with improved management skills and will help the Company achieve its plans. The employees of Oligon and Sonaptic are now an integral part of the Group.

This year the Company has also invested in the project management teams who work alongside the Company's development teams to ensure delivery of key project milestones to target timescales and cost. The Company has invested in project management skills training for those employees within the project management and development teams to assist closer collaboration between the teams.

The Company continues to support professional development and is currently supporting a number of employees studying for professional qualifications. The Company supports professional qualifications and reimburses professional institution membership fees where appropriate.

Recruitment

The ongoing success of the Company is dependent on the talent of the employees and the Company continues to hire new, experienced employees as needed but within the boundaries of its business and financial plans. The Company remains committed to growing and developing its own talent and continues to hire graduate engineers, some of whom have been sponsored by the Company while at university. The Company is currently developing a structured graduate development programme so that it can help develop the Company's leaders of tomorrow.

The Company's employment policy is to treat all employees in accordance with local employment legislation, fairly and equally, within a safe and healthy work environment.

Share ownership

The Company operates discretionary employees' share schemes. This includes the Company's All Employee share option scheme which, although discretionary, is used to provide option grants to the Company's employees. In this way, the Company seeks to encourage the involvement of employees in the Company's performance.

Although the Company is accountable to its shareholders, it also recognises that it has responsibilities to other stakeholders which include employees (see page 37), customers, suppliers, and the local communities in which it operates. The Board accepts its responsibility to be accountable to all stakeholders.

The Company is dedicated to supplying high quality products which meet the requirements of its customers in a manner consistent with high environmental and ethical standards. These principles form an integral part of the Company's management processes and operations throughout the world.

Environment

The Company's policy is to behave in an environmentally responsible manner, consistent with and in compliance with local legislation and protocols. The Company requires its subcontractors to have ISO14001 certification, and to conform to the Montreal Protocol for substances that deplete the ozone layer, and relevant local legislation to ensure control and / or elimination of materials recognised as hazardous. Additionally the Company recycles waste materials where possible and, where appropriate, encourages its suppliers and / or subcontractors to do likewise.

The Company attained ISO14001 certification in 2005. It has a mature environmental management system for assessing, controlling and monitoring the potential environmental impact of activities at the Company's premises and at those of its subcontractors. A programme of targets and objectives, subject to periodic review, is in place to ensure continual improvement and to prevent pollution. The Company has established an environmental training procedure for relevant staff. The Company's Environmental Policy and Environmental Manual are available for reference by all employees on the Company's intranet.

The Company has adopted the Joint Industry Guide standard, JIG-101, an industry consensus on material bans, restrictions and disclosures. The Company requires its subcontractors to demonstrate that they do not use what are internationally considered to be harmful materials. Through 2006, the Company phased out products with lead terminal plating and now only offers products which are lead-free and compatible with lead-free manufacturing processes. During 2007, the Company completed the elimination of antimony and bromine from all materials used in its products. After disposal of the small remaining stocks of product containing those substances, all Wolfson products will be halogen-free. All Wolfson products are already fully compliant with the EC Directive on Restriction of Hazardous Substances.

The responsibility for the Company's environmental policy and management has been delegated by the Board to the CEO. This includes the setting of the policies of the environmental management system, its objectives and targets. The Vice President of Quality is responsible for the implementation and maintenance of the environmental management system in accordance with the requirements of ISO14001. Management review meetings are held on a regular basis to monitor the performance of the environmental management system. Environmental reporting is verified through audit procedures performed by the British Standards Institute for compliance with ISO14001.

Ethical business practices

Wolfson is a fabless semiconductor company based in the UK with subcontracted manufacturing operations overseas. The Company aims to ensure that the products which it supplies are manufactured by subcontractors to internationally recognised ethical and environmental standards and laws. The Company's key suppliers must confirm in writing that they meet these standards and laws.

All employees are expected to behave ethically when working for the Company and this is reflected in the policies which are detailed in the staff handbook. Ethical business practices are integral to the Company and are reflected in the practices in relation to recruitment, disciplinary matters and grievances.

During 2007, in line with the Company's objectives, the Company enhanced its ethics policy which was communicated to all employees. Employees concerned about ethics within the organisation are encouraged to raise their concerns with the Human Resources department, their line manager or to follow the guidance in the Company's whistle blowing policy, as updated in October 2007.

Wolfson is committed to the principle of equal opportunity in employment and its internal procedures reflect this. The principle is supported by the Company's recruitment, disciplinary and grievance procedures.

The Company recognises its legal responsibilities to ensure the well being, safety and welfare of its employees and to maintain a safe environment for visitors and any subcontractors while they are on the Company's premises. All staff are instructed on the Company's health and safety policy which can be accessed by all employees on the Company's intranet. The Operations Director has responsibility, delegated by the Board, for the Company's health and safety matters.

Local Community

The Company aims to make a contribution to the communities in which it operates. The responsibility for community matters has been delegated by the Board to the CEO within agreed budgetary parameters. A community relations programme, which includes proposed levels and categories of sponsorship and charitable donations was approved by the Board during the year. The principal elements are: education, sports and event sponsorship, and employee charity matching.

The Company provides a scholarship programme for a number of students at Edinburgh University during their engineering degree courses and for post-graduate research fellowships. As well as providing financial support, the programme includes placements for work experience and project work within the Company. During the year, the Company sponsored an exhibit in the Edinburgh International Science Festival aimed at raising children's awareness and interest in science. The Company has also supported sports and the arts with the provision of sponsorship to high potential local athletes and school groups. The Company provides sponsorship to employees who undertake fundraising activities for charities and supports community projects in which employees participate.

In 2007, the Group supported charitable and community activities, including the scholarship programmes, with donations and sponsorships totalling $484,000 (2006: $361,000).

This report describes the current arrangements for the remuneration of executive and non-executive directors and senior management, as agreed by the Remuneration Committee ("Committee"). The arrangements for these aspects of remuneration in 2007 and the remuneration policy for 2008 are included. The report has been prepared on behalf of the Board by the Committee.

Remuneration Committee

During the year ended 30 December 2007, the Committee was composed of the following independent non-executive directors: BM Rose, RK Graham, R Eckelmann and was chaired by BM Rose. On 1 January 2008, upon his appointment as a non-executive director and Chairman of the Board, Michael Ruettgers became a member of the Committee. None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business of the Company.

The Committee, which normally meets at least three times a year, has the delegated responsibility for making recommendations to the Board on the policy for remuneration of executive directors and senior management, for reviewing the performance of executive directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors, the Chairman of the Board and senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee's terms of reference, no director may participate in discussions relating to his own terms and conditions of service or remuneration. The Company will consider amending the terms of reference during the forthcoming year to grant the Committee the discretion to consider the Company's corporate performance on environmental, social and governance ("ESG") risks when reaching a decision on the remuneration of executive directors and senior management. If the terms of reference are so amended the Committee shall be directed to ensure that it does not raise ESG risks by inadvertently motivating irresponsible behaviour when determining remuneration of executive directors or senior management with poor ESG performance.

There were seven meetings of the Committee in 2007 and the attendance at these meetings is shown on page 34. A list of some of the Committee's activities during the year is set out on page 35. The terms of reference for the Committee can be found on the Investor Relations section of the Group's website at *www.wolfsonmicro.com*.

Advisers to the Committee

The Committee aims to keep itself informed of best practice and of relevant developments on the subject of remuneration and seeks advice, where appropriate, from external advisers. During the year, Pinsent Masons advised the Committee in relation to the long term incentive plans.

The Committee obtained a variety of industry remuneration reviews and surveys and reviewed industry trends in remuneration practice for senior executives and the remuneration practice of similar and competitor companies.

The Chief Executive Officer, the Chief Financial Officer, the Company Secretary and the Vice President of Human Resources have also assisted the Committee and given advice during the year but the areas covered did not include aspects of these individuals' own remuneration.

Remuneration policy

The Committee considers the principles of good governance when compiling the remuneration policy. The Committee's aim is to offer remuneration packages that will attract, motivate and retain highly talented individuals to promote and share in the future success of the Company. Accordingly, the objective is to design packages that are consistent with shareholder objectives, promote long term retention, enable executives to share in Wolfson's success, and be fair and competitive. The Committee considers pay levels elsewhere in the Company when determining directors' remuneration.

The Committee believes that these objectives can best be achieved by paying a mixture of performance-related and non-performance-related remuneration. The Committee reviews the overall remuneration package, separating out short-term and long term incentives. It considers that the purpose of a long term incentive scheme is two-fold: to promote retention and to allow the participant to share in the Company's success. Remuneration packages are reviewed annually by the Committee.

Policy for executive remuneration in 2007

For 2007, the remuneration package for the executive directors and senior management team consisted of a combination of basic salary, a cash bonus scheme, long term share-based incentive schemes (as approved by shareholders at an Extraordinary General Meeting of the Company held on 16 February 2006), pension and benefits in kind. The long term incentive schemes comprise The Wolfson Microelectronics 2006 Performance Share Plan (PSP) and The Wolfson Microelectronics Group Executive Shared Ownership plan (ExSOP). Basic salary was the only pensionable portion of the remuneration package.

Other than in relation to DA Shrigley (whose arrangements are set out on pages 46 and 47), a third of the total potential remuneration package for all executive directors is non-performance related and two thirds is performance related.

AD Milne, who retired from the position of CEO on 28 February 2007 but remained on the Board, did not participate in the cash bonus scheme nor the long term incentive schemes in 2007. On 8 November 2007, AD Milne retired as an executive director and was appointed as a non-executive director of the Company from 9 November 2007.

The directors' salaries, bonuses and benefits in kind for 2007 are shown in the tables on page 44 and 45.

Basic salary

The basic salaries for executive directors are reviewed annually and any change to salary is normally effective from the beginning of the financial year. The Committee takes into consideration a range of factors when reviewing salaries such as: Company performance, level of salaries in comparable listed companies in the same industry sector, market conditions, the level of increase awarded to employees throughout the business and the responsibilities and skills of individual directors. Current annual salaries for executive directors are shown in the tables on pages 44 and 45.

The executive directors' basic salary increases in 2007 were higher than the rate of inflation. These salary levels were approved by the Committee after obtaining market data of executive director salaries and total remuneration in comparative companies and also having regard to the increased complexity of the directors' roles given the growth in size of the Company.

Cash bonus

The cash bonus in 2007 was discretionary within the scope of the terms of the bonus (as described below) and non-pensionable and applied to the Group's executive directors and senior management team. On target performance would result in a payment of a bonus of 50% of salary with a sliding scale of payments around this figure according to the performance actually achieved. The overall cash bonus payment is capped at one times salary for each participant.

The targets were a mixture of financial and challenging business performance targets. 50% of the participant's bonus related to the Company's financial performance in 2007 and 50% was conditional on achieving defined corporate objectives. In view of the dynamic nature of the business, financial targets were set for each half of the Company's financial year.

The financial performance targets were revenues and operating profit (before IFRS adjustments and bonus amounts) and, in assessing the achievement of these targets, they were adjusted for the impact of the acquisition of Sonaptic Limited. For H1 2007, the on target figures were revenues of $86.9m and operating profit of $15.3m. For H2 2007, the on target figures were $140.7m for revenues and $40.7m for operating profit. Achievement of the on target figure would (in each half) result in a cash bonus equal to 25% of the participant's base salary for that half year (i.e. 12.5% of the base annual salary). There was a sliding scale of bonus payable below and above the on target figure.

The corporate performance targets, which were the same for each participant, were assessed as appropriately challenging and included some non-financial measures such as new product introductions and design wins. Each corporate performance target had a relative weighting attached to it.

The Committee has undertaken a formal and rigorous process to assess the outcomes of the corporate performance targets. This review has resulted in total amounts payable under the cash bonus scheme in 2007 to executive directors as set out in the tables on pages 44 and 45. The amount comprises approximately 43% of base annual salary of each executive director.

Long term incentive schemes

The long term incentive scheme arrangements for 2007 were similar to those for 2006. These comprise the PSP and the ExSOP. The maximum initial market value of shares over which awards can be made to an executive under each scheme is 100% of the executive's rate of basic salary (unless the Committee determines that exceptional circumstances exist). In 2007, the aggregate initial market value of shares over which awards were made under the schemes to any executive was limited in total to 100% of basic salary, this being split as to 25% under the PSP and 75% under the ExSOP (except in the case of DA Shrigley as share options were awarded instead of ExSOPs: see page 47). In both cases the performance period is three years and vesting occurs on a sliding scale determined by reference to the extent to which the performance targets are met. Details of the performance targets set in relation to awards made in 2007 are set out below.

PSP

The primary purpose of the PSP is to retain and motivate key executives. On 7 February 2007, contingent share awards were made to each executive director and other members of the senior management team. No consideration was paid for an award. Details of the awards made to the executive directors are set out on page 45.

A participant will derive the whole value of shares finally determined as vesting under the PSP. Performance is measured over the three financial years 2007 to 2009, with 2006 as the base year. The proportion vesting will be decided on a sliding scale by reference to the Company's performance in growing its gross revenues, adjusted as appropriate for acquisitions, subject to exceeding a minimum net margin over the performance period. The net margin is calculated by reference to the Company's net operating profits excluding currency retranslation costs and before adjustments relating to share based payment expenses.

25% of the maximum PSP award will vest if a minimum threshold for growth in revenues is achieved and the minimum net margin requirement is achieved. Above that threshold, award shares vest on a sliding scale up to 100% of the award shares if a fixed maximum level of growth in revenues is attained.The growth in gross revenues will be calculated over the 3 year performance period on a compound basis. Gross revenue and net margins are key outcomes for the Company. They are already tracked by management and are metrics that actively influence management actions and plans. The targets used will be declared when the PSP vests.

ExSOP

The primary purpose of the ExSOP is to align the executive's interests with those of shareholders and to reward the executive for a strong performance by the Company. On 7 February 2007, executive directors (other than DA Shrigley: see page 47 for details) and other members of the senior management team each acquired a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1pence per share. The registered shareholder of the shares is RBC cees Trustee Limited, formerly called Abacus Corporate Trustee Limited, (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust). The beneficial interest in the award shares is held jointly by the participant and RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust). The number of ExSOP shares in which the executive directors acquired such a beneficial interest in 2007 are set out on page 46.

The interests in the ExSOP award shares are defined by the terms of an agreement between (1) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust). Under an ExSOP award, a participant benefits from any growth in value of the award shares above a fixed "carrying cost" of 5% per annum.

Under the terms of the ExSOP awards made in 2007, participants will, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2007 award relates to the real growth (i.e. growth above RPI) achieved over the three year period financial years 2007-2009 in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. The Committee may make further adjustments as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial period in question and to ensure a consistent basis of comparison from year to year. Further to the Committee's review of the competitiveness of executive remuneration packages, it was considered that the target for this performance measure should be as follows, for real growth of 10% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

The Committee considers the ExSOP targets to be sufficiently challenging given the high volatility of the Company's share price and market conditions.

Share options

Awards in 2007

No share options were awarded to executive directors in 2007 other than to DA Shrigley details of which are set out on page 47.

Awards in 2006

No share options were awarded to executive directors in 2006 other than to DA Shrigley details of which are set out on page 47.

Previous awards

Details of previous share option awards to executive directors are set out in the table on page 49. Share options awarded on or after 1 January 2003 are subject to performance requirements details of which are set out beneath the table on page 49.

Policy for executive remuneration in 2008

The policy for executive remuneration in 2008 will remain broadly similar to the 2007 policy; namely a combination of basic salary, a cash bonus scheme, a long term share-based incentive scheme, pension and benefits in kind. The basic salary will be the only pensionable portion of the remuneration package.

The cash bonus in 2008 will continue to be capped at 100% of basic salary, except for DA Shrigley where the cash bonus will be capped at 200% of basic salary. On target performance will result in a bonus of 50% of salary except for DA Shrigley where on target performance will result in a bonus of 100% of salary. The targets will be a mixture of financial and challenging corporate performance targets.

During 2007 the Company has continued to strengthen its executive team and the Committee and Board have agreed that the long term incentive schemes should be used to retain and motivate this new team. Accordingly, for 2008 only, the long term incentive scheme will comprise only contingent share awards under the PSP; it will continue to be limited to a maximum of 100% of salary. Meetings were held by the members of the Committee and the Company's major shareholders to explain this change and these shareholders were generally supportive of this policy so long as it was limited to 2008 only.

For 2008, the PSP awards will be subject to similar challenging financial performance conditions as the 2007 awards; the metrics will again be growth in gross revenues subject to a minimum net operating margin, details of which will be provided when the awards vest.

When, in 2006, shareholders approved the establishment of both the PSP and ExSOP, the Committee intended that no further market value share options would be granted, other than in exceptional circumstances, to executives to whom awards are made under those plans.

The Board's current recommendation is that ExSOPs should not be awarded going forward, as part of the long term incentive arrangements, as the benefits to the employees and the Company are no longer as were envisaged at the time that ExSOPs were first awarded. Although it is currently intended that no further ExSOPs will be awarded, the ExSOPs that were granted in 2006 and in 2007 will remain in place in accordance with the original terms of those awards.

Under the long term incentive arrangements for 2009 onwards, it is proposed that the awards would normally be equivalent to 100% of basic salary per financial year with an equivalent of up to 150% of basic salary per financial year permitted where circumstances demand it. Such awards will be a combination of PSPs and share options with PSPs limited to a maximum of 100% of basic salary. The Committee currently sees no reason to change from the earlier practice of providing 25% of the total award as PSP with the remaining 75% comprising share options (rather than ExSOPs, as detailed above).

No changes have been made to the relative levels of awards under the variable elements of the remuneration package in 2008, but the Committee will again consider this next year.

Share ownership policy

As reported in last year's Directors' Remuneration Report, in 2006 the Company adopted a share ownership policy for executive directors and senior management. This encourages the individuals to build up and maintain a holding of shares in the Company at least equal in value to 100% of salary. The executive directors' shareholdings in the Company are set out in the table on page 43. Consideration was given in 2006 to the creation of a share matching scheme to support this policy. This has not yet been introduced given the current shareholdings of the executive directors. Further consideration will be given to this and to extending the scheme below director level in 2008.

Dilution

The Committee ensures that the aggregate of all share-based awards, using new issue shares, does not exceed the guidelines set out by the Association of British Insurers. These suggest that the number of awards granted in respect of all share-based schemes should not exceed 10% of the current issued share capital in any rolling ten year period. The number of awards granted in respect of discretionary schemes should not exceed 5% of the current issued share capital in the same period.

The rules of each of the Company's discretionary share option schemes (executive and all employee) in effect since its flotation contain a limit of 10% of the issued ordinary share capital on the shares over which rights to subscribe for new shares may be granted in a rolling period of 10 years. The rules for each of the PSP and ExSOP schemes contain a similar limit and also a 5% limit over a 10 year period for these executive discretionary schemes.

Awards granted during the period from 21 October 2003 (the date of the Company's flotation) to 30 December 2007 under all the Company's discretionary share option and share-based schemes, where these will be satisfied using new issue shares, are within the applicable limits. It is intended that a significant proportion of the options granted in 2007 will be satisfied by shares purchased in the market, during the year, by the employees share trusts referred to above. In addition, the PSP and ExSOP awards made to date are being satisfied by shares purchased in the market by the employees share trusts.

Pensions

The Company has two pension schemes, one being a defined benefit scheme and the other being a defined contribution scheme. The former was closed to all new entrants after 2 July 2002. JM Urwin is an active participant in the Company's defined benefit scheme which provides benefits based on final pensionable pay 1/60th per year of employment. The current employer contribution rate is 15.4% and 6% is contributed by each participating employee.

As explained in the Directors' Remuneration Report last year, with effect from 5 April 2006, AD Milne became a deferred member of the defined benefit scheme and the Company ceased to make contributions to the scheme on his behalf. His basic salary was increased by 12.7% with effect from April 2006 which represented the contributions that the Company would have made on his behalf had he remained an active member of the scheme.

During 2007, M Cubitt joined the Company's Group Personal Pension Plan in accordance with the rules of that plan. The Company currently matches employee contributions up to a maximum of 6% of basic salary.

Service contracts

The Company has entered into service contracts with each of its executive directors none of which is for a fixed term. Such contracts are terminable by either party giving not less than 12 months' notice. The Company may in its absolute discretion terminate the employment of any of the executive directors at any time by making a payment in lieu of notice equivalent to the director's basic salary over any unexpired period of notice.

Should DA Shrigley's employment terminate, the Company will arrange temporary accommodation until he has finalised his return to the US for a maximum period of 2 months. The Company has also agreed to arrange and pay for the expenses incurred for his relocation to the US upon termination of his employment.

Details of the service contracts currently in place for executive directors who have served during the year ended 30 December 2007 are as follows:

	Date of contract
JM Urwin	25 September 2003
DA Shrigley	15 December 2006
M Cubitt	20 December 2006

On 8 November 2007, AD Milne retired as an executive director and therefore his service agreement dated 25 September 2003 terminated on that date. On 1 December 2007, AD Milne entered into an agreement with the Company which sets out the terms of his appointment as a non-executive director of the Company effective from 9 November 2007.

GR Elliott resigned from the Company effective 28 February 2007. His service agreement dated 25 September 2003 terminated on that date.

Executive directors can accept appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case.

DA Shrigley is a non-executive director of Rambus, Inc. (a company listed on NASDAQ). None of the other executive directors served as non-executive directors of other public companies during the year. DA Shrigley received $75,000 in respect of his non-executive directorship of Rambus, Inc. during the year ended 30 December 2007. DA Shrigley was awarded an option grant for 20,000 shares from Rambus, Inc., on 1 October 2007. This option will vest over 4 years with 12.5% of the shares vesting after six months and 1/48th of the shares vesting each month thereafter so that the entire grant is vested four years from the grant date. Each year on 1 October, subject to his remaining a director of Rambus, Inc., he will be granted a subsequent option for 20,000 shares with identical vesting treatment as this grant, save that the 4 year vesting period shall commence at the time of each option granted. DA Shrigley received an option grant of 40,000 shares when he joined the board of Rambus, Inc. on 11 October 2006. This option vests over 4 years with 12.5% of the shares vesting after six months and 1/48th of the shares vesting each month thereafter so that the entire grant is vested four years from the grant date.

During 2007, AD Milne was appointed as a director and chairman of Edinburgh International Science Festival Limited and he was a non-executive director of Edinburgh Research and Innovation Limited until 31 August 2007. AD Milne did not receive any remuneration in respect of these appointments. JM Urwin is a non-executive director of System Level Integration Limited and, during 2007, he was also elected to the board of the Global Semiconductor Alliance; he does not receive any remuneration from these appointments.

Non-executive directors

Appointment

Each of the current non-executive directors has entered into an agreement setting out the terms of their appointment with the Company. The dates of the terms of appointment that are currently in place for non-executive directors who have served during the year ended 30 December 2007 are as follows:

	Date of terms of appointment
DJ Carey	25 September 2003
RK Graham	25 September 2003
BM Rose	25 September 2003
R Eckelmann	1 November 2004
AD Milne	1 December 2007 (effective 9 November 2007)

The letters of appointment are for a fixed term of three years. In September 2006, DJ Carey's and RK Graham's appointments were each extended until 24 September 2009 and BM Rose's until 24 September 2008.

On 9 November 2007, M Ruettgers entered into an agreement with the Company which sets out the terms of his appointment as a non-executive director and Chairman. M Ruettgers' appointment as a director of the Company is effective from 1 January 2008. He received no remuneration in respect of 2007.

All of these agreements state that either party may terminate the appointment at any time by giving to the other not less than one month's notice. Each non-executive director's appointment may be terminated at any time without compensation in accordance with the Company's articles of association or the Companies Act 2006 or if the shareholders of the Company fail to re-elect him as a director.

Remuneration

The remuneration of the non-executive directors is determined by the Board. The non-executive directors do not participate in discussions about their own remuneration. Non-executive directors' fees are designed to be of a level to attract good quality candidates to the Board and to reflect the time commitment of directors. Fee levels are reviewed yearly and are set within the aggregate limits contained in the articles of association of the Company.

During 2007, each non-executive director received a fee of £30,000 per annum. The chairman of the Board and of the Audit and Remuneration Committees received an additional £5,000 per annum. Members of these Committees received an annual fee of £2,000 per committee membership, and the Senior Independent Non-executive Director received an additional £2,000 per annum. All fees are non-pensionable and there is no other remuneration save that the Company meets allowable expenses incurred on Company business.

M Ruettgers' fee as Chairman of the Board, from 1 January 2008, is £85,000 per annum. The other non-executive director fees for 2008 shall remain the same as those for 2007.

Performance graphs

The following graph charts the total cumulative shareholder return of the Company since 21 October 2003 when the Company listed on the London Stock Exchange compared to the FTSE All Share index, Techmark index and the FTSE Technology Hardware and Equipment Index. The FTSE All Share index is a broad equity market index but, given the Company's technology credentials, the Techmark index or the FTSE Technology Hardware and Equipment Index could be considered more relevant as a comparator.

Wolfson Microelectronics plc total shareholder return


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Wolfson Microelectronics plc
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Directors' shareholdings

The interests of the directors who were serving as at 30 December 2007 in the Company's ordinary shares of 0.1 pence, which excludes interests under the share option schemes, are set out below:

	At 1 January 2007 or date of appointment	Shares acquired on exercise of share options	Shares acquired	ExSOPs awarded****	Shares disposed	At 30 December 2007
	Number of ordinary shares***	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares
DJ Carey	3,981,657	-	400,000	-	-	**4,381,657**
AD Milne	3,292,787	110,024	-	-	-	**3,402,811**
DA Shrigley	-	-	49,200	-	-	**49,200**
JM Urwin	295,124	-	-	34,539	-	**329,663**
M Cubitt*	-	-	55,000	40,707	-	**95,707**
BM Rose	23,809	-	-	-	-	**23,809**
RK Graham**	11,324	-	6,300	-	-	**17,624**
R Eckelmann	7,500	-	15,000	-	-	**22,500**
	7,612,201	110,024	525,500	75,246	-	**8,322,971**

* Appointed as a director on 15 January 2007

** Of these ordinary shares: 15,824 are held in the name of RK Graham and 1,800 are held by a trust in which RK Graham has a third beneficial interest

*** Excluding ExSOP shares, the executive directors' interests in ordinary shares at 1 January 2007 were: AD Milne – 3,258,123; DA Shrigley – nil; JM Urwin – 271,703; M Cubitt – nil

**** Acquisition of beneficial interest in shares, details of which are set out on page 46. Excluding ExSOP shares, the relevant directors' interests in ordinary shares at 30 December 2007 are: AD Milne – 3,368,147; DA Shrigley – 49,200; JM Urwin – 271,703; M Cubitt – 55,000

On 21 November 2007, M Ruettgers purchased 100,000 ordinary shares in the Company. At the date of his appointment as a director of the Company, on 1 January 2008, M Ruettgers' interest in the Company's shares was 100,000 ordinary 0.1 pence shares.

The deferred share award made to DA Shrigley and awards made under the PSP are not aggregated with existing shareholdings of directors because they are subject to a vesting period and / or satisfaction of performance conditions.

Directors' potential interest in shareholdings of employee share trusts

In addition to the interests disclosed above, all the executive directors and AD Milne are potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. They are therefore treated as having the following interests in the shares held by those trusts as at 30 December 2007:

(1) Each executive director and AD Milne is interested, as the beneficial co-owner of such shares under the ExSOP, in the following number of shares:

AD Milne	34,664
DA Shrigley	nil
JM Urwin	57,960
M Cubitt	40,707

(2) Each executive director and AD Milne is interested as the holder of an award under the PSP and also, in the case of DA Shrigley, of a deferred share award in the following number of shares:

AD Milne	11,554
DA Shrigley	199,662
JM Urwin	19,320
M Cubitt	13,569

(3) Each executive director and AD Milne is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 1 Employees Share Trust, in 4,937,189 shares. This includes 24,320 shares held by this trust as a beneficial co-owner under the terms of an ExSOP agreement.

(4) Each executive director and AD Milne is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 2 Employees Share Trust, in 645,037 shares.

As at 4 February 2008, there have been no changes in the above shareholdings since 30 December 2007.

Individual aspects of remuneration

The auditors are required to report on the information contained in this section of the report.

Directors' emoluments

The emoluments in respect of qualifying services of each person who served as a director during the during the 52 week period ended 30 December 2007 were as shown below. Note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually paid in sterling and converted at the average exchange rate used in the 52 week period ended 30 December 2007.

Directors' emoluments (US dollars)

	Salary / fee $000	Bonuses $000	Benefits $000	Total 2007 $000	Salary / fee 2006 $000	Total 2006 $000
Executive directors						
AD Milne*	381	-	11	**392**	370	501
DA Shrigley**	467	453	105	**1,025**	-	-
JM Urwin	280	123	25	**428**	228	307
M Cubitt***	319	145	35	**499**	-	-
GR Elliott****	41	-	14	**55**	228	271
Non-executive directors						
DJ Carey	70	-	-	**70**	58	58
AD Milne*	9	-	-	**9**	-	-
BM Rose	78	-	-	**78**	66	66
RK Graham	74	-	-	**74**	62	62
R Eckelmann*****	68	-	-	**68**	75	75
Totals	**1,787**	**721**	**190**	**2,698**	1,087	1,340

* AD Milne was the CEO until 28 February 2007 and then continued to serve as an executive director until 8 November 2007 when he retired as an executive director. He was appointed as a non-executive director effective from 9 November 2007

** DA Shrigley joined the Board on 27 November 2006 and was appointed CEO from 1 March 2007

*** M Cubitt joined the Board on 15 January 2007

**** GR Elliott resigned from the Board effective 28 February 2007

***** The amounts for 2006 included a one-off payment of $18,000 as described in the 2006 Directors' Remuneration Report

Directors' emoluments (sterling)

	Salary / fee £000	Bonuses £000	Benefits £000	Total 2007 £000	Salary / fee 2006 £000	Total 2006 £000
Executive directors						
AD Milne*	191	-	6	**197**	203	271
DA Shrigley**	234	226	53	**513**	-	-
JM Urwin	140	60	13	**213**	125	166
M Cubitt***	160	71	17	**248**	-	-
GR Elliott****	21	-	7	**28**	125	148
Non-executive directors						
DJ Carey	35	-	-	**35**	32	32
AD Milne*	4	-	-	**4**	-	-
BM Rose	39	-	-	**39**	36	36
RK Graham	37	-	-	**37**	34	34
R Eckelmann*****	34	-	-	**34**	41	41
Totals	**895**	**357**	**96**	**1,348**	596	728

* AD Milne was the CEO until 28 February 2007 and then continued to serve as an executive director until 8 November 2007 when he retired as an executive director. He was appointed as a non-executive director effective from 9 November 2007

** DA Shrigley joined the Board on 27 November 2006 and was appointed CEO from 1 March 2007

*** M Cubitt joined the Board on 15 January 2007

**** GR Elliott resigned from the Board effective 28 February 2007

***** The amounts for 2006 included a one-off payment of £10,000 as described in the 2006 Directors' Remuneration Report

Long term incentive schemes

A. PSP awards

The Wolfson Microelectronics 2006 Performance Share Plan (PSP) was approved by shareholders at the Extraordinary General Meeting held on 16 February 2006. Contingent share awards held by directors are as follows. No consideration was paid for any award.

Director	Performance period ending 31 December	Award date	Market price at date of award	As at 1 January 2007 or date of appointment (number)	Contingent award (number)	Lapsed (number)	As at 30 December 2007 or date of cessation (number)	Vesting date
AD Milne*	2008	10.03.06	£4.0425	11,554	-	-	**11,554**	March 2009
DA Shrigley	2009	07.02.07	£3.15	-	18,503	-	**18,503**	February 2010
JM Urwin	2008	10.03.06	£4.0425	7,807	-	-	**7,807**	March 2009
	2009	07.02.07	£3.15	-	11,513	-	**11,513**	February 2010
M Cubitt	2009	07.02.07	£3.15	-	13,569	-	**13,569**	February 2010
GR Elliott**	2008	10.03.06	£4.0425	7,807	-	(7,807)	-	March 2009

* AD Milne retired as an executive director effective 8 November 2007 and the Company has agreed with AD Milne that, in respect of the contingent share awards made in 2006, such awards would be time-apportioned so that the performance conditions and number of shares vesting would be calculated up to 8 November 2007. Based on the financial results for the year ended 30 December 2007, the Company has determined the extent to which performance conditions have been met as if 8 November 2007 were the end of the performance period. This results in 5,409 shares vesting from 4 February 2008 upon the announcement of the audited financial results for the period ended 30 December 2007. AD Milne was appointed as a non-executive director of the Company effective 9 November 2007.

** GR Elliott resigned from the Company effective 28 February 2007 and the above PSP award lapsed.

B. ExSOP awards

The Wolfson Microelectronics Group Executive Shared Ownership plan (ExSOP) was approved by shareholders at the Extraordinary General Meeting held on 16 February 2006. In 2006 and in 2007, the executive directors acquired a joint beneficial interest in the following shares under the ExSOP for a consideration of 1pence per share:

Director	Performance period ending 31 December	Award date	Market price at date of award*	As at 1 January 2007 or date of appointment (number)	Contingent award (number)	Lapsed (number)	As at 30 December 2007 or date of cessation (number)	Vesting date
AD Milne**	2008	20.03.06	£4.4275	34,664	-	-	**34,664**	March 2009
JM Urwin	2008	20.03.06	£4.4275	23,421	-	-	**23,421**	March 2009
	2009	07.02.07	£3.15	-	34,539	-	**34,539**	February 2010
M Cubitt	2009	07.02.07	£3.15	-	40,707	-	**40,707**	February 2010
GR Elliott***	2008	20.03.06	£4.4275	23,421	-	(23,421)	-	March 2009

* The initial market value of each jointly owned share (determined under the terms of the joint ownership agreement) was £4.2584 for those awarded on 20.03.06 and £3.04 for those awarded on 07.02.07.

** AD Milne retired as an executive director effective 8 November 2007 and the Company has agreed with AD Milne that, in respect of the ExSOP awards made in 2006, that such awards would be time-apportioned so that the performance conditions and number of ExSOP shares vesting would be calculated up to 8 November 2007. Based on the financial results for the period ended 30 December 2007, the Company has determined the extent to which performance conditions have been met as if 8 November 2007 were the end of the performance period. This will result in the lapsing of 34,664 ExSOPs from 4 February 2008 upon the announcement of the audited financial results for the period ended 30 December 2007. AD Milne was appointed as a non-executive director of the company effective 9 November 2007.

*** GR Elliott resigned from the Company effective 28 February 2007. On 1 March 2007, RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust) ("the No. 2 Trust") exercised its call option under the relevant joint ownership agreement to transfer GR Elliott's joint beneficial ownership in these shares to the No. 2 Trust such that the No. 2 Trust became the sole beneficial owner of those shares. A consideration of £234.21 was paid by the No. 2 Trust to GR Elliott.

David Shrigley

DA Shrigley was appointed as an executive director of the Company with effect from 27 November 2006 and was CEO designate until 1 March 2007 whereupon he became the CEO. DA Shrigley is a US national and relocated from the US to the UK in order to take up this role. As described in the Directors' Remuneration Report contained in the Annual Report and Accounts 2006, the Committee gave careful consideration to the terms of his remuneration package bearing in mind the need to recruit a high calibre individual to this role, market practice, and the fact DA Shrigley was relocating to Edinburgh. The Committee considered that each element of his package described below was appropriate given the exceptional circumstances of the recruitment and subsequent retention of a new CEO. The selection of a CEO and his incentivisation is critical to the Company's development and to delivery of shareholder value.

In addition to DA Shrigley's basic salary and the normal benefits in kind, the following benefits, incentives and awards have been agreed or made to him. The basic salary is the only pensionable portion of his remuneration package. The tables on pages 44 and 45 summarise the emoluments for DA Shrigley in 2007.

(1) Joining bonus

A bonus of £127,038 of which £52,038 was paid in January 2007 and the remainder of which was paid at the end of February 2007.

(2) Deferred share award

A deferred award of 181,159 shares in the Company was made in 2006. Details are set out below:

Director	Period ending	Award date	Market price at date of award	As at 1 January 2007 (number)	Deferred share award (number)	Lapsed (number)	As at 30 December 2007 (number)	Vesting date
DA Shrigley	27 November 2008	19.12.06	£2.77	181,159	-	-	**181,159**	50% on 6 Feb 2008 and 50% on 27 Nov 2008

As detailed in the Schedule to the Directors' Remuneration Report included in the Annual Report and Accounts 2006, DA Shrigley's award is a deferred share award under which the Company will, for no consideration, to the extent the award vests, transfer or procure the transfer of the relevant number of award shares to, or to the order of, DA Shrigley. The award will be satisfied by using shares purchased on the market, not new issue or treasury shares.

The Committee varied the original agreement during the year ended 30 December 2007 so that 50% of the shares subject to the award will now vest if, throughout the period commencing 17 December 2006 and ending on 6 February 2008 (rather than 27 November 2007), DA Shrigley has remained continuously employed within the group and has not, prior to that date, given or received notice of termination of his contract of employment.

The remaining 50% of the shares subject to the award vest if, throughout the period commencing on 17 December 2006 and ending 27 November 2008, DA Shrigley has remained continuously employed within the group and has not, prior to that date, given or received notice of termination of his contract of employment.

(3) Share options

2006 award

A grant of 176,678 share options was made on 18 December 2006. The exercise price of the options is £2.83. The award was made under the 2003 Wolfson Microelectronics plc Executive Share Option Scheme. If and to the extent that the performance condition below is satisfied and DA Shrigley is still employed by the Company at the time, the option shares will vest on a sliding scale as set out below. If and to the extent that the performance condition is then met, 33% of the award ("2007 Potential Award") will vest on the date of publication of the Company's audited annual report and accounts for financial year 2007 and 67% of the award ("2008 Potential Award") on the date of publication of the audited annual report and accounts for the financial year 2008.

The performance condition relates to real growth (i.e. growth above RPI) achieved in the adjusted earnings per share of the Company over the relevant financial year ("Growth"). Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts adjusted for exceptional and extraordinary items. In 2007, Growth is measured by reference to 2006 as the base year. For Growth of 15%, 100% of the 2007 Potential Award will vest; for Growth of 5%, 25% of the 2007 Potential Award will vest; for Growth between these percentages, the proportion of the 2007 Potential Award which vests will be determined by straight line interpolation between these thresholds. None of the 2007 Potential Award will vest for Growth below 5%. In 2008, Growth is measured by reference to the base year 2007. The same sliding scale of vesting applies to the 2008 Potential Award.

For the 2007 Potential Award, the performance conditions were not satisfied and therefore 58,304 share options will lapse upon the publication of the audited annual report and accounts for financial year 2007.

The rules of the 2003 Executive Share Scheme permit grants (in the year up to the date of grant) of options with a market value of up to 1.5 times basic salary although grants above that limit can be made in exceptional circumstances. The Committee considered that exceptional circumstances applied which justified exceeding this limit (see page 46).

2007 award

On 6 February 2007 a grant of an option to acquire 54,833 shares in the Company was made to DA Shrigley which, as at the date of grant, was equivalent in value to 75% of DA Shrigley's basic annual salary. Details of the options granted are included in the table on page 49. The award was made under the 2003 Wolfson Microelectronics plc Executive Share Option Scheme and these options were granted, as explained below, in place of an award under the ExSOP. If and to the extent that the performance condition below is satisfied and DA Shrigley is still employed by the Company at the time, the option shares will vest on a sliding scale as set out below.

The performance condition is the same as the performance condition for the ExSOPs awarded to the other executive directors and senior management on 7 February 2007, as described on page 40.

When considering making these option grants, the Committee noted that the Company had stated in its Notice of the Extraordinary General Meeting that was held on 16 February 2006 that it had no intention of making further grants of market value share options to any executive to whom awards were made under the PSP or ExSOP in any year other than in exceptional circumstances. The ExSOP is intended for executives who are solely UK taxpayers. DA Shrigley is subject both to UK and US tax. In order to maintain parity between DA Shrigley and the other executive directors, the Committee considered that it would not be appropriate to make this grant under the ExSOP. Therefore, in these exceptional circumstances, as well as those described on page 46, share options were awarded instead of ExSOP award shares.

(4) Cash bonus

In the financial year commencing 1 January 2007, on target performance would result in a cash bonus of 50% of DA Shrigley's basic annual salary. The overall cash bonus payment was capped at one times salary. See page 40 for the 2007 policy for the cash bonus scheme. For on target performance in subsequent financial years, he will be eligible to earn a cash bonus of 100% of his basic annual salary. The overall cash bonus payment is capped at two times salary. The targets will be determined by the Committee each year and will be suitably stretching and demanding.

(5) Long term incentive schemes

In 2007, DA Shrigley was awarded a contingent share award under the PSP (see the details on page 40) and a grant of share options, as described in paragraph (3) above.

In line with the long term incentive policy, DA Shrigley was awarded a contingent share award under the PSP with an initial market value at the time of award equivalent in value to 25% of DA Shrigley's basic annual salary. The details are shown on the table on page 45.

(6) Benefits in kind

The Company contributes towards DA Shrigley's housing costs. DA Shrigley also receives a travel allowance which includes a number of return trips between the US and UK for DA Shrigley's spouse.

(7) Professional advice

The Company agreed to reimburse DA Shrigley's reasonable expenses in obtaining (a) legal and tax advice from his professional advisers in relation to finalising his employment terms; and (b) ongoing tax advice regarding the completion of tax returns relating to his employment in the UK.

Directors' emoluments – other information

Future emoluments waiver

There is no arrangement under which a director has agreed to waive future emoluments save as follows. AD Milne agreed that, as he stepped down from the role of CEO on 28 February 2007, he would not participate in the Company's cash bonus scheme or long term incentive schemes in 2007.

Compensation for loss of office

There have been no payments for compensation for loss of office nor other awards made during the financial year to any person who was formerly a director of the Company.

Benefits in kind

Benefits consist primarily of a car, private family healthcare cover and life assurance for each of the executive directors. In addition, DA Shrigley receives other benefits in kind as described in paragraph (6) and (7) above.

Share options

Details of share options granted to, and exercised by, directors and the aggregate gains realised on exercised options in the year are given on pages 49 and 50.

Pensions

JM Urwin is an active participant in the Wolfson Microelectronics plc Pension Scheme which is a defined benefit pension scheme.

Details of the entitlements of those who served as directors during the year ended 30 December 2007 are as follows (note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually denominated in sterling):

In US dollars:

	Accrued benefit at 30 December 2007 $000	Increase in accrued benefits excluding inflation $000	Increase in accrued benefits including inflation $000	Transfer value of accrued benefits at 31 December 2006 $000	Transfer value of accrued benefits at 30 December 2007 $000	Increase in transfer value less directors' contributions $000	Increase in transfer value attributed to change in US dollar / sterling exchange rate during 2007 $000
AD Milne*	-	-	-	4,240	*	-	-
GR Elliott**	**26**	1	2	256	**317**	57	4
JM Urwin	**48**	4	6	342	**428**	80	6

* AD Milne became a deferred member of the scheme on 5 April 2006. The "accrued benefit at 31 December 2006" figures for this director allows for the cessation of pensionable service at the appropriate exit date.

** GR Elliott left the scheme on 28 February 2007. The "accrued benefit at 30 December 2007" figures for this member allows for the cessation of pensionable service at 28 February 2007.

In sterling:

	Accrued benefit at 30 December 2007 £000	Increase in accrued benefits excluding inflation £000	Increase in accrued benefits including inflation £000	Transfer value of accrued benefits at 31 December 2006 £000	Transfer value of accrued benefits at 30 December 2007 £000	Increase in transfer value less directors' contributions £000
AD Milne*	-	-	-	2,165	*	-
GR Elliott**	**13**	-	1	131	**159**	28
JM Urwin	**24**	2	3	175	**215**	40

* AD Milne became a deferred member of the scheme on 5 April 2006. The "accrued benefit at 31 December 2006" figures for this director allows for the cessation of pensionable service at the appropriate exit date.

** GR Elliott left the scheme on 28 February 2007. The "accrued benefit at 30 December 2007" figures for this member allows for the cessation of pensionable service at 28 February 2007.

In 2007, M Cubitt joined the Company's Group Personal Pension Plan in accordance with the rules of that plan. The Company currently matches employee contributions up to a maximum of 6% of basic salary. In the year ended 30 December 2007, the Company contributed $20,000 (£10,000) to the Group Personal Pension Plan in relation to M Cubitt.

Details of pension policy are provided on pages 41 and 42.

Share options

Details of share options of those executive directors who served during the year are set out in this table. Non-executive directors have no share options. No amounts were payable for the award of the share options.

	At 01.01.07 or date of appointment	Exercised during year	Lapsed during year	Granted during year	At 30.12.07 or on cessation of appointment	Exercise price	Date from which exercisable	Expiry date
AD Milne	(1)110,024	(1)(110,024)	-	-	-	£2.045	31.01.07	30.07.14
DA Shrigley	176,678	-	-	-	**176,678**	£2.83	(2)	18.12.16
	-	-	-	54,833	**54,833**	£3.0775	(3)	06.02.17
JM Urwin	(1)64,181	-	-	-	**(1)64,181**	£2.045	31.01.07	30.07.14
	(1)66,378	-	-	-	**(1)66,378**	£1.7325	(1)	10.03.15
M Cubitt(5)	-	-	-	-	-	-	-	-
GR Elliott(6)	201,400	(4)(201,400)	-	-	-	£0.75	14.08.06	14.08.10
	48,600	(4)(48,600)	-	-	-	£0.75	14.08.06	14.08.13
	70,293	-	(1)(70,293)	-	-	£2.045	31.01.07	30.07.14
	69,264	-	(1)(69,264)	-	-	£1.7325	(1)	10.03.15

(1) For 2004 and 2005 option grants, the proportion exercisable by each person is dependent on the growth rate of the Group's normalised earnings per share ("EPS") over the relevant three year performance period. For the grants made on 30.07.04, the performance period is financial years 2004-2006 inclusive with the base year being 2003. For the grants made on 10.03.05, the performance period is financial years 2005-2007 inclusive with the base year being 2004. 100% of the options are exercisable if the annual compound growth rate of EPS in the relevant 3 year performance period equals or exceeds the Retail Price Index ("RPI") + 15% per annum. There is a sliding scale for lower performance and no options are exercisable if the EPS growth rate is below RPI + 5% per annum, is zero or negative.

The performance conditions applicable to the options granted on 30.07.04 at an exercise price of £2.045 were satisfied in full and the following options became exercisable from 31.01.07:

AD Milne	110,024
JM Urwin	64,181

By agreement with GR Elliott, the 70,293 options granted on 30.07.04 and the 69,264 options granted on 10.03.05 lapsed on 01.01.07.

The performance conditions applicable to the options granted on 10.03.05 at an exercise price of £1.7325 were satisfied in full and the following options will become exercisable from 04.02.08 upon the announcement of the audited financial results for the period ended 30 December 2007:

JM Urwin	66,378

(2) The share options granted to DA Shrigley during 2006 were granted under the 2003 Wolfson Microelectronics Executive Share Scheme Parts A and B. Details of the applicable performance conditions are set out on page 47. The performance conditions applicable to the period ended 30 December 2007, in respect of 33% of these options, were not satisfied and therefore 58,304 of these options will lapse upon the announcement of the audited financial results for the period ended 30 December 2007. The remaining 67% of these options (118,374) will, subject to satisfaction of the applicable performance targets, vest in early 2009 when the audited annual accounts for the period ended 28 December 2008 are published.

(3) The share options granted to DA Shrigley during 2007 were granted under the 2003 Wolfson Microelectronics Executive Share Scheme Part B. Details of the applicable performance conditions are set out on page 47. Subject to the satisfaction of these performance conditions, the options will vest in early 2010 when the audited annual accounts for the period ended 27 December 2009 are published.

(4) Performance conditions applied in relation to the exercise of these options. See note 17 to the financial statements for details.

(5) M Cubitt was appointed as a director on 15 January 2007.

(6) GR Elliott resigned as a director on 28 February 2007.

During the year, directors exercised share options from the following share option schemes and the closing mid-market price of the Company's shares on the date of exercise was as shown in the table below:

	Second Executive Share Option Scheme (no. of options exercised)	Enterprise Management Incentive Share Option Scheme (no. of options exercised)	2003 Executive Share Scheme (Parts A&B) (no. of options exercised)	Exercise price (pence)	Closing mid-market price of share on date of exercise (pence)
Directors					
AD Milne	-	-	110,024	204.50	322.50
DA Shrigley	-	-	-	-	-
JM Urwin	-	-	-	-	-
M Cubitt*	-	-	-	-	-
GR Elliott**	90,000	-	-	75	313.25
	111,400	48,600	-	75	304.25

* M Cubitt was appointed as a director on 15 January 2007.
** GR Elliott resigned from the Company effective 28 February 2007 and exercised these options after that date.

The aggregate gains (being the difference between the market price of the Company's shares on the days on which the options were exercised and the price actually paid for the shares) made by directors on the exercise of share options during 2007 amounted to £0.7 million (approximately $1.4 million) (2006: £7.4 million, approximately $13.5 million). The highest and lowest market prices of the Company's shares during the 52 week period ended 30 December 2007 were 340.75 pence and 192.50 pence respectively. The market price at the period end was 209.50 pence.

This report was approved by the Board and is signed on its behalf by:

BM Rose
Remuneration Committee Chairman

4 February 2008

Statement of directors' responsibilities in respect of the annual report and the financial statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent company financial statements on the same basis.

The group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

We have audited the group and parent company financial statements (the "financial statements") of Wolfson Microelectronics plc for the 52 week period ended 30 December 2007 which comprise the Group Income Statement, the Group and parent company Balance Sheets, the Group and parent company Cash Flow Statements, the Group and parent company Statements of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 51.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review and the Operating and Financial Review that is cross referred from the Review of development and future prospects section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 30 December 2007 and of its profit for the 52 week period then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 30 December 2007;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Edinburgh

4 February 2008

Consolidated Income Statement

For the period ended 30 December 2007

	Notes	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Revenue	2	**231,601**	204,133
Cost of sales		**(109,985)**	(98,425)
Gross profit		**121,616**	105,708
Distribution and selling costs		**(24,700)**	(21,231)
Research and development expenses		**(44,409)**	(33,285)
Administrative expenses		**(15,621)**	(10,055)
Operating profit	2, 3	**36,886**	41,137
Financial income	5	**5,721**	4,830
Financial expenses	5	**(1,786)**	(1,397)
Net financing income		**3,935**	3,433
Profit before tax		**40,821**	44,570
Income tax expense	6	**(11,293)**	(12,830)
Profit for the period attributable to equity holders of the parent		**29,528**	31,740
Basic earnings per share (cents)	7	**25.08**	27.67
Diluted earnings per share (cents)	7	**24.78**	26.66

Statements of Recognised Income and Expense

For the period ended 30 December 2007

	Group		Company	
	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Actuarial gain / (loss) on defined benefit obligations	**4,474**	(1,553)	**4,474**	(1,553)
Deferred tax on net defined benefit obligations recognised in equity	**(1,698)**	(227)	**(1,698)**	(227)
Foreign currency translation differences for foreign operations	**33**	-	**-**	-
Net income / (expense) recognised directly in equity	**2,809**	(1,780)	**2,776**	(1,780)
Profit for the period	**29,528**	31,740	**32,011**	31,473
Total recognised income and expense for the period	**32,337**	29,960	**34,787**	29,693

The notes on pages 56 to 94 are an integral part of these financial statements.

Balance Sheets

As at 30 December 2007

	Notes	Group As at 30 December 2007 $000	Group As at 31 December 2006 $000	Company As at 30 December 2007 $000	Company As at 31 December 2006 $000
ASSETS					
Property, plant and equipment	9	**37,289**	31,439	**37,016**	31,372
Intangible assets	10	**46,038**	1,091	**3,884**	1,091
Investments in subsidiaries	11	**-**	-	**43,090**	-
Deferred tax assets	12	**-**	3,330	**142**	3,309
Total non-current assets		**83,327**	35,860	**84,132**	35,772
Inventories	13	**25,548**	22,336	**25,548**	22,336
Trade and other receivables	14	**34,496**	25,107	**34,340**	25,175
Short-term deposits	15	**73,422**	52,348	**73,422**	52,348
Cash and cash equivalents	15	**16,183**	47,077	**13,812**	46,932
Total current assets		**149,649**	146,868	**147,122**	146,791
Total assets		**232,976**	182,728	**231,254**	182,563
EQUITY					
Issued capital	16	**198**	196	**198**	196
Share premium account	16	**58,774**	55,823	**58,774**	55,823
Capital redemption reserve	16	**497**	497	**497**	497
Retained earnings	16	**114,399**	104,475	**115,517**	103,254
Total equity attributable to equity holders of the parent		**173,868**	160,991	**174,986**	159,770
LIABILITIES					
Employee benefits	17	**3,918**	10,257	**3,918**	10,257
Deferred tax liabilities	12	**5,991**	-	**-**	-
Trade and other payables	18	**5,398**	-	**5,398**	-
Total non-current liabilities		**15,307**	10,257	**9,316**	10,257
Income tax payable	6	**3,758**	193	**3,818**	193
Trade and other payables	18	**40,043**	11,287	**43,134**	12,343
Total current liabilities		**43,801**	11,480	**46,952**	12,536
Total liabilities		**59,108**	21,737	**56,268**	22,793
Total equity and liabilities		**232,976**	182,728	**231,254**	182,563

These financial statements were approved by the Board of Directors on 4 February 2008 and were signed on its behalf by:

DA Shrigley
Director

M Cubitt
Director

The notes on pages 56 to 94 are an integral part of these financial statements.

	Notes	Group 52 weeks ended 30 December 2007 $000	Group 52 weeks ended 31 December 2006 $000	Company 52 weeks ended 30 December 2007 $000	Company 52 weeks ended 31 December 2006 $000
Cash flows from operating activities					
Profit for the period		**29,528**	31,740	**32,011**	31,473
Adjustments for:					
Depreciation	9	**6,289**	5,586	**6,202**	5,549
Amortisation of intangible assets	10	**4,308**	1,206	**2,049**	1,206
Foreign exchange losses		**230**	34	**235**	34
Financial income		**(5,721)**	(4,830)	**(5,687)**	(4,830)
Financial expenses		**1,786**	1,397	**1,786**	1,397
Equity-settled share-based payment expense		**6,671**	3,331	**6,541**	3,172
Income tax expense		**11,293**	12,830	**11,884**	12,830
		54,384	51,294	**55,021**	50,831
Increase in inventories		**(3,212)**	(6,412)	**(3,212)**	(6,412)
(Increase) / decrease in trade and other receivables		**(8,338)**	9,770	**(9,053)**	9,682
Increase / (decrease) in trade and other payables		**19,953**	(13,804)	**20,509**	(13,322)
(Decrease) / increase in employee benefits		**(2,433)**	280	**(2,433)**	280
Cash generated from the operations		**60,354**	41,128	**60,832**	41,059
Income taxes paid		**(7,830)**	(2,657)	**(7,760)**	(2,657)
Net cash inflow from operating activities		**52,524**	38,471	**53,072**	38,402
Cash flows from investing activities					
Interest received		**4,618**	3,342	**4,584**	3,342
Acquisition of property, plant and equipment and intangible assets		**(13,126)**	(8,539)	**(13,126)**	(8,480)
Acquisition of subsidiaries, net of cash acquired	8	**(27,875)**	-	**-**	-
Investment in subsidiaries		**-**	-	**(30,609)**	-
Amounts placed on short-term deposits		**(49,478)**	(52,350)	**(49,478)**	(52,350)
Amounts withdrawn from short-term deposits		**28,404**	39,842	**28,404**	39,842
Net cash outflow from investing activities		**(57,457)**	(17,705)	**(60,225)**	(17,646)
Cash flows from financing activities					
Proceeds from the issue of share capital		**2,485**	5,294	**2,485**	5,294
Purchase of own shares held under trust		**(28,086)**	(3,626)	**(28,086)**	(3,626)
Interest paid		**(42)**	(693)	**(42)**	(693)
Repayment of borrowings		**-**	(15,813)	**-**	(15,813)
Net cash outflow from financing activities		**(25,643)**	(14,838)	**(25,643)**	(14,838)
Net (decrease) / increase in cash and cash equivalents		**(30,576)**	5,928	**(32,796)**	5,918
Cash and cash equivalents at start of period		**47,077**	41,135	**46,932**	41,000
Effect of exchange rate fluctuations on cash held		**(318)**	14	**(324)**	14
Cash and cash equivalents at end of period	15	**16,183**	47,077	**13,812**	46,932
Cash and cash equivalents at end of period	15	**16,183**	47,077	**13,812**	46,932
Short-term deposits at end of period	15	**73,422**	52,348	**73,422**	52,348
Total cash and short-term deposits at end of period		**89,605**	99,425	**87,234**	99,280

The notes on pages 56 to 94 are an integral part of these financial statements.

1

Significant accounting policies

Wolfson Microelectronics plc (the "Company") is a company domiciled and incorporated in Scotland. The consolidated financial statements for the fifty-two weeks ended 30 December 2007 comprise those of the Company and its subsidiaries (together referred to as the "Group"). The comparative period is the fifty-two weeks ended 31 December 2006.

The parent company financial statements present information about the Company as a separate entity and not about its group.

The financial statements were authorised for issue by the directors on 4 February 2008.

(a) Statement of compliance

The financial statements of the Group and the Company have been prepared in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ("adopted IFRS"). Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own income statement and related notes.

(b) Basis of preparation

The financial statements are prepared on the historical cost basis and are presented in United States Dollars ("US dollars"), the Company's functional currency, rounded to the nearest thousand.

The preparation of financial statements in accordance with adopted IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of adopted IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 24.

The accounting policies set out below, unless otherwise stated, have been applied consistently to all periods presented in these financial statements.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights on exercisable shares are taken into account. Subsidiaries are included in the consolidated financial statements from the date on which control commences to the date that control ceases. All business combinations are accounted for by applying the purchase method. All subsidiaries have 30 December as their financial year end.

(ii) Transactions eliminated on consolidation

Intragroup transactions, balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(iii) Investments in subsidiaries

Investments by the Company in subsidiaries are carried at cost less any impairment.

(d) Foreign currency

(i) Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand.

(ii) Foreign currency transactions and balances

Transactions in currencies, other than US dollars, are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities at the balance sheet date are translated to US dollars at the foreign exchange rate ruling at that date. Exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a currency other than US dollars are translated using the exchange rate at the date of the transaction.

(iii) Financial statements of foreign operations

The assets and liabilities of operations out with the UK are translated to US dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to US dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation of opening net assets or liabilities are recognised directly in equity.

(e) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy (k)).

Cost includes the expenditure that is directly attributable to the acquisition of the items.

Where parts of an item of property, plant and equipment have different estimated useful lives, they are accounted for and depreciated as separate items of property, plant and equipment.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. A finance leased asset is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses (see accounting policy (k)). Finance leased assets are depreciated over the shorter of the lease periods and the estimated useful lives of the assets. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are accounted for as described in accounting policy (r) (ii).

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of property, plant and equipment. Freehold land is not depreciated. The estimated useful lives are as follows:

Freehold property	25 years
Plant and equipment	1 to 5 years
Computer hardware	1 to 3 years
Furniture and fittings	10 years
Motor vehicles	4 years

The residual values and estimated useful lives, of items of property plant and equipment, are reviewed annually and are adjusted if appropriate.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(f) Intangible assets

(i) Goodwill

Goodwill arises on the acquisition of subsidiaries and it represents the excess of the fair value of the consideration paid on acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in the income statement.

In determining the fair value of consideration, the fair value of equity issued is the market value of equity at the date of completion. The fair value of contingent consideration is based upon whether the directors believe any performance conditions will be met and therefore whether any further consideration will be payable.

Goodwill is not amortised but is measured at cost less accumulated impairment losses (see accounting policy (k)).

(ii) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense in the income statement as incurred.

Where a product is technically feasible, production and sale are intended, a market exists and sufficient resources are available to complete the project, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the product. The Group believes its current process for developing products is essentially completed when products have achieved the 'Release to Production' status which confirms technical feasibility of the products to be manufactured and sold to the commercial marketplace. Development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

(iii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives (one to three years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software items controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are capitalised as intangible assets. Other costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives (not exceeding three years).

(iv) Other intangible assets

Other intangible assets are stated at cost or, for items acquired in business combinations, at fair value as of initial recognition date or business combination date net of amortisation and any provision for impairment. The directors are primarily responsible for determining the fair value of intangible assets acquired as part of a business combination although independent valuations are obtained for such intangible assets.

Amortisation is provided at rates so as to write off the cost or fair value, less estimated residual value, of each asset on a straight line basis over its expected useful economic life from the date that it was available for use. The principal economic lives used for this purpose are:

In-process research and development	5 years
Developed technology	5 years
Existing agreements and customer relationships	2 to 3.5 years
Intellectual property rights	10 years

The estimated residual values are adjusted, if appropriate, at each balance sheet date.

(g) Trade and other receivables

Trade and other receivables are stated at their fair value and subsequently at amortised cost using an effective interest rate less impairment losses (see accounting policy (k)). A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the estimated future cash flows, discounted if material. The amount of the provision is recognised in the income statement.

(h) Inventories

Inventories are measured at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and selling expenses.

The cost of inventories is based on the first-in first-out method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes raw materials, other direct costs and related overheads based on normal operating capacity.

(i) Short-term deposits

Short-term deposits comprise cash deposits held with highly credit rated financial institutions with original maturities of more than three months and up to one year.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits held with banks.

(k) Impairment

The carrying amounts of the Group's assets, other than financial assets, inventories (see accounting policy (h)) and deferred tax assets (see accounting policy (s)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy (k)(i)).

Assets, including goodwill, that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment.

An impairment loss is recognised for the amount by which the carrying amount of an asset or its cash-generating unit (CGU) exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis.

(i) Calculation of recoverable amount

The recoverable amount of assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

(ii) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. An impairment loss in respect of goodwill is not reversed.

(l) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are shown in equity as a deduction, net of tax, from the proceeds.

(m) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(n) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement when they are due.

(ii) Defined benefit plan

The Group's and the Company's net obligation in respect of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on high quality credit rated bonds which are denominated in the currency in which the benefits will be paid, and that have maturity dates approximating the terms of the Group's and the Company's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The movement in the net obligation in respect of the defined benefit pension plan is split between operating expenses and net financing income / (expense) in the income statement and actuarial gains and losses in the statement of recognised income and expense.

The Group recognises immediately all actuarial gains and losses arising from defined benefit plans directly in equity.

(iii) Share-based payment transactions – Group and Company

Share options

The share option schemes allow Group employees to acquire shares of the Company.

Share options granted before 7 November 2002

No expense is recognised in respect of these options. When the share options are exercised, the proceeds received are allocated between share capital and share premium. The disclosures required by IFRS2 have been given for these options.

Share options granted after 7 November 2002 and vested after 1 January 2005

IFRS 2 "Share-based payments" is effective in respect of options granted after 7 November 2002 and which had not vested as at 1 January 2005. There were no options granted after 7 November 2002 which had vested before 1 January 2005. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employee becomes unconditionally entitled to the options. The fair value of the options granted is measured using a Black-Scholes model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense is adjusted to reflect the actual number of share options that vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. The estimates of the number of options that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the options are exercised.

Performance shares

The grant date fair value of contingent shares awarded to directors and senior management is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the shares. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest.

ExSOPs

The grant date fair value of ExSOPs awarded to directors and senior management is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the shares. The fair value of the ExSOPs awarded is measured using a valuation model, taking into account the terms and conditions upon which the ExSOPs were granted.

(iv) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing. This expense is recognised as an employee expense. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(o) Employee share trusts

The Company has established two employee share trusts: "The Wolfson Microelectronics No.1 Employee Share Trust" and "The Wolfson Microelectronics No.2 Employee Share Trust" which are separately administered trusts that are funded by loans from the Company. The assets of these trusts comprise shares in the Company and cash balances. The Company recognises the assets and liabilities of these trusts in its own accounts and shares held by the trusts are recorded at cost as a deduction in arriving at shareholders' funds.

(p) Trade and other payables

Trade and other payables are stated at amortised cost using an effective interest rate.

(q) Revenue

Revenue comprises the sale of goods, income for design services supplied and royalty income earned during the period and excludes sales taxes.

(i) Product revenues

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Where the Group sells to its distributors, revenue from the sale of products is recognised where there are no further obligations on the Group and when the associated economic benefits are due to the Group and the turnover can be measured reliably.

(ii) Design services

Design income on specific contracts is recognised in profit or loss in proportion to the stage of completion taking into account the expected costs and time to complete. The stage of completion is assessed by reference to the project milestones achieved. Where revenue exceeds payments on account, an amount recoverable under contracts is established and included within receivables. Where payments on account exceed revenue, a payment received on account is established and included within payables.

(iii) Royalty income

Royalty income represents revenue earned under joint product development agreements and software licence agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Group.

(r) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, expected return on defined benefit plan assets and the interest on the defined plan obligations.

Interest income is recognised in the income statement as it accrues, using the effective rate of interest method.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax relief on the exercise of share options is allocated between the income statement and equity in accordance with IAS 12.

Deferred tax is calculated using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. This includes deferred tax on share-based payments which were granted prior to 7 November 2002 and which have not been exercised. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are offset where there is a legally enforceable right of offset within the same taxation authority and where the Group intends to either settle them on a net basis or to realise the asset and settle the liability simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of potentially dilutive ordinary shares, which comprise share options granted to employees.

(u) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments.

(v) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended 30 December 2007, and have not been applied in preparing these financial statements. Those which may have a significant effect on the financial statements are:

- IFRS 8 *Operating Segments*, which becomes mandatory for the Group's 2009 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them.
- Revised IAS 23 *Borrowing Costs* will become mandatory for the 2009 financial statements and this revised standard removes the option to expense borrowing costs and requires that an entity capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of the asset. It is not expected to have any impact on the financial statements.
- IFRIC 11 *IFRS2 – Group and Treasury Share Transactions* requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for the Group's 2008 financial statements, with retrospective application required. It is not expected to have any impact on the consolidated financial statements.
- IFRIC 14 *IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the Group's and Company's 2008 financial statements, with retrospective application required.

(w) Determination of fair values

Some of the Group's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes to the financial statements which are specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values.

(ii) Intangible assets

The fair value of developed technology acquired as a result of a business combination is based on the discounted royalty payments that have been avoided as a result of the developed technology being owned. For in-process research and development acquired as a result of a business combination, the fair value is estimated based on the income method taking into account the cash flows post technological feasibility. The fair values of licence agreements and of customer relationships acquired as a result of a business combination are estimated based on the risk adjusted present value of the marginal cash flows derived from the agreements and relationships respectively.

(iii) Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. No disclosure of the fair value of trade and other receivables is required when the carrying amount is a reasonable approximation of fair value.

(iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal cash flows, discounted at the market rate of interest at the reporting date.

(v) Share-based payment transactions

The fair value of employee share options is measured using the Black-Scholes model. Measurement inputs include share price on measurement date, exercise price of the instrument, weighted average expected life of the instruments, expected volatility and the risk free rate (based on government bonds). Service and non-market performance conditions attached to the share-based payment transactions are not taken into account in determining fair value.

The fair value of contingent shares is the market value of the Company's shares on the date of the award.

2
Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

Business segments

The Group comprises the following main business segments as at 30 December 2007:

- consumer audio products
- digital imaging applications
- portable applications

2
Segment reporting (continued)

		Consumer		Imaging		Portable		Corporate expenses (unallocated)		Group	
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	Notes	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Segment revenue		**39,736**	31,408	**19,418**	21,880	**172,447**	150,845	-	-	**231,601**	204,133
Segment result		**9,466**	5,146	**10,441**	9,793	**75,034**	66,753	-	-	**94,941**	81,692
Unallocated expenses		-	-	-	-	-	-	**(58,055)***	(40,555)*	**(58,055)**	(40,555)
Operating profit										**36,886**	41,137
Net financing income	5									**3,935**	3,433
Profit before tax										**40,821**	44,570
Income tax expense	6									**(11,293)**	(12,830)
Profit for the period										**29,528**	31,740

* Certain corporate expenses are allocated to reflect the utilisation of resources by each business segment and the balance of these expenses remains as unallocated.

		Consumer		Imaging		Portable		Unallocated		Group	
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	Notes	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Assets		-	-	-	-	**44,616**	-	**188,360**	182,728	**232,976**	182,728
Liabilities		-	-	-	-	-	-	**(59,108)**	(21,737)	**(59,108)**	(21,737)
Expenditure incurred on segment non-current assets	9,10	-	-	-	-	**46,938**	-	**14,463**	8,373	**61,401**	8,373

Other than the net assets acquired on the acquisition of subsidiaries (see note 8), the assets and liabilities are not specifically allocated to business segments as the total assets and liabilities of the Group are utilised, managed and reported centrally across all business segments. Consequently it is not possible to provide a meaningful allocation of assets and liabilities for each business segment as this cannot be done on a reasonable basis.

All segments are continuing operations.

2

Segment reporting (continued)

Geographical segments

The business segments are managed from the United Kingdom. The Group's sales offices are located in China, Japan, Korea, Singapore, Taiwan and the United States of America. Research and development facilities are located in the United Kingdom and subcontracted manufacturing operations are located in South East Asia and in Europe.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

		Japan		Asia Pacific		Americas		Europe & rest of world		Unallocated		Group	
	Notes	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000
Revenue from external customers		**29,326**	26,435	**168,090**	146,191	**12,030**	13,557	**22,155**	17,950	**-**	-	**231,601**	204,133
Assets		**-**	-	**-**	-	**-**	-	**-**	-	**232,976**	182,728	**232,976**	182,728
Expenditure incurred on segment non-current assets	9,10	**-**	-	**-**	-	**-**	-	**-**	-	**61,401**	8,373	**61,401**	8,373

Analysis of revenue:

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Revenues from:		
Products sold	**229,934**	202,911
Design services and royalty income	**1,667**	1,222
	231,601	204,133

3
Operating expenses

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Operating profit is stated after charging:		
Depreciation (note 9)	**6,289**	5,586
Amortisation of intangible assets (note 10)	**4,308**	1,206
Write down of inventories to net realisable value	**1,611**	1,297
Allowance for doubtful trade receivables	**-**	75
Loss on disposal of property, plant and equipment and intangible assets	**7**	-
Loss on foreign exchange transactions and translation	**230**	34

Audit and non-audit fee disclosure

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Audit of these financial statements (Group and Company)	**161**	154
Amounts receivable by auditors and their associates in respect of:		
Audit of financial statements of subsidiaries pursuant to legislation	**25**	7
Other services provided to overseas branches of the Company	**65**	80
Other services relating to taxation	**182**	139
All other services	**474**	121
Audit of defined benefit pension scheme	**8**	6

Included in the total non-audit fees for "all other services" is $228,000 (2006: $nil) for financial and tax due diligence services in respect of the acquisitions of subsidiaries (note 8). These fees are included as part of the consideration, within the "expenses" category, for these acquisitions.

4
Personnel expenses

	Group		Company	
	52 weeks ended 30 December 2007 No.	52 weeks ended 31 December 2006 No.	52 weeks ended 30 December 2007 No.	52 weeks ended 31 December 2006 No.
Average number of employees, including executive directors, by activity:				
Design and development	**175**	145	**173**	145
Selling and distribution	**137**	123	**124**	112
Administration	**43**	36	**43**	36
	355	304	**340**	293

	Group		Company	
	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Wages and salaries	**31,133**	21,009	**29,557**	19,803
Social security costs	**3,643**	2,750	**3,530**	2,684
Non-recurring remuneration	**-**	5,771	**-**	5,771
Contributions to defined contribution pension plans	**933**	509	**905**	509
Defined benefit pension costs (note 17)	**931**	880	**931**	880
Equity-settled share-based payment transactions (note 17)	**6,671**	3,331	**6,541**	3,172
	43,311	34,250	**41,464**	32,819

Information regarding the directors' remuneration, shareholdings, share options, other share-based payments and pension arrangements is contained in the Directors' Remuneration Report on pages 39 to 50.

5
Net financing income

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Bank interest receivable	**4,615**	3,906
Other interest receivable	**117**	139
Expected return on defined benefit pension plan assets (note 17)	**989**	785
Financial income	**5,721**	4,830
Interest payable on bank loans	-	(445)
Other interest payable	**(65)**	(28)
Notional interest arising on discounted payables	**(418)**	-
Interest on defined benefit pension obligation (note 17)	**(1,303)**	(924)
Financial expenses	**(1,786)**	(1,397)
Net financing income	**3,935**	3,433

6
Income tax expense

Current tax

Current tax for the current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset. The Group has a current tax liability of $3,758,000 at 30 December 2007 (2006: $193,000) and the Company has a current tax liability of $3,818,000 at 30 December 2007 (2006: $193,000).

Recognised in the income statement

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Current tax expense		
Current year	**13,213**	12,705
Adjustments for prior years	**(588)**	(285)
Overseas taxes	**51**	58
	12,676	12,478
Deferred tax expense		
Origination and reversal of temporary differences	**(1,205)**	103
Reduction in tax rate	**(146)**	-
Adjustments for prior years	**(32)**	249
	(1,383)	352
Total income tax expense in income statement	**11,293**	12,830

6
Income tax expense (continued)

Current and deferred tax recognised directly in equity	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Relating to equity-settled transactions – current tax	**(1,228)**	(8,340)
Relating to equity-settled transactions – deferred tax (note 12)	**2,226**	5,763
Relating to net pension liability (note 12)	**1,368**	(762)
Increase in equity	**2,366**	(3,339)

Reconciliation of effective tax rate	52 weeks ended 30 December 2007 %	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 %	52 weeks ended 31 December 2006 $000
Profit before tax		**40,821**		44,570
Income tax using the UK corporation tax rate	**30.0%**	**12,246**	30.0%	13,371
Effect of tax rates in foreign jurisdictions (rate increased)	**0.1%**	**51**	0.1%	37
Non-deductible expenses	**1.0%**	**416**	0.3%	155
Tax incentives not recognised in the income statement	**(5.0%)**	**(2,043)**	(2.2%)	(981)
Tax expense on share options	**3.4%**	**1,389**	0.6%	284
Reduction in deferred tax rate	**(0.3%)**	**(146)**	-	-
Adjustments relating to prior years	**(1.5%)**	**(620)**	-	(36)
	27.7%	**11,293**	28.8%	12,830

7
Earnings per share

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Profit for the period attributable to equity shareholders (basic and diluted)	**29,528**	31,740
Non-recurring charge after tax	**-**	4,040
Amortisation of acquired intangible assets*	**1,680**	-
Adjusted profit for the period attributable to equity shareholders (basic and diluted)	**31,208**	35,780
	cents	cents
Basic earnings per share	**25.08**	27.67
Diluted earnings per share	**24.78**	26.66
Adjusted basic earnings per share	**26.51**	31.19
Adjusted diluted earnings per share	**26.19**	30.05

* after the tax impact of this charge

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

	52 weeks ended 30 December 2007 No. of shares	52 weeks ended 31 December 2006 No. of shares
Issued ordinary shares at start of period	**117,082,873**	112,414,560
Effect of shares issued during the period from exercise of employee share options	**613,546**	2,296,641
Effect of shares issued as part of consideration for acquisition of subsidiary (note 8)	**31,606**	-
Weighted average number of ordinary shares at end of period – for basic earnings per share	**117,728,025**	114,711,201
Effect of share options in issue	**1,451,284**	4,358,400
Weighted average number of ordinary shares at end of period – for diluted earnings per share	**119,179,309**	119,069,601

Basic earnings per share

The calculation of basic earnings per share for the 52 week period ended 30 December 2007 was based on the profit attributable to equity shareholders of $29,528,000 (2006: $31,740,000) and a weighted average number of ordinary shares during the 52 week period ended 30 December 2007 of 117,728,025 (2006: 114,711,201), calculated as shown above.

Diluted earnings per share

The calculation of diluted earnings per share for the 52 week period ended 30 December 2007 was based on the profit attributable to equity shareholders of $29,528,000 (2006: $31,740,000) and a weighted average number of ordinary shares during the 52 week period ended 30 December 2007 of 119,179,309 (2006: 119,069,601), calculated as shown above.

The average market value of the Company's shares for the purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

7

Earnings per share (continued)

Adjusted basic earnings per share

The calculation of adjusted diluted earnings per share for the 52 week period ended 30 December 2007 was based on the profit attributable to equity shareholders, before the amortisation of acquired intangible assets (net of tax effect), of $31,208,000 (2006: $35,780,000 before non-recurring charge) and a weighted average number of ordinary shares during the 52 week period ended 30 December 2007 of 117,728,025 (2006: 114,711,201), calculated as shown on page 67.

Adjusted diluted earnings per share

The calculation of adjusted diluted earnings per share for the 52 week period ended 30 December 2007 was based on the profit attributable to equity shareholders, before the amortisation of acquired intangible assets (net of tax effect), of $31,208,000 (2006: $35,780,000 before non-recurring charge) and a weighted average number of ordinary shares during the 52 week period ended 30 December 2007 of 119,179,309 (2006: 119,069,601), calculated as shown on page 67.

8

Acquisitions of subsidiaries

Oligon Limited

On 10 January 2007, the Group acquired all of the ordinary shares in Oligon Limited for a consideration of up to £2.9million (approximately $5.7 million), payable in cash and loan notes. The consideration comprised an initial payment of £1.4 million (approximately $2.8 million) paid on 10 January 2007, the assumption of net liabilities of Oligon of £0.15million (approximately $0.3 million), with the remainder of up to £1.3million (approximately $2.5 million) being deferred subject to the achievement of certain milestones. The deferred consideration was discounted to a present value of $1.8 million as at the date of acquisition. The principal activity of Oligon Limited is the development of microelectronic mechanical technology for microphone products.

In the period from 10 January 2007 to 30 December 2007 Oligon Limited contributed $nil to revenue and costs of $1.6 million to the consolidated profit before taxation of the Wolfson Microelectronics plc Group. In addition to this cost which impacted the Group's net operating cash flows, capital expenditure associated with the acquired business amounted to $2.7 million. There was no contribution from Oligon in the Group's tax payments as stated in the cash flow. If the acquisition had occurred on 1 January 2007, management estimates that there would have been no significant additional costs incurred by this subsidiary in the consolidated profit for the year.

This acquisition had the following effect on the Group's assets and liabilities on the acquisition date:

	Notes	Pre-acquisition carrying amounts $000	Fair value adjustments $000	Recognised values on acquisition $000
Property, plant and equipment	9	5	(2)	3
Intangible assets	10	-	2,340	2,340
Trade and other receivables		13	(2)	11
Cash and cash equivalents		57	-	57
Loans and borrowings		(97)	-	(97)
Deferred tax liabilities	12	-	(693)	(693)
Trade and other payables		(255)	2	(253)
Net identifiable assets and liabilities		(277)	1,645	1,368
Goodwill on acquisition	10			3,648
Consideration				5,016
Consideration satisfied by:				
Cash consideration paid				2,870
Contingent cash consideration				1,813
Expenses				333
				5,016

8

Acquisitions of subsidiaries (continued)

The outflow of cash and cash equivalents on the acquisition of Oligon Limited was:

	$000
Cash consideration paid	2,870
Expenses paid	333
Net loan acquired	40
	3,243

Pre-acquisition carrying amounts of the assets and liabilities were determined based on applicable IFRSs immediately before the acquisition. The values of assets and liabilities recognised on acquisition are their estimated fair values (see below for methods used in determining fair values).

The residual excess over the net assets acquired is recognised as goodwill in the consolidated financial statements.

The intangible assets acquired as part of the acquisition of Oligon can be analysed as follows:

	$000
Customer relationships	440
In-process research and development	1,900
	2,340

In determining the fair values of these identifiable intangible assets, the Group applied the following methods:

Customer relationships

The customer base of $0.44 million represents the fair value of existing customer relationships and contracts. To estimate the fair value of the customer base, the excess earnings method has been applied taking into account the discounted free cash flows resulting from the relationships as at the acquisition date. All customer relationships are being amortised over an estimated useful economic life of two years reflecting the time period over which the company expects to benefit from such relationships and contracts.

In-process research and development

As at the date of acquisition Oligon had ongoing a research project relating to MEMS technology. This technology project had not yet reached technological feasibility at the date of the acquisition. To estimate the fair value of the technology the income method was used taking into account the expected cash flows post technological feasibility for a five year period, excluding any specific buyer synergies, discounted using a post tax discount factor as deemed appropriate for risk.

The goodwill recognised on the acquisition is attributable mainly to the skills and technical talent of the acquired business' workforce and the value of the synergies expected to be achieved from integrating the company into the Group's existing business (see note 10).

8
Acquisitions of subsidiaries (continued)

Sonaptic Limited

On 23 July 2007, the Group acquired the entire issued share capital of Sonaptic Limited, for a total consideration of up to $40.8 million of which $24.8 million was paid upfront, including the fair value of shares issued as part consideration, and the balance of the consideration was deferred subject to the achievement of certain milestones.

Sonaptic Limited is a company incorporated in England with subsidiary companies operating in the United States of America, Japan and South Korea (note 23) and had 31 employees at the date of acquisition. Sonaptic provides advanced micro-acoustic technologies, including active noise cancellation, sound enhancement and 3D sound principally for consumer electronic applications, and is the third element to the Group's AudioPlus™ strategy. The acquired business contributed revenues of $0.7 million and net costs (excluding amortisation) of $2.8 million to the Group for the period from 24 July 2007 to 30 December 2007. Except for these revenues and costs which impacted the Group's net operating cash flows, the acquired business did not make a material contribution to the Group's post acquisition net operating cash flows, tax paid or capital expenditure.

This acquisition had the following effect on the Group's assets and liabilities on the acquisition date:

	Notes	Pre-acquisition carrying amounts $000	Fair value adjustments $000	Recognised values on acquisition $000
Property, plant and equipment	9	293	-	293
Intangible assets	10	-	21,676	21,676
Trade and other receivables		928	-	928
Cash and cash equivalents		2,774	-	2,774
Deferred tax liabilities	12	-	(6,416)	(6,416)
Trade and other payables		(795)	-	(795)
Net identifiable assets and liabilities		3,200	15,260	18,460
Goodwill on acquisition	10			19,274
Consideration				37,734
Consideration satisfied by:				
Cash consideration paid				24,332
Fair value of shares issued	16			468
Excess cash transferred to escrow				2,250
Contingent cash consideration				9,860
Expenses				824
				37,734

The outflow of cash and cash equivalents on the acquisition of Sonaptic was:

	$000
Cash consideration paid	24,332
Expenses paid	824
Cash transferred to escrow account	2,250
Cash acquired	(2,774)
	24,632

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The values of assets and liabilities recognised on acquisition are their estimated fair values (see note below for methods used in determining fair values). These fair values have been determined on a provisional basis as at 30 December 2007.

The residual excess over the net assets acquired is recognised as goodwill in the consolidated financial statements.

8
Acquisitions of subsidiaries (continued)

The intangible assets acquired as part of the acquisition of Sonaptic can be analysed as follows:

	$000
Developed technology	16,294
Licence agreements	5,382
	21,676

In determining the fair values of these identifiable intangible assets, the Group applied the following methods:

Developed technology

Developed technology of $16.3 million comprises the fair value of Sonaptic's active noise cancellation technology as at the date of acquisition. To estimate the fair value of the developed technology the relief from royalty savings approach was used. The quantification of the risk adjusted fair value has been derived using an estimated royalty rate appropriate to the technology, applied to management's estimates of the expected revenues from the technology. Developed technology is being amortised over an estimated useful economic life of 5 years.

Licence agreements

Licence agreements of $5.4 million represent the fair value of existing third party licence agreements for Sonaptic's sound enhancement and 3D sound software solutions, and its analogue noise cancellation solution. To estimate the fair value of the licence agreements, the risk adjusted present value of the marginal cash flows derived from such agreements has been used. All licence agreements are being amortised over their estimated useful economic life of 3.5 years.

The goodwill recognised on the acquisition is attributable mainly to the skills and technical talent of the acquired business' workforce, and the synergies from integrating the company into the Group's existing business, expected to be achieved (see note 10).

The fair value of the 72,554 Wolfson Microelectronics plc 0.1 pence ordinary shares, issued as part of the consideration, was based on the average of the closing mid-market share price of Wolfson Microelectronics plc's ordinary shares for the 5 day period from 16 July 2007 to 20 July 2007, and based on the closing US dollar / Sterling exchange rate on the last business day pre completion (20 July 2007) being $2.0499 / £1.

Up to $16 million of the maximum consideration of $40.8 million has been deferred and is only paid subject to Sonaptic achieving certain milestones. Approximately 70% of the deferred consideration relates to financial targets, while the remaining milestones reflect more qualitative business factors.

An amount of $2.25 million, representing the excess cash of Sonaptic as at the date of acquisition, was paid into an escrow account shortly after completion of the acquisition for the benefit of the Sonaptic shareholders. This cash is not held on the Group's balance sheet at 30 December 2007.

If this acquisition had occurred on 1 January 2007, Group revenue would have been $232.9 million and profit for the year would have been $25.5 million. These amounts have been calculated using the Group's accounting policies and by adjusting the results to reflect additional amortisation that would have been charged assuming the fair value adjustments to intangible assets had applied from 1 January 2007, together with consequential tax effects.

There were no acquisitions in the 52 week period ended 31 December 2006.

9
Property, plant and equipment

Group	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2006	18,782	18,944	3,080	1,733	127	42,666
Additions	70	6,239	258	241	-	6,808
At 31 December 2006	18,852	25,183	3,338	1,974	127	49,474
At 1 January 2007	18,852	25,183	3,338	1,974	127	49,474
Additions	30	9,872	1,636	312	-	11,850
Acquisitions (note 8)	-	-	138	158	-	296
Disposals	-	(3,988)	(1,460)	(5)	-	(5,453)
At 30 December 2007	**18,882**	**31,067**	**3,652**	**2,439**	**127**	**56,167**
Depreciation						
At 1 January 2006	655	8,920	2,293	546	35	12,449
Charge for the period	376	4,345	666	166	33	5,586
At 31 December 2006	1,031	13,265	2,959	712	68	18,035
At 1 January 2007	1,031	13,265	2,959	712	68	18,035
Charge for the period	377	5,338	340	202	32	6,289
Disposals	-	(3,986)	(1,460)	-	-	(5,446)
At 30 December 2007	**1,408**	**14,617**	**1,839**	**914**	**100**	**18,878**
Net book value						
At 1 January 2006	18,127	10,024	787	1,187	92	30,217
At 31 December 2006	17,821	11,918	379	1,262	59	31,439
At 1 January 2007	17,821	11,918	379	1,262	59	31,439
At 30 December 2007	**17,474**	**16,450**	**1,813**	**1,525**	**27**	**37,289**

9
Property, plant and equipment (continued)

Company	Land and buildings $000	Plant and machinery $000	Computer hardware $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2006	18,782	18,877	3,078	1,728	127	42,592
Additions	70	6,180	258	241	-	6,749
At 31 December 2006	18,852	25,057	3,336	1,969	127	49,341
At 1 January 2007	18,852	25,057	3,336	1,969	127	49,341
Additions	30	9,872	1,639	312	-	11,853
Disposals	-	(3,962)	(1,458)	(5)	-	(5,425)
At 30 December 2007	**18,882**	**30,967**	**3,517**	**2,276**	**127**	**55,769**
Depreciation						
At 1 January 2006	655	8,895	2,291	544	35	12,420
Charge for the period	376	4,308	666	166	33	5,549
At 31 December 2006	1,031	13,203	2,957	710	68	17,969
At 1 January 2007	1,031	13,203	2,957	710	68	17,969
Charge for the period	377	5,305	307	181	32	6,202
Disposals	-	(3,960)	(1,458)	-	-	(5,418)
At 30 December 2007	**1,408**	**14,548**	**1,806**	**891**	**100**	**18,753**
Net book value						
At 1 January 2006	18,127	9,982	787	1,184	92	30,172
At 31 December 2006	17,821	11,854	379	1,259	59	31,372
At 1 January 2007	17,821	11,854	379	1,259	59	31,372
At 30 December 2007	**17,474**	**16,419**	**1,711**	**1,385**	**27**	**37,016**

10
Intangible assets

Group	Goodwill $000	In-process research & development $000	Developed technology $000	Licence agreements $000	Customer relationships $000	Computer software $000	Total $000
Cost							
At 1 January 2006	-	-	-	-	-	2,975	2,975
Additions	-	-	-	-	-	1,565	1,565
At 31 December 2006	-	-	-	-	-	4,540	4,540
At 1 January 2007	-	-	-	-	-	4,540	4,540
Additions	-	-	-	-	-	2,317	2,317
Acquisitions (note 8)	22,922	1,900	16,294	5,382	440	-	46,938
Disposals	-	-	-	-	-	(1,796)	(1,796)
At 30 December 2007	**22,922**	**1,900**	**16,294**	**5,382**	**440**	**5,061**	**51,999**
Amortisation							
At 1 January 2006	-	-	-	-	-	2,243	2,243
Amortisation for the period	-	-	-	-	-	1,206	1,206
At 31 December 2006	-	-	-	-	-	3,449	3,449
At 1 January 2007	-	-	-	-	-	3,449	3,449
Amortisation for the period	-	-	1,428	674	220	1,986	4,308
Disposals	-	-	-	-	-	(1,796)	(1,796)
At 30 December 2007	**-**	**-**	**1,428**	**674**	**220**	**3,639**	**5,961**
Net book value							
At 1 January 2006	-	-	-	-	-	732	732
At 31 December 2006	-	-	-	-	-	1,091	1,091
At 1 January 2007	-	-	-	-	-	1,091	1,091
At 30 December 2007	**22,922**	**1,900**	**14,866**	**4,708**	**220**	**1,422**	**46,038**

Amortisation charge

The amortisation charge is recognised in the following line items in the consolidated income statement:

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Distribution and selling costs	**2**	34
Research and development expenses	**3,554**	778
Administrative expenses	**752**	394
	4,308	1,206

10

Intangible assets (continued)

Impairment testing for cash-generating units containing goodwill

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired.

For the purposes of this annual test procedure the Group tested the balance of goodwill, in respect of the acquisitions of Oligon and Sonaptic (note 8) for impairment in accordance with IAS36 "Impairment of Assets". No impairment charge was required as a result of this annual impairment test.

For the purpose of impairment testing, goodwill is allocated to the Group's business segment which represents the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The carrying amounts of goodwill by cash generating unit ('CGU') of $22,922,000 all relate to the Portable business segment.

The recoverable amount of a segment is based on value-in-use calculations. These calculations cover five years of projected pre-tax cash flows, which incorporate the approved annual budget. Cash flows beyond the five year period are extrapolated using a terminal growth rate, for estimation purposes, of 3% per annum.

Management determined the financial plans based on its expectations of market developments and likely end customer demand. The discount rates applied to the projections were in the range of 20% to 30% and are pre-tax and reflect specific risks relating to the business segment.

Management believe that while cash flow projections are subject to inherent uncertainty, any reasonably possible changes to the key assumptions utilised in assessing recoverable amounts would not cause the carrying amounts to exceed the recoverable amounts of the cash generating unit identified.

Company	Intellectual property rights $000	Computer software $000	Total $000
Cost			
At 1 January 2006	-	2,975	2,975
Additions	-	1,565	1,565
At 31 December 2006	-	4,540	4,540
At 1 January 2007	-	4,540	4,540
Additions	2,525	2,317	4,842
Disposals	-	(1,796)	(1,796)
At 30 December 2007	**2,525**	**5,061**	**7,586**
Amortisation			
At 1 January 2006	-	2,243	2,243
Amortisation for the period	-	1,206	1,206
At 31 December 2006	-	3,449	3,449
At 1 January 2007	-	3,449	3,449
Amortisation for the period	63	1,986	2,049
Disposals	-	(1,796)	(1,796)
At 30 December 2007	**63**	**3,639**	**3,702**
Net book value			
At 1 January 2006	-	732	732
At 31 December 2006	-	1,091	1,091
At 1 January 2007	-	1,091	1,091
At 30 December 2007	**2,462**	**1,422**	**3,884**

11
Investments in subsidiaries

Company	Total $000
Cost	
At 1 January 2006	-
Additions	-
At 31 December 2006	-
At 1 January 2007	-
Additions (note 8)	43,090
At 30 December 2007	**43,090**

Note 23 contains details of these subsidiaries. The cost of investments in subsidiaries as at 31 December 2006 was less than $1,000.

12
Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net	
Group	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000
Property, plant and equipment	-	-	**2,682**	2,702	**2,682**	2,702
Intangible assets	-	(75)	**5,881**	-	**5,881**	(75)
Employee benefits – pensions	**(1,097)**	(3,077)	-	-	**(1,097)**	(3,077)
Employee benefits – share-based payments	**(1,165)**	(2,865)	-	-	**(1,165)**	(2,865)
Other items	**(310)**	(15)	-	-	**(310)**	(15)
Tax (assets) / liabilities	**(2,572)**	(6,032)	**8,563**	2,702	**5,991**	(3,330)
Set off of tax	**2,563**	2,702	**(2,563)**	(2,702)	-	-
Net deferred tax (assets) / liabilities	**(9)**	(3,330)	**6,000**	-	**5,991**	(3,330)

	Assets		Liabilities		Net	
Company	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000
Property, plant and equipment	-	-	**2,613**	2,702	**2,613**	2,702
Intangible assets	**(194)**	(75)	-	-	**(194)**	(75)
Employee benefits – pensions	**(1,097)**	(3,077)	-	-	**(1,097)**	(3,077)
Employee benefits – share-based payments	**(1,163)**	(2,844)	-	-	**(1,163)**	(2,844)
Other items	**(301)**	(15)	-	-	**(301)**	(15)
Tax (assets) / liabilities	**(2,755)**	(6,011)	**2,613**	2,702	**(142)**	(3,309)
Set off of tax	**2,613**	2,702	**(2,613)**	(2,702)	-	-
Net deferred tax assets	**(142)**	(3,309)	-	-	**(142)**	(3,309)

12

Deferred tax assets and liabilities (continued)

Movement in temporary differences during the period

Group	Balance at 1 January 2006 $000	Recognised in income $000	Recognised in equity $000	From business combinations $000	Balance at 31 December 2006 $000
Property, plant and equipment	2,332	370	-	-	2,702
Intangible assets	(20)	(55)	-	-	(75)
Employee benefits – pensions	(2,175)	(140)	(762)	-	(3,077)
Employee benefits – share-based payments	(8,633)	5	5,763	-	(2,865)
Other items	(187)	172	-	-	(15)
	(8,683)	352	5,001	-	(3,330)

	Balance at 1 January 2007 $000	Recognised in income $000	Recognised in equity $000	From business combinations (note 8) $000	**Balance at 30 December 2007 $000**
Property, plant and equipment	**2,702**	(65)	-	45	**2,682**
Intangible assets	**(75)**	(768)	-	6,724	**5,881**
Employee benefits – pensions	**(3,077)**	612	1,368	-	**(1,097)**
Employee benefits – share-based payments	**(2,865)**	(526)	2,226	-	**(1,165)**
Other items	**(15)**	(635)	-	340	**(310)**
	(3,330)	(1,382)	3,594	7,109	**5,991**

Company	Balance at 1 January 2006 $000	Recognised in income $000	Recognised in equity $000	Balance at 31 December 2006 $000
Property, plant and equipment	2,332	370	-	2,702
Intangible assets	(20)	(55)	-	(75)
Employee benefits – pensions	(2,175)	(140)	(762)	(3,077)
Employee benefits – share-based payments	(8,326)	9	5,473	(2,844)
Other items	(187)	172	-	(15)
	(8,376)	356	4,711	(3,309)

	Balance at 1 January 2007 $000	Recognised in income $000	Recognised in equity $000	**Balance at 30 December 2007 $000**
Property, plant and equipment	**2,702**	(89)	-	**2,613**
Intangible assets	**(75)**	(119)	-	**(194)**
Employee benefits – pensions	**(3,077)**	612	1,368	**(1,097)**
Employee benefits – share-based payments	**(2,844)**	(526)	2,207	**(1,163)**
Other items	**(15)**	(286)	-	**(301)**
	(3,309)	(408)	3,575	**(142)**

12

Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets (Group only)

Deferred tax assets have not been recognised in respect of the following items:

	As at 30 December 2007 $000	As at 31 December 2006 $000
Tax losses	**1,430**	400

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits thereon.

13

Inventories

	Group and Company	
	2007 $000	2006 $000
Raw materials and consumables	**8,260**	6,879
Work in progress	**5,397**	3,337
Finished goods	**11,891**	12,120
	25,548	22,336

In the 52 week period ended 30 December 2007 raw materials and consumables and changes in finished goods and work in progress recognised as cost of sales amounted to $105,751,000 (2006: $96,299,000).

14

Trade and other receivables

	Group		Company	
	2007 $000	2006 $000	2007 $000	2006 $000
Trade receivables	**28,499**	20,966	**28,499**	20,966
Amounts due from subsidiaries	**-**	-	**348**	97
Other receivables	**2,605**	1,781	**2,585**	1,781
Prepayments and accrued income	**3,392**	2,360	**2,908**	2,331
	34,496	25,107	**34,340**	25,175

The Group and Company's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 19.

15
Cash and cash equivalents and short-term deposits

	Group		Company	
	2007 $000	2006 $000	2007 $000	2006 $000
Bank balances	**4,532**	18,807	**2,161**	18,662
Bank deposits	**11,651**	28,270	**11,651**	28,270
Cash and cash equivalents	**16,183**	47,077	**13,812**	46,932
Short-term deposits	**73,422**	52,348	**73,422**	52,348

The Group and Company's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 19.

16
Capital and reserves
Share capital and share premium

	As at 30 December 2007 No. of shares	As at 31 December 2006 No. of shares
In issue at start of period	**117,082,873**	112,414,560
Issued for cash on exercise of employee share options	**1,121,553**	4,668,313
Issued as part of consideration for acquisition of subsidiary (note 8)	**72,554**	-
In issue at end of period – fully paid	**118,276,980**	117,082,873

At 30 December 2007, the authorised share capital comprised 135,000,000 ordinary shares (2006: 135,000,000) which have a nominal value of 0.1 pence per share. All issued shares are fully paid.

The holders of ordinary shares are entitled to one vote per share at meetings of the Company and are entitled to receive dividends as recommended by the directors. The holders of ordinary shares also have an unlimited right to share in the surplus remaining on a winding up after all creditors are satisfied.

During the 52 week period ended 30 December 2007, a total of 1,194,107 ordinary shares of 0.1 pence each, which had an aggregate nominal value of £1,000 ($2,000), were issued for a total consideration of £1,460,000 ($2,953,000). This included a total of 72,554 ordinary shares which were issued as part of the consideration for the acquisition of a subsidiary (note 8).

During the 52 week period ended 30 December 2007, the Company's employee share trusts acquired 5,038,858 (2006: 543,368 shares) of the Company's ordinary shares for a consideration of $28,086,000 (2006: $3,626,000) and this has been charged against equity. There were 5,582,226 of the Company's ordinary shares held by the Company's employee share trusts as at 30 December 2007 (as at 31 December 2006: 543,368 ordinary shares).

16

Capital and reserves (continued)

Options

The Company's directors, senior management and employees have been granted options over ordinary shares under employee share option schemes as follows:

	At 1 January 2007	Exercised	Granted	Lapsed	At 30 December 2007
First scheme	50,000	(25,000)	-	-	**25,000**
Second scheme	965,500	(440,400)	-	-	**525,100**
EMI scheme	543,600	(237,600)	-	(10,000)	**296,000**
2003 Executive Share Scheme – A	151,986	(29,784)	37,260	(19,187)	**140,275**
2003 Executive Share Scheme – B	923,389	(224,519)	120,273	(127,645)	**691,498**
2003 All Employee Share Scheme – A	1,550,825	(106,610)	609,957	(138,629)	**1,915,543**
2003 All Employee Share Scheme – B	997,301	(57,640)	1,739,908	(243,362)	**2,436,207**
	5,182,601	(1,121,553)	2,507,398	(538,823)	**6,029,623**

Reconciliation of movement in capital and reserves

Group	Share capital $000	Share premium $000	Capital redemption reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2006	187	50,538	497	72,231	123,453
Total recognised income and expense	-	-	-	29,960	29,960
Equity settled transactions, including deferred tax effect	-	-	-	(2,430)	(2,430)
Current tax on equity settled transactions	-	-	-	8,340	8,340
Share options exercised by employees	9	5,285	-	-	5,294
Company shares acquired by trusts	-	-	-	(3,626)	(3,626)
Balance at 31 December 2006	196	55,823	497	104,475	160,991
Balance at 1 January 2007	196	55,823	497	104,475	160,991
Total recognised income and expense	-	-	-	32,337	32,337
Equity settled transactions, including deferred tax effect	-	-	-	4,445	4,445
Current tax on equity settled transactions	-	-	-	1,228	1,228
Share options exercised by employees	2	2,483	-	-	2,485
Shares issued as part of consideration for acquisition of subsidiary (note 8)	-	468	-	-	468
Company shares acquired by trusts	-	-	-	(28,086)	(28,086)
Balance at 30 December 2007	**198**	**58,774**	**497**	**114,399**	**173,868**

16
Capital and reserves (continued)

Reconciliation of movement in capital and reserves (continued)

Company	Share capital $000	Share premium $000	Capital redemption reserve $000	Retained earnings $000	Total equity $000
Balance at 1 January 2006	187	50,538	497	71,148	122,370
Total recognised income and expense	-	-	-	29,693	29,693
Equity settled transactions, including deferred tax effect	-	-	-	(2,301)	(2,301)
Current tax on equity settled transactions	-	-	-	8,340	8,340
Share options exercised by employees	9	5,285	-	-	5,294
Company shares acquired by trusts	-	-	-	(3,626)	(3,626)
Balance at 31 December 2006	196	55,823	497	103,254	159,770
Balance at 1 January 2007	196	55,823	497	103,254	159,770
Total recognised income and expense	-	-	-	34,787	34,787
Equity settled transactions, including deferred tax effect	-	-	-	4,334	4,334
Current tax on equity settled transactions	-	-	-	1,228	1,228
Share options exercised by employees	2	2,483	-	-	2,485
Shares issued as part of consideration for investment in subsidiary (note 8)	-	468	-	-	468
Company shares acquired by trusts	-	-	-	(28,086)	(28,086)
Balance at 30 December 2007	**198**	**58,774**	**497**	**115,517**	**174,986**

Capital redemption reserve

This reserve balance represents an amount equal to the nominal value of deferred shares which were bought back by the Company out of profits during the year ended 31 December 2003. These deferred shares were then cancelled.

17
Employee benefits

Retirement benefits schemes

Group and Company	As at 30 December 2007 $000	As at 31 December 2006 $000
Present value of funded obligations	**22,533**	24,291
Fair value of plan assets	**18,615**	14,034
Recognised liability for defined benefit obligations (see page 82)	**3,918**	10,257

17
Employee benefits (continued)

Liability for defined benefit obligations

The Group makes contributions to a UK-based defined benefit plan that provides pension benefits for UK employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002. The defined benefit plan and actuarial assumptions are based on sterling denominated assets and liabilities.

Plan assets consist of the following:

	As at 30 December 2007 $000	As at 31 December 2006 $000
Equity securities	**12,777**	11,793
Government bonds	**1,596**	1,089
Corporate bonds	**1,551**	1,097
Cash	**2,647**	4
Other assets	**44**	51
	18,615	14,034

Movements in the liability for defined benefit obligations

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Liability for defined benefit obligations at start of period	**24,291**	17,686
Current service cost (see page 83)	**931**	880
Interest cost (see page 83)	**1,303**	924
Contributions by plan participants	**275**	280
Actuarial (gains) / losses recognised in equity	**(4,681)**	1,918
Exchange differences	**414**	2,603
Liability for defined benefit obligations at end of period	**22,533**	24,291

Movements in plan assets

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Fair value of plan assets at start of period	**14,034**	10,436
Contributions by the employer	**3,364**	599
Contributions by plan participants	**275**	280
Expected return on plan assets (see page 83)	**989**	785
Actuarial (losses) / gains recognised in equity	**(207)**	365
Exchange differences	**160**	1,569
Fair value of plan assets at end of period	**18,615**	14,034

17
Employee benefits (continued)

Expense recognised in the income statement

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Current service costs	**931**	880
Interest on obligation	**1,303**	924
Expected return on plan assets	**(989)**	(785)
	1,245	1,019
Exchange differences	**(76)**	45
	1,169	1,064

The expense is recognised in the following line items in the income statement:

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Distribution and selling costs	**204**	149
Research and development expenses	**559**	597
Administrative expenses	**168**	134
Total current service costs (note 4)	**931**	880
Exchange differences:		
Administrative expenses	**(76)**	45
Financial income	**(989)**	(785)
Financial expense	**1,303**	924
Actual return on plan assets	**5.5%**	10.3%

Actuarial gains and losses recognised directly in equity

	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Cumulative amount of actuarial losses at start of period	**9,548**	7,995
Recognised (gain) / loss during the period	**(4,474)**	1,553
Cumulative amount of actuarial losses at end of period	**5,074**	9,548

17

Employee benefits (continued)

Actuarial assumptions

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

		2007	2006
Discount rate at 30 / 31 December		**5.85%**	5.10%
Expected return on plan assets at 1 January	– Equities	**7.00%**	7.00%
	– Bonds	**4.75%**	4.75%
	– Other	**5.00%**	-
Future salary increases		**5.00%**	5.00%
Future pension increases		**3.21%**	2.85%
Inflation assumption		**3.21%**	2.85%
Mortality table		**PXA92, Birth year, Medium Cohort**	PXA92, Birth year, Medium Cohort

Assumptions regarding future mortality are based on published statistics and mortality tables. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Historical information

	As at 30 December 2007 $000	As at 31 December 2006 $000	As at 31 December 2005 $000	As at 31 December 2004 $000
Present value of defined benefit obligation	**(22,533)**	(24,291)	(17,686)	(14,979)
Fair value of plan assets	**18,615**	14,034	10,436	7,049
Deficit in the plan	**(3,918)**	(10,257)	(7,250)	(7,930)

	2007 $000	2006 $000	2005 $000	2004 $000
Experience adjustments arising on plan liabilities	**314**	(394)	126	(533)
Experience adjustments arising on plan assets	**(244)**	400	1,483	259

The Group and Company expect to pay approximately $0.8 million in contributions and a deficit correction payment of approximately $2.5 million to the defined benefit pension plan in 2008.

17
Employee benefits (continued)

Share-based payments

Share option plans

In previous years the Group has established a share option programme that entitles directors, senior management and other employees to purchase shares in the Company. Grants have been made of share options in the period from 1995 to date. During 2007 share options were granted to employees and a director. In accordance with these share option schemes, options are exercisable at the market price of the shares at the date of grant.

Additionally, there were 28 separate grants of share options to employees before 7 November 2002. The recognition and measurement principles in IFRS 2 have not been applied to these grants in accordance with the transitional provisions of IFRS 1 and IFRS 2.

The Wolfson Microelectronics 2006 Performance Share Plan (PSP)

This long term incentive plan was approved by shareholders at an Extraordinary General Meeting on 16 February 2006. The first grant of contingent shares was made on 10 March 2006 to executive directors and senior management as part of a long term incentive plan and further awards were made to senior management in September and October 2006. During 2007, a grant of contingent shares was made on 7 February 2007 to executive directors and senior management and a further award was made in August 2007 to senior management. No consideration was paid for any of these awards. The fair value is determined by reference to the market value of the shares at the date of grant. The contingent share awards have non-market related vesting conditions and therefore the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

For the awards made in 2007, a participant will derive the whole value of shares finally determined as vesting under the Plan. Performance is measured over the three financial years 2007 to 2009, with 2006 as the base year. The proportion vesting will be decided on a sliding scale by reference to the Company's performance in growing its gross revenues subject to exceeding a minimum net margin over the performance period. The net margin is calculated by reference to the Company's net operating profits excluding currency retranslation costs and before adjustments relating to share-based payment expenses.

25% of the maximum PSP award will vest if a minimum threshold for growth in revenues is achieved and the minimum net margin requirement is achieved. Above that threshold, award shares vest on a sliding scale up to 100% of the award shares if a fixed minimum level of growth in revenues is attained. The growth in gross revenues will be calculated over the 3 year performance period on a compound basis.

Further details of this plan are contained on page 40 of the Directors' Remuneration Report.

The Wolfson Microelectronics Group Executive Shared Ownership Plan (ExSOP)

On 20 March 2006, executive directors and other members of the senior management team each acquired a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share. A further award to a new member of the senior management team was made in September 2006.

In 2007, executive directors and other members of the senior management team each acquired, on 7 February 2007, a beneficial interest as joint owner in a number of shares in the Company for a consideration of 1 pence per share.

The registered shareholder of the shares is RBC cees Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust). The beneficial interest in the award shares is held jointly by the participant and RBC cees Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The interests in the ExSOP award shares are defined by the terms of an agreement between (1) RBC cees Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) RBC cees Corporate Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The participants will, if and insofar as the performance targets are met, derive the growth in value of a proportion of the ExSOP award shares (less the 5% per annum carrying cost). The performance target set in relation to the 2007 award relates to the real growth (i.e. growth above RPI) achieved over the three year period, financial years 2007 to 2009, in adjusted earnings per share of the Company. Adjusted earnings per share is calculated as the basic earnings per share derived from the Company's published report and accounts. The Remuneration Committee may make adjustments to the basic earnings per share as may be necessary or appropriate, for example to take account of changes to accounting standards, the actual length of the financial period in question and to ensure a consistent basis of comparison from year to year. For real growth of 10% per annum or higher, the participant will derive the growth in value of 100% of the ExSOP award shares; for real growth of 5%, 25% of the ExSOP award shares; for real growth between these amounts, the percentage of the ExSOP award shares will be determined by straight line interpolation between these thresholds. The participant will derive no growth in value of awards shares for real growth below 5%.

Share option plans

The terms and conditions of the share option grants which were outstanding at any time during the 52 week period ended 30 December 2007 are as follows, whereby all options are settled by the physical delivery of shares:

17
Employee benefits (continued)

	Grant date	Employees entitled	Number of options	Vesting conditions	Contractual life of options
1	23 March 2001	employees	50,000	Three years of service	10 years
2	20 March 2002	directors, senior management and employees	5,000	Three years of service	7 years
3	20 March 2002	directors, senior management and employees	408,000	Three years of service	10 years
4	1 January 2003	directors and senior management	142,500	Three years of service and PBIT per share growth rate of 2005 profits relative to 2002 profits at least RPI+15% per annum. There is a sliding scale of options vesting for lower performance but growth rate of above RPI +5% per annum must be achieved	7 years
5	25 April 2003	employees	30,000	Three years of service	7 years
6	3 June 2003	employees	46,000	Three years of service	10 years
7	14 August 2003	directors, senior management and employees	788,000	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	7 years
8	14 August 2003	directors, senior management and employees	89,600	Three years of service and conditional on the Company achieving an initial public offering by 30 November 2003	10 years
9	30 July 2004	employees	786,366	Four years of service*	10 years
10	27 August 2004	employees	20,000	Four years of service*	10 years
11	30 July 2004	directors and senior management	469,438	Employed during vesting period and increase of RPI plus 15% per annum in EPS in 2006 over EPS in 2003 (there is a sliding scale for lower performance)	10 years
12	10 March 2005	employees	571,760	Four years of service*	10 years
13	10 March 2005	directors and senior management	429,259	Three years of service and increase of RPI plus 15% per annum in EPS in 2007 over EPS in 2004 (there is a sliding scale for lower performance)	10 years
14	10 March 2005	employees	5,000	Four years of service*	10 years
15	7 September 2005	employees	20,000	Four years of service*	10 years
16	23 November 2005	employees	10,000	Four years of service*	10 years
17	16 March 2006	employees	814,000	Four years of service*	10 years
18	2 May 2006	employees	20,000	Four years of service*	10 years
19	19 June 2006	employees	12,000	Four years of service*	10 years
20	24 August 2006	employees	170,000	Four years of service*	10 years
21	25 September 2006	employees	62,000	Four years of service*	10 years
22	26 October 2006	employees	17,000	Four years of service*	10 years
23	27 November 2006	employees	40,000	Four years of service*	10 years
24	18 December 2006	director	176,678	The performance conditions are included on page 47 of the Directors' Remuneration Report	10 years
25	5 February 2007	employees	66,000	Three years of service**	10 years
26	5 February 2007	employees	976,398	Three years of service**	10 years
27	5 February 2007	employees	952,700	Employed during vesting period of one year and to the extent that specific business performance objectives are achieved in 2007	10 years
28	5 February 2007	employees	9,134	Three years of service**	10 years
29	5 February 2007	employees	9,400	Employed during vesting period of one year and to the extent that specific business performance objectives are achieved in 2007	10 years
30	6 February 2007	director	54,833	The performance conditions are included on page 47 of the Directors' Remuneration Report	10 years
31	6 August 2007	employees	42,700	Employed during vesting period and increase of RPI plus 10% per annum in EPS in 2009 over EPS in 2006 (there is a sliding scale for lower performance)	10 years
32	6 August 2007	employees	10,000	Three years of service**	10 years
33	5 September 2007	employees	144,700	Three years of service**	10 years
34	7 November 2007	employees	104,181	Three years of service**	10 years
35	7 November 2007	senior management	60,000	Employed during vesting period and increase of RPI plus 10% per annum in EPS in 2009 over EPS in 2006 (there is a sliding scale for lower performance)	10 years
36	5 December 2007	employees	30,000	Three years of service**	10 years

* 25% of the options granted can be exercised one year after the grant date and then, by equal monthly installments, thereafter for the next three years.

** One third of the options granted can be exercised one year after the grant date, a further third on the second anniversary of the grant date and the final third of the options granted can be exercised on the third anniversary of the grant date.

17

Employee benefits (continued)

The number and weighted average exercise prices of share options are as follows:

	Weighted average exercise price (pence) 52 weeks ended 30 December 2007	Number of options 52 weeks ended 30 December 2007	Weighted average exercise price (pence) 52 weeks ended 31 December 2006	Number of options 52 weeks ended 31 December 2006
Outstanding at the beginning of the period	**101.3**	**5,182,601**	95.6	8,794,439
Lapsed during the period	**268.3**	**(538,823)**	146.9	(280,453)
Exercised during the period	**109.9**	**(1,121,553)**	61.1	(4,668,313)
Granted during the period	**284.1**	**2,507,398**	398.8	1,336,928
Outstanding at the end of the period	**247.4**	**6,029,623**	101.3	5,182,601
Exercisable at the end of the period	**181.4**	**2,361,578**	97.3	2,336,073

The options outstanding at 30 December 2007 have an exercise price in the ranges as summarised below:

Exercise price range	Number of options outstanding at 30 December 2007	Weighted average remaining contractual life (years)
15 to 20 pence	**295,000**	4.1
40 to 75 pence	**551,100**	2.7
173.25 to 224 pence	**1,872,947**	7.3
256 to 287 pence	**439,278**	9.4
293.42 to 307.75 pence	**1,911,798**	9.1
411.34 to 479 pence	**959,500**	8.3
	6,029,623	**7.6**

The weighted average share price during the 52 week period ended 30 December 2007 was 276.4 pence per share (2006: 407.2 pence per share).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black-Scholes model.

Fair value of share options and assumptions	Directors 2007	Directors 2006	Senior Management 2007	Senior Management 2006	Other employees 2007*	Other employees 2006
Fair value at measurement date (pence)	**137**	86	**92**	221	**114**	201
Share price (pence)	**307.75**	277.00	**228**	455.50	**286**	410.00
Exercise price (pence)	**307.75**	283.00	**229**	455.50	**286**	410.00
Expected volatility	**60.0%**	55.0%	**60.0%**	55.0%	**60.0%**	55.0%
Option life (weighted average life)	**3**	2	**3**	4	**2.2**	4
Expected dividends	**Nil**	Nil	**Nil**	Nil	**Nil**	Nil
Risk free interest rate (based on UK government bonds)	**5.3%**	4.8%	**5.3%**	4.8%	**5.4%**	4.5%

* as there were a number of separate option grants to employees during the period the assumptions included in the table are the weighted average figures across all of these option grants in the 52 week period ended 30 December 2007.

The expected volatility is based on the historical volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information.

These share options are granted under a service condition and, for grants to senior management and directors, non-market performance conditions. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market performance conditions associated with the share option grants.

17

Employee benefits (continued)

Performance share plan

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of contingent performance shares	Weighted average fair value (pence)
As at 1 January 2007	**101,957**	388.90
Awarded in the period	**127,848**	310.76
Lapsed in the period	**(41,230)**	(370.40)
As at 30 December 2007	**188,575**	340.00

ExSOPs

The fair value of ExSOPs at grant date is determined using a valuation model which takes into account the terms and conditions upon which the ExSOPs were awarded. The model inputs, in respect of the fair value of the ExSOPs granted in 2007, were: share price 304 pence and risk free interest rate (based on UK government bonds) 5.3%.

	Number of ExSOPs	Weighted average fair value (pence)
As at 1 January 2007	**244,011**	115.0
Awarded in the period	**425,346**	82.0
Lapsed in the period	**(121,821)**	(101.5)
As at 30 December 2007	**547,536**	92.4

Deferred share awards

Deferred awards of ordinary shares in the Company were made on 15 September 2006 and on 19 December 2006 to a new member of the senior management team and to an executive director respectively. Details of the award, of 181,159 shares, made to the director are contained in the Directors' Remuneration Report on pages 46 and 47. The award made on 15 September 2006, of 16,241 shares, will normally vest provided the employee remains in the Company's employment following the end of an 18 month period commencing 14 August 2006.

The fair value of the contingent shares is the market value of the Company's shares on the date of the award.

	Number of deferred shares	Weighted average fair value (pence)
As at 1 January 2007 and as at 30 December 2007	**197,400**	296

17
Employee benefits (continued)

Employee expenses	52 weeks ended 30 December 2007 $000	52 weeks ended 31 December 2006 $000
Share options granted in 2003	-	503
Share options granted in 2004	360	459
Share options granted in 2005	408	383
Share options granted in 2006	1,728	1,672
Share options granted in 2007	2,643	-
Performance shares awarded in 2006	187	144
Performance shares awarded in 2007	199	-
ExSOPs awarded in 2006	99	113
ExSOPs awarded in 2007	189	-
Deferred shares awarded in 2006	858	57
Total expense recognised in personnel expenses (note 4)	6,671	3,331

18
Trade and other payables

	Group		Company	
	2007 $000	2006 $000	2007 $000	2006 $000
Non-current liabilities				
Non-trade payables	5,398	-	5,398	-
Current liabilities				
Trade payables	27,362	6,450	27,362	6,450
Amounts due to subsidiaries	-	-	3,265	1,068
Non-trade payables	8,220	1,098	8,176	1,098
Accruals	4,461	3,739	4,331	3,727
	40,043	11,287	43,134	12,343

The Group and Company's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 19.

19
Financial Instruments

The Group's principal financial instruments as at 30 December 2007 comprise cash and cash equivalents and short-term deposits. The main purpose of these financial instruments is to finance the Group's operations. The Group has other financial instruments which mainly comprise trade receivables and trade payables which arise directly from its operations.

During the 52 week period ended 30 December 2007 and the previous 52 week period, the Group did not use derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading purposes.

Exposure to market risk (which includes currency and interest rate risk) and credit risk arises in the normal course of the Group's business.

The Group has a Treasury Committee which is chaired by RK Graham and its other members are the Chief Executive Officer and the Chief Financial Officer. This Committee meets periodically, as required, and it reviews the Group's overall financial risk management including specific areas, such as foreign exchange risk, interest-rate risk, credit risk and liquidity management. The Committee reports to and makes recommendations to the Board regarding these matters.

19

Financial Instruments (continued)

Financial risk management objectives and policies

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income or the value of its holdings of financial instruments. The management of market risk involves the control of market risk exposures within acceptable parameters, while optimising the return having regard to risk.

Currency risk

The Group operates internationally and is exposed to currency risk on purchases, sales and cash and cash equivalents that are denominated in a currency other than United States dollars. The currencies giving rise to this risk are primarily Pounds Sterling (GBP) and Euros (EUR).

Foreign exchange risk arises from transactions, recognised assets and liabilities and net investments in foreign operations.

The Group does not use foreign exchange contracts to hedge its currency risk.

The majority of the Group's revenue and cost of sales are denominated in US dollars. Approximately 30% (2006: 20% approximately) of the Group's operating costs, other than cost of sales, are denominated in US dollars. The majority of the operating expenses are denominated in Pounds Sterling.

For those monetary assets and liabilities held in currencies other than US dollars, the Group ensures that the net exposure is kept to an acceptable level by selling or buying foreign currencies at spot rates where necessary to address short-term imbalances. The Group considers the use of financial instruments such as foreign exchange contracts but did not enter into any such contracts during the current and preceding financial years.

The Group has investments in foreign operations whose net assets are exposed to currency translation risk. This currency exposure arising from the net assets of the Group's foreign operations is not significant and there is currently no requirement for borrowings, therefore this exposure is not managed through borrowings denominated in the relevant foreign currencies.

		Group		Company	
Financial assets and financial liabilities by currency	**Notes**	**2007 $000**	2006 $000	**2007 $000**	2006 $000
US dollar trade and other receivables	14	**30,803**	23,628	**31,133**	23,607
Other currencies – trade and other receivables	14	**3,693**	1,479	**3,207**	1,568
US dollar cash and cash equivalents	15	**11,738**	41,500	**11,657**	41,416
Sterling cash and cash equivalents	15	**2,038**	1,918	**883**	1,918
Other currencies - cash and cash equivalents	15	**2,407**	3,659	**1,272**	3,598
US dollar short-term deposits	15	**73,422**	52,348	**73,422**	52,348
Other currencies – trade and other payables	18	**(9,202)**	(4,410)	**(9,069)**	(4,398)
US dollar trade and other payables	18	**(36,239)**	(6,877)	**(39,463)**	(7,945)

The following significant US dollar exchange rates applied during the financial periods:

	Average rate		Spot rate at balance sheet date	
	52 weeks ended 30 December 2007 $	52 weeks ended 31 December 2006 $	**2007 $**	2006 $
GBP 1:	**1.9984**	1.8262	**1.9930**	1.9589
EUR 1:	**1.3613**	1.2431	**1.4743**	1.3195

Interest rate risk

The Group and Company earn interest from bank deposits and they hold money market short-term deposits with highly credit rated financial institutions. During the year, the Group and Company have held cash on deposits with a range of maturities from one to twelve months. This can vary in view of changes in US and UK interest rates and the Group and Company's cash requirements.

The Group had no undrawn committed borrowing facilities as at 30 December 2007 (2006: $nil).

The Group and the Company's cash and cash equivalents are subject to floating interest rates. As the maturities of short-term deposits are less than one year, they are classified as floating rate financial assets.

19

Financial Instruments (continued)

Sensitivity analysis

At 30 December 2007, it is estimated that a general increase of one percentage point in interest rates would increase the Group's profit before tax by approximately $800,000 (2006: $800,000).

It is estimated that a general increase of one percentage point in the value of US dollars against other currencies would have increased the Group's profit before tax by approximately $500,000 for 52 weeks ended 30 December 2007 (2006: $400,000). There were no forward foreign exchange contracts in 2007 or 2006.

Credit risk

The Group has no significant concentrations of credit risk. The exposure to credit risk is mitigated by selling to a diverse range of customers and, where necessary, obtaining either letters of credit or payments in advance. In addition, credit insurance is taken out against the risk of default with the insurance policy excess of $0.2 million. The Group establishes a specific allowance for impairment if a loss is estimated in respect of trade and other receivables.

Counterparties for cash and short-term deposits are limited to financial institutions which have a high credit rating. The Group has policies that limit the amount of credit exposure to any financial institution.

Exposure to credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. Therefore the maximum exposure to credit risk at the reporting date was:

		Group		Company	
	Notes	2007 $000	2006 $000	2007 $000	2006 $000
Trade and other receivables	14	**34,496**	25,107	**34,340**	25,175
Cash and cash equivalents	15	**16,183**	47,077	**13,812**	46,932
Short-term deposits	15	**73,422**	52,348	**73,422**	52,348
		124,101	124,532	**121,574**	124,455

The maximum exposure to credit risk, if the Group and Company had no credit insurance, for trade receivables at the reporting date by geographical region was:

Group and Company	2007 $000	2006 $000
Japan	**2,209**	1,105
Asia Pacific	**21,018**	16,521
Americas	**1,326**	1,185
Europe and rest of world	**3,946**	2,155
	28,499	20,966

Impairment losses

The aged profile of trade receivables at the reporting date was:

Group and Company	Gross 2007 $000	Impairment 2007 $000	Gross 2006 $000	Impairment 2006 $000
Not past due	**17,376**	**-**	15,933	-
Past due 0 to 30 days	**10,183**	**-**	4,378	-
Past due 31 to 60 days	**606**	**-**	631	-
Past due 61 to 90 days	**202**	**-**	61	(32)
More than 90 days	**207**	**(75)**	38	(43)
	28,574	**(75)**	21,041	(75)

19

Financial Instruments (continued)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2007 $000	2006 $000
Balance at start of period	**75**	-
Impairment loss recognised	**-**	75
Balance at end of period	**75**	75

The allowance in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable is written off against the trade receivable directly.

Based on past experience, the Group believes that no further impairment allowance is necessary in respect of trade receivables which are past due.

Liquidity risk

As at 30 December 2007 the Group had cash and cash equivalents of $16,183,000 (2006: $47,077,000) and short-term deposits of $73,422,000 (2006: $52,348,000) .

Maturity analysis

There are amounts totalling $12.1 million (2006: $nil) included in non-trade payables which are interest-bearing financial liabilities. $6.7 million of these fall due within one year and $5.4 million in one to three years from the balance sheet date. These balances are the contingent consideration amounts, as at 30 December 2007, relating the acquisition of subsidiaries (note 8).

Fair values

The fair values of financial assets and financial liabilities together with the carrying amounts shown in the balance sheet are as follows:

Group	**Notes**	**Carrying amount 2007 $000**	**Fair value 2007 $000**	Carrying amount 2006 $000	Fair value 2006 $000
Trade and other receivables	14	**34,496**	**34,496**	25,107	25,107
Cash and cash equivalents	15	**16,183**	**16,183**	47,077	47,077
Short-term deposits	15	**73,422**	**73,422**	52,348	52,348
Trade and other payables	18	**(45,441)**	**(45,441)**	(11,287)	(11,287)
		78,660	**78,660**	113,245	113,245

Company	**Notes**	**Carrying amount 2007 $000**	**Fair value 2007 $000**	Carrying amount 2006 $000	Fair value 2006 $000
Trade and other receivables	14	**34,340**	**34,340**	25,175	25,175
Cash and cash equivalents	15	**13,812**	**13,812**	46,932	46,932
Short-term deposits	15	**73,422**	**73,422**	52,348	52,348
Trade and other payables	18	**(48,532)**	**(48,532)**	(12,343)	(12,343)
		73,042	**73,042**	112,112	112,112

19
Financial Instruments (continued)

The following section summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table above:

Trade and other receivables / payables

All trade and other receivables and payables, except for $5.4 million included in other payables (2006: $nil), have a remaining life of less than one year. The nominal amount is deemed to reflect the fair value.

20
Operating leases

Total non-cancellable operating lease rentals are payable as follows:

	Group		Company	
	2007 $000	2006 $000	2007 $000	2006 $000
Expiring in:				
Less than one year	**120**	87	**70**	87
Between one and five years	**1,739**	2,986	**1,476**	2,832
More than five years	**837**	-	**837**	-
	2,696	3,073	**2,383**	2,919

None of these leases includes contingent rentals.

During the 52 week period ended 30 December 2007, $1,424,000 was recognised as an expense in the income statement in respect of operating leases (2006: $788,000).

21
Capital Commitments

As at 30 December 2007, the Group had entered into contracts to purchase property, plant and equipment and to purchase computer software for $2,407,000 (2006: $2,439,000) which is expected to be settled in 2008.

22
Related parties

Identity of related parties

The Company has a related party relationship with its subsidiaries (see notes 11 and 23), with the employee share trusts (see notes 16 and 17) and with its directors.

Transactions with key management personnel

Directors of the Company and their immediate relatives control 7.01% per cent of the voting ordinary shares of the Company. Information regarding the directors' shareholdings and share options is contained in the Directors' Remuneration Report on pages 39 to 50.

In addition to their salaries, the Group and Company also provide non-cash benefits to executive directors and contribute to a defined benefit pension plan or a defined contribution pension plan on their behalf. The executive directors also participate in the Group's share option schemes and other long term incentive plans (see note 17). Details of the directors' remuneration is contained in the Directors' Remuneration Report on pages 39 to 50.

Other related party transactions

During the 52 week period ended 30 December 2007, subsidiaries earned commission income from the Company of $4,374,000 (2006: $4,402,000) and the Company provided management services to the subsidiaries totalling $2.6 million (2006: $2 million). During the period ended 30 December 2007, a subsidiary assigned and / or licensed certain intellectual property rights to the Company for a total consideration of $2,525,000. As at 30 December 2007 the Company owed the subsidiaries $3,265,000 (2006: $1,068,000) and $348,000 was owed by the subsidiaries (2006: $97,000 owed by the subsidiaries). No dividends were received from the subsidiaries in 2007 or in 2006.

There are two employee share trusts: The Wolfson Microelectronics No.1 Employees Share Trust and The Wolfson Microelectronics No. 2 Employees Share Trust. During 2007 these trusts received loans from the Company totalling $28,726,000 (2006: $5,887,000) and as at 30 December 2007, $32,388,000 loans were outstanding (2006: $3,662,000). During the 52 week period ended 30 December 2007, the trusts purchased a total of 5,038,858 of the Company's ordinary shares (2006: 543,368 shares) for the purposes of fulfilling awards under The Wolfson Microelectronics 2006 Performance Share Plan, The Wolfson Microelectronics Group Executive Shared Ownership Plan and to satisfy share option awards (note 17).

23
Group Entities

Significant subsidiaries	Notes	Country of incorporation	Principal activity (as at 30 December 2007)	Ownership interest 2007 %	Ownership interest 2006 %
Wolfson Microelectronics, Inc.	11	United States of America	Sales agency	100	100
Wolfson Microelectronics Pte. Ltd	11	Singapore	Sales agency	100	100
Oligon Limited	8, 11	Scotland	Dormant	100	-
Sonaptic Limited	8, 11	England	Research & development	100	-

Sonaptic Limited has three wholly owned subsidiaries: Sonaptic, Inc. (incorporated in the United States of America); Sonaptic KK (incorporated in Japan); and Sonaptic Korea Limited (incorporated in South Korea). The principal activity of each of these companies is sales agency.

All of these companies are included in the consolidated financial statements of Wolfson Microelectronics plc from the date on which control commenced.

24
Accounting estimates and judgements

The Board considered the relevance, selection, implications and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates.

The criteria for assessing the accounting for development expenditure are set out in the accounting policy at note 1(f) (ii).

Key sources of estimation uncertainty

Employee post-employment benefits – defined benefit pensions

The determination of the Group's obligations and expense for defined benefit pensions is dependent on the selection, by the Board of Directors, of assumptions used by the pension scheme actuary in calculating these amounts. The assumptions applied are described in note 17 and include, amongst others: discount rate; expected return on plan assets; rates of increase in salaries; and mortality rates. While the directors consider that the assumptions are appropriate, significant differences in the actual experience or significant changes in assumptions may materially affect the amount of the Group's future pension obligations, actuarial gains and losses included in the statement of recognised income and expense in future years and the future personnel expenses. The carrying amount of the liability for defined benefit obligations as at 30 December 2007 is shown in note 17.

Share-based payments

The Group's share-based payments expense is based on the fair value of the share-based awards. The estimation of the fair values for share-based payments is dependent, in respect of share options and ExSOP awards, on the selection by the Board of Directors of assumptions applied in the valuation model. The assumptions applied are described in note 17 and include, amongst others: expected volatility; the weighted average expected life of the instruments; and the risk free rate. While the directors consider that the assumptions are appropriate, changes in these assumptions may materially affect the amount of the expense recognised for share-based payments. The share-based payments expense recognised in the 52 weeks ended 30 December 2007 is shown in note 17.

Inventories

Inventories are stated at the lower of cost and net realisable value. Some items included in inventories are written down to their net realisable value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, then inventory may be required to be written down by additional amounts. The carrying amount of inventories as at 30 December 2007 is shown in note 13.

Impairment testing for cash-generating units containing goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1 (k). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates for the timing and amount of projected cash flows (note 10). The carrying amount of goodwill as at 30 December 2007 is shown in note 10.

Principal Bankers

The Royal Bank of Scotland plc

36 St Andrew Square
Edinburgh
EH2 2YB

Auditors

KPMG Audit Plc

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG

Legal Advisers

Heller Ehrman (Europe) LLP

Condor House
10 St Paul's Churchyard
London
EC4M 8AL

Shepherd & Wedderburn WS

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

Registrar

Equiniti Limited

Aspect House
Spencer Road
Lancing
BN99 6ZR

Equiniti offers a portfolio service which gives shareholders online access to more information on their investments including balance movements and indicative share prices. See **www.shareview.co.uk** for further details.

For UK shareholders wishing to deal in their shares in Wolfson Microelectronics plc, one option is to use an internet and telephone dealing service available through Equiniti Limited. At the time of printing, commission on internet dealing is 0.5% with a minimum charge of £15.00. The maximum online trade size is £25,000 for sales and £20,000 for purchases. Commission on telephone dealing is 1% on trade sizes of up to £50,000 and 0.2% on any balance over £50,000 with a minimum charge of £25.00. For internet sales, log on to **www.shareview.co.uk/dealing**. For telephone sales, call *0871 384 2020 between 8.30 a.m. and 4.30 p.m. Monday to Friday. You will need your shareholder reference number shown on your share certificate.

*Calls to this number are charged at 8 pence per minute from a BT landline. Other telephony providers' costs may vary.

Contact details

Registered Office:

Wolfson Microelectronics plc

Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom

Tel: +44 131 272 7000
Fax: +44 131 272 7001

Registered Number SC089839

Japan

Wolfson Microelectronics plc

23F Sky Building
2-19-12 Takashima
Nishi-ku
Yokohama 220-0011
Japan

Wolfson Microelectronics plc

6F Honmachi Executive Office,
3-5-3 Minami-Honmachi
Chuo-ku
Osaka 541-0054
Japan

North America

Wolfson Microelectronics, Inc.

16875 West Bernardo Drive
Suite 280
San Diego
CA 92127
USA

Wolfson Microelectronics, Inc.

245 First Street
Suite 1800
Cambridge
MA 02142
USA

Asia Pacific

Taiwan

Wolfson Microelectronics plc

2F, No. 39, Alley 20
Lane 407, Sec. 2
Tiding Boulevard
NeiHu District
114 Taipei
Taiwan

Korea

Wolfson Microelectronics plc

#502, Deokheung Building
1328-10, Seocho-Dong,
Seocho-Gu
Seoul 137-858
South Korea

China

Wolfson Microelectronics plc

Room 1911
Cyber Times Tower A
Tianan Cyber Park
Futian District
Shenzhen
China

Wolfson Microelectronics plc

6E, Crystal Century Tower
No. 567, Wei Hai Road
Shanghai 200041
China

Singapore

Wolfson Microelectronics Pte Ltd

371 Beach Road
Keypoint #12-05
Singapore 199597

eNews

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Regulatory Announcement

Go to market news section

RECEIVED

2008 MAY 20 P 1:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Block Listing 6 mnthly return
Released	16:41 18-Apr-08
Number	6970S

RNS Number:6970S
Wolfson Microelectronics PLC
18 April 2008

SEC Mail Processing Section

MAY 20 2008

Washington, DC
100

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 18 April 2008

Name of applicant:	Wolfson Microelectronics plc
Name of scheme:	1995 Wolfson Microelectronics plc First Executive Share Option Scheme, 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme, 2001 Wolfson Microelectronics plc Enterprise Management Incentive Scheme, 2003 Wolfson Microelectronics plc Executive Share Option Scheme A, 2003 Wolfson Microelectronics plc Executive Share Option Scheme B, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme A, 2003 Wolfson Microelectronics plc All Employee Share Option Scheme B

Period of return: From: 17 October 2007 To: 16 April 2008

Balance of unallotted securities under scheme(s) from previous return:	5,493,290
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil
Less: Number of securities issued/ allotted under scheme(s) during period (see LR3.5.7G):	1995 Wolfson Microelectronics plc First Executive Share Option Scheme: Nil 1995 Wolfson Microelectronics plc Second Executive Share Option Scheme: Nil 2001 Wolfson Microelectronics plc

Enterprise Management Incentive Scheme: 21,000
2003 Wolfson Microelectronics plc Executive Share Option Scheme A: 14,669
2003 Wolfson Microelectronics plc Executive Share Option Scheme B: 58,803
2003 Wolfson Microelectronics plc All Employee Share Option Scheme A: 19,855
2003 Wolfson Microelectronics plc All Employee Share Option Scheme B: 7,564
Total: 121,891

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 5,371,399

Name of contact: Mark Cubitt

Telephone number of contact: 0131 272 7000

SIGNED BY Mark Cubitt
Director
for and on behalf of
Wolfson Microelectronics plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	1st Quarter Results
Released	07:01 24-Apr-08
Number	9990S

RNS Number:9990S
Wolfson Microelectronics PLC
24 April 2008

24 April 2008

WOLFSON MICROELECTRONICS plc

Results for the quarter ended 30th March 2008

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the first quarter ended 30 March 2008.

First quarter financial highlights:

- Revenue up 15% to $46.4m (Q1 2007: $40.2m)
- Gross margin of 52.0% (Q1 2007: 52.9%) (Q4 2007: 52.0%)
- Adjusted operating profit* up 13% to $3.7m (Q1 2007: $3.3m)
- Operating profit of $2.4m (Q1 2007: $3.2m)
- Adjusted fully diluted earnings per share** of 2.62 cents (Q1 2007: 2.65 cents)
- Diluted earnings per share of 1.86 cents (Q1 2007: 2.61 cents)
- Continued focus on management of overheads: $19.6m excluding non-cash charges, representing a decline of 9% on Q4 2007
- Net cash balance at 30 March 2008 of $81.2m

First quarter operational highlights:

- Wolfson continues to broaden and balance its customer and application base
  - Mobile handset revenue up 10% on Q1 2007, representing 20% of total Group revenue with continued positive momentum from smart phones
  - Revenue from non Portable Media Player (PMP) applications up 32% on Q1 2007, accounting for 89% of Group revenue
  - Broader balance across top 5 customers - no one customer accounted for more than 11% of total Group revenue
  - Excellent revenue growth from digital still cameras, headset, gaming and automotive applications
- Continuing positive progress with AudioPlusTM products and technologies
  - Launched three new Smart Power products targeted at the portable market, including a second power management solution for mobile handsets, the WM8400
  - Ongoing design win success in high-end consumer audio solutions with our Pure Sound flagship product, the WM8741
  - Wolfson AudioPlusTM active noise cancellation (ANC) discrete technology product selected by Audio-Technica
  - Solid progress on first chip implementing MEMS technology for silicon microphone products
  - Won the 2008 Editor's Choice Award from US magazine, Portable Design, with WM8350 cited as "best audio IC" product of the year
- Excellent design win momentum across multiple market segments: number of wins across Tier 1 customers up 65% on Q1 2007

Outlook

- Current order backlog in line with normal seasonal consumer demand trends and management expectations
- Second quarter revenues forecast to be in the range of $51m-$56m, representing growth of 3-13% on Q2 2007, having taken into account lower expectations for PMP and portable navigation devices (PNDs)
- Gross margins expected to remain stable at around 52%

*Adjusted operating profit excludes the impact of acquired intangible asset amortisation
** Adjusted fully diluted earnings per share represents the profit after tax, adding back amortisation of acquired intangible assets net of the estimated tax impact of such cost, divided by the number of diluted shares in issue.

Commenting on the results Dave Shrigley, Chief Executive Officer of Wolfson, said: "We are pleased to have delivered a solid performance in the first quarter of 2008, with revenues in line with our earlier guidance and an operating profit that benefited from our continued focus on overhead management. In particular, revenue growth from applications other than PMP was strong, up 32% on Q1 2007, highlighting the significant progress made in broadening and balancing our customer base and exposure across application areas.

Trading remains encouraging and we are continuing to achieve strong design win momentum from both existing and new customers. Wolfson is on course to achieve solid progress this year, through focused execution of our AudioPlusTM strategy, a broadening of our revenue base across customers and applications, and conservative management of the business in the light of challenging industry and economic conditions. As a result, we remain confident of delivering another year of revenue growth."

Enquiries:

Wolfson Microelectronics
Dave Shrigley, Chief Executive 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

Dave Shrigley, CEO and Mark Cubitt, Finance Director, will be hosting a conference call for investors and analysts at 0900 GMT. UK Dial-in +44 203 3023 4494; US Dial-in +1 866 966 5335. The conference call can also be heard LIVE from 0900 GMT via www.wolfsonmicro.com/investor or www.streetevents.com
Replay of conference call available from 1030 GMT: on +44 (0)20 8196 1998 or +1 866 583 1035 Access Pin 606587#.

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Overview

Wolfson is pleased to report first quarter revenues within its previously forecast range. First quarter revenues increased by 15% to $46.4m (Q1 2007: $40.2m) as a result of growth across a range of application areas. In particular, the Company achieved excellent revenue growth from non-PMP applications, up 32% on Q1 2007.

Wolfson continues to achieve a high level of design wins with both existing and new customers, as well as making further inroads into new applications, and has continued to achieve a greater balance of revenues across its end application markets and customer base in the quarter. The top 10 customers accounted for 57% of revenues in the quarter, compared to 59% in Q1 2007, with the largest end customer accounting for only 11%. The largest application area in the quarter was handsets, which accounted for 20% of revenue. The Wolfson AudioPlusTM strategy will enable the Company to continue to broaden and strengthen its customer base and balance its exposure across application areas.

Gross margin at 52.0% was consistent with the level reported in Q4 2007, but was lower than Q1 2007 due to the continuing impact of high gold prices more than offsetting an otherwise improving trend. Overheads excluding non-cash charges, amortisation of acquired intangible assets and share-based compensation charges amounted to $19.6m compared to $21.6m in Q4 2007, reflecting mainly seasonality and tight cost control.

Adjusted operating profit, which excludes amortisation of acquired intangibles, increased by 13% to $3.7m (Q1 2007: $3.3m). The Company's financial performance is summarised below.

	Q1 2008		Q1 2007		Q4 2007	
	$m	% revs	$m	% revs	$m	% revs
Revenues	46.4		40.2		71.6	
Gross profit	24.1	52.0%	21.2	52.9%	37.3	52.0%
Overheads						
Research & development	(9.8)	21%	(8.4)	21%	(10.9)	15%
Distribution & selling	(6.4)	14%	(4.9)	12%	(7.1)	10%
Administration	(3.4)	7%	(2.9)	7%	(3.6)	5%
Share based compensation	(0.8)	2%	(1.7)	4%	(1.4)	2%
Adjusted operating profit	3.7	8%	3.3	8%	14.3	20%
Amortisation charges	(1.3)	3%	(0.1)	-	(1.3)	2%
Operating profit	2.4	5%	3.2	8%	13.0	18%
Net interest income	0.7	2%	1.1	3%	0.6	1%
Profit before tax	3.1	7%	4.3	11%	13.6	19%
Income tax	(0.9)		(1.2)		(3.7)	
Profit after tax	2.2	5%	3.1	8%	9.9	14%
Diluted earnings per share (IFRS basis)(cents)	1.9		2.6		8.4	
Adjusted diluted earnings per share(cents)	2.6		2.7		9.2	

Operational review

Portable

The portable segment remains Wolfson's largest business segment, and accounted for 75% of Group revenues in Q1 2008 (Q1 2007: 72%). Revenues in this segment increased by 21% to $34.9m (Q1 2007: $28.8m).

Sales into multimedia handsets increased 10% compared to Q1 2007 and accounted for 20% of Group revenues in the quarter. The Company continued to benefit from its market position in high end, feature differentiated handsets, particularly with the leading Korean handset vendors, and its relationship with a high profile US Tier 1 customer in this application space.

Sales into portable navigation devices (PNDs), which represented 16% of Group revenues in the quarter, also performed strongly, growing 34% compared to Q1 2007. However, based on current order levels, revenue from PND applications is expected to reduce from this level in Q2 2008.

Sales into PMP, representing 11% of Group revenues in the quarter, declined 46% on Q1 2007. This was anticipated in Wolfson's Q1 guidance, though orders in this application area continued to weaken during the quarter more than initially expected. The lacklustre sales from this application area in Q1 2008 reflect both seasonality and the reduction in orders on the part of a number of our customers to take account of their inventory build-up after the strong seasonal demand seen in Q4 2007. This inventory build-up is also impacting on current order backlog and has been factored into the Q2 2008 guidance given today.

Sales into digital still cameras (DSC), representing 9% of Group revenues in the quarter, nearly trebled compared to Q1 2007. The Company continues to benefit from strong sales of digital still cameras, particularly in Japan where it supplies several leading brands.

Other application areas that performed strongly in the portable segment in Q1 2008 included portable gaming, headsets and PDAs.

Consumer Audio and Imaging

Revenues in the consumer audio segment, where Wolfson's semiconductors are typically used in mains-powered electronics goods, were $7.4m in the quarter, up 10% on Q1 2007 ($6.7m).

Flat panel TV and set top boxes together accounted for 8% of Group revenues in the quarter, and increased 8% on Q1 2007. Wolfson also saw excellent growth from video games consoles, albeit from a low base in Q1 2007, while revenues from automotive doubled compared to Q1 2007, and represented nearly 4% of Group revenues in the quarter.

Wolfson's products continue to be used in some of the world's ultra high-end mains powered consumer audio hi-fi's, as evidenced for example by the second selection by Linn of Wolfson's WM8741.

First quarter revenues in the imaging segment, where Wolfson's products are incorporated into a wide range of multifunction peripherals, amounted to $4.1m (Q1 2007: $4.7m). Recent design wins in this area should help in returning this segment to growth in the coming quarters.

Wolfson AudioPlusTM Product Update

We continue to make steady progress with Wolfson AudioPlusTM products and technologies with material benefits expected to emerge during 2008. During the quarter, strong design win traction continued across both existing and newly launched products, with the number of design wins in Q1 2008 from Tier 1 customers up 65% on Q1 2007.

Wolfson's first integrated AudioPlusTM Smart Power product (the WM8350), which was launched in Q4 2007, won the 2008 Editor's Choice Award from US magazine Portable Design for "best audio IC" product of the year. Each year the magazine singles out for recognition new products that it considers to be the most innovative, and this award was positive validation of our AudioPlusTM strategy and mixed-signal expertise.

Three Smart Power products targeted at the portable market were launched in the quarter. These included our second power management solution, the WM8400, which is a highly integrated audio CODEC and power management unit providing a cost-effective companion solution for mobile multimedia applications processors in mobile handsets applications. The WM8400 was rapidly selected by Mtekvision, a Korean manufacturer of multimedia processors and IC solutions for mobile and portable devices, to support its Tiger 7 processor.

Also launched were the WM9001, a powerful class AB/D speaker driver providing exceptional audio performance and enhanced flexibility for mobile handsets, media players and portable navigation devices, and the WM8900, an ultra low power multimedia CODEC with Class G headphone amplifier, designed to extend battery life in portable multimedia applications.

We also achieved ongoing design win success in high-end audio solutions. The Pure Sound flagship high performance DAC, the WM8741, achieved multiple design wins, including a second win with Linn in its new Akurate DS hi-fi music system.

Wolfson's first Enhanced Soundware chip, utilising active noise cancellation micro-acoustic technology, remains on track for initial sampling in mid-2008. Wolfson's inaugural Enhanced Soundware discrete product, a software active noise cancellation solution arising from the Sonaptic acquisition, has been selected by Audio-Technica, a Japanese headset vendor, for its in ear headphones, the Quiet PointTM ATH-ANC3. These headphones have now been launched world-wide.

Development of the first chip implementation using MEMS technology for silicon microphone-related products for portable and consumer device applications is nearing completion, with initial revenues anticipated in the second half of 2008.

Financial review

Income statement

Revenue in Q1 2008 was $46.4m, representing 15% year on year growth (Q1 2007: $40.2m). In line with previous guidance, revenues declined 35% on Q4 2007 reflecting seasonality and certain industry inventory issues (particularly in the PMP area) and prevailing market conditions (Q4 2007: $71.6m). Excluding PMP, revenue growth on Q1 2007 was 32% and the decline on Q4 2007 was 21%.

Gross profit was $24.1m compared to $21.2m in Q1 2007 and $37.3m in Q4 2007. Gross margin was 52.0%, in line with Q4 2007, but down from the 52.9% reported in Q1 2007. This reduction is primarily due to higher gold prices which continued to impact on cost of sales, and have had the effect of reducing margins in the quarter by approximately 150 basis points relative to Q1 2007, thereby more than offsetting an otherwise improving trend.

Research and development expenditure, excluding amortisation and share-based compensation charges, at $9.8m, or 21% of revenues, was lower in absolute terms than the costs incurred in Q4 2007 ($10.9m), mainly reflecting timing of external spend on projects.

Distribution and selling expenses, excluding share-based compensation charges, at $6.4m or 14% of revenues, reduced by 10% on Q4 2007, reflecting the lower trading activity in the quarter and certain one-off costs experienced in Q4 2007. Administration expenses, excluding amortisation and share-based compensation charges, also reduced by 6% from Q4 2007, due to good cost control.

Share-based compensation charges, calculated in accordance with IFRS 2, amounted to $0.8m which compared favourably to the charges incurred in Q4 2007 ($1.4m) and in Q1 2007 ($1.7m). This is mainly due to a reduction in the amount and in the timing of share awards to staff. For the remainder of 2008 the quarterly charge for share based compensation is expected to increase to around $1.3m.

The average US dollar to sterling rate for the quarter was $1.965/£1 compared to $2.031/£1 for Q4 2007, and was a positive factor contributing to the improved overheads relative to Q4 2007. It is estimated that every 1 cent increase in the US dollar / sterling exchange rate has the effect of reducing the Group's operating profit by $260,000 on an annualised basis.

Adjusted operating profit was $3.7m, up 13% on Q1 2007 (Q1 2007: $3.3m). Adjusted operating margin was 8.0% compared to 8.1% in Q1 2007.

Amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounted to $1.3m in Q1 2008 (Q1 2007: $0.1m). The quarterly charge will remain at around this level throughout 2008.

Net financing income was $0.7m in the quarter compared with $1.1m in Q1 2007. The non-cash finance expense of $0.5m in the quarter (Q1 2007: $0.3m) relates to the net interest expense on the Group's defined benefit pension scheme obligation, and a charge relating to notional interest on the discounted deferred consideration on the acquisitions. The reduction in interest income reflects both the lower cash balances and lower US dollar interest rates on deposits.

The effective rate of tax in the quarter was 28% (Q1 2007 and Q4 2007: 27%). The effective rate of tax increased on Q4 2007 driven by the lack of deferred tax relief available on share options that had exercise prices in excess of the share price at 30 March 2008. The effective rate of tax is favourably affected by the availability of tax allowances on research and development expenditure.

Cashflow and Balance Sheet

Cash and short-term deposits amounted to $81.2m at 30 March 2008 compared to $89.6m at 30 December 2007 and $103.3m at 1 April 2007.

Net cash outflow from operating activities was $3.3m in Q1 2008 compared to an inflow of $17.4m in Q1 2007. This outflow reflects a reduction in trade payables and trade receivables in line with normal seasonality. Inventory levels at 30 March 2008 are higher than targeted due to the reported weakness in sales in the PMP area in Q1 2008, as noted above, and because such weakness is forecast to continue to impact Q2 2008. However, the majority of inventory is held at the wafer level and so can be redirected towards other products. It is expected that Group inventory levels will return to a normal seasonal pattern as we move through the year. The large cash outflow of $10.5m in Q1 2008 in respect of trade payables reflects the timing of payment on trade and other payables compared to the timing of payment at the end of the 2007 financial year.

Inventory days were 113 at 30 March 2008 which compared to 96 days at 1 April 2007 and 69 days at 30 December 2007. It is expected that inventory days will return to an average of 80 - 90 days as we move through the year. Trade receivable days were 45 at 30 March 2008 which compared to 42 days at 1 April

2007 and 43 days at 30 December 2007. Days purchases was 54 at 30 March 2008 which compared to 70 days at 1 April 2007 and 62 days at 30 December 2007.

During the quarter, $1.2m of deferred consideration was paid in connection with the delivery of certain milestones on the Oligon acquisition.

Cash outflow on capital expenditure in the quarter amounted to $3.0m compared to $1.3m for the same period in 2007, and represented spend on plant and machinery primarily in connection with our True Mic project, together with investment in computer hardware and software including spend on licences for evaluation and design purposes.

Outlook

Trading at Wolfson remains encouraging and in line with management's expectations, with the Company continuing to achieve strong design win momentum from both existing and new customers.

In the second quarter, Wolfson anticipates continued growth as a result of increasing sales within its broad portfolio more than offsetting weakness within a couple of its application areas. Revenues in the second quarter are forecast to be in the range of $51m-$56m representing growth of 3%-13% over the second quarter of 2007. Gross margins are expected to remain stable at around 52%.

Looking further out, Wolfson is on course to achieve solid progress this year, through focused execution of the AudioPlusTM strategy, a broadening of the revenue base across customers and applications, and conservative management of the business in the light of challenging industry and economic conditions. As a result the Company remains confident of delivering another year of revenue growth.

Consolidated income statement
For the period from 31 December 2007 to 30 March 2008

	Notes	Q1 2008 Period from 31 December 2007 to 30 March 2008 (Unaudited) $'000	Q1 2007 Period from 1 January 2007 to 1 April 2007 (Unaudited) $'000	Q4 2007 Period from 1 October 2007 to 30 December 2007 (Unaudited) $'000
Revenue		46,382	40,164	71,624
Cost of sales		(22,286)	(18,933)	(34,362)
Gross profit		24,096	21,231	37,262
Distribution and selling costs		(6,684)	(5,511)	(7,617)
Research and development expenses		(11,451)	(9,179)	(12,796)
Administrative expenses		(3,523)	(3,357)	(3,896)
Operating profit		2,438	3,184	12,953
Financial income		1,164	1,457	1,452
Financial expense		(516)	(315)	(785)
Net financing income		648	1,142	667
Profit before tax		3,086	4,326	13,620
Income tax expense	2	(872)	(1,220)	(3,677)
Profit for the period		2,214	3,106	9,943
Basic earnings per share (cents)	3	1.87	2.65	8.41
Diluted earnings per	3			

share (cents)	1.86	2.61	8.35

Consolidated statement of recognised income and expense
For the period from 31 December 2007 to 30 March 2008

	Q1 2008 Period from 31 December 2007 to 30 March 2008 (Unaudited) $'000	Q1 2007 Period from 1 January 2007 to 1 April 2007 (Unaudited) $'000	Q4 2007 Period from 1 October 2007 to 30 December 2007 (Unaudited) $'000
Actuarial gain / (loss) on net defined benefit obligations	-	2,104	(882)
Deferred tax on net defined benefit obligations recognised in equity	-	(664)	318
Foreign currency translation differences for foreign operations	-	-	60
Net income / (expense) recognised directly in equity	-	1,440	(504)
Profit for the period	2,214	3,106	9,943
Total recognised income and expense for the period	2,214	4,546	9,439

Consolidated balance sheet
As at 30 March 2008

	Note	As at 30 March 2008 (Unaudited) $'000	As at 1 April 2007 (Unaudited) $'000	As at 30 December 2007 (Audited) $'000
Assets				
Property, plant and equipment		37,336	30,629	37,289
Intangible assets		45,011	6,089	46,038
Deferred tax assets		-	3,318	-
Total non-current assets		82,347	40,036	83,327
Inventories		28,736	20,492	25,548
Trade and other receivables		31,099	24,871	34,496
Short-term deposits		73,844	67,012	73,422
Cash and cash equivalents		7,323	36,283	16,183
Total current assets		141,002	148,658	149,649
Total assets		223,349	188,694	232,976
Equity				
Issued capital		198	196	198
Share premium account		58,788	56,445	58,774
Capital redemption reserve		497	497	497
Retained earnings		116,772	101,228	114,399
Total equity attributable to equity holders of the parent	4	176,255	158,366	173,868
Liabilities				
Employee benefits		4,008	8,344	3,918
Deferred tax liabilities		6,341	-	5,991
Trade and other payables		4,129	470	5,398

Total non-current liabilities	14,478	8,814	15,307
Income tax payable	3,412	1,143	3,758
Trade and other payables	29,204	20,371	40,043
Total current liabilities	32,616	21,514	43,801
Total liabilities	47,094	30,328	59,108
Total equity and liabilities	223,349	188,694	232,976

Consolidated statement of cash flows	Q1 2008	Q1 2007	Q4 2007
For the period from 31 December 2007 to 30 March 2008	Period from 31 December 2007 to 30 March 2008 (Unaudited)	Period from 1 January 2007 to 1 April 2007 (Unaudited)	Period from 1 October 2007 to 30 December 2007 (Unaudited)
Cash flows from operating activities	$'000	$'000	$'000
Profit for the period	2,214	3,106	9,943
Adjustments for:			
Depreciation and amortisation	3,573	1,991	3,531
Foreign exchange (gains) / losses	(207)	63	(92)
Net financing income	(648)	(1,142)	(667)
Equity-settled share-based payment expenses	848	1,729	1,390
Income tax expense	872	1,220	3,677
	6,652	6,967	17,782
(Increase) / decrease in inventories	(3,188)	1,844	(1,136)
Decrease in trade and other receivables	3,694	651	5,897
(Decrease) / increase in trade and other payables	(10,484)	7,867	533
Increase / (decrease) in provisions & employee benefits	12	61	(2,603)
Cash (used in) / generated from the operations	(3,314)	17,390	20,473
Income taxes paid	(1,574)	(560)	(3,688)
Net cash (outflow) / inflow from operating activities	(4,888)	16,830	16,785
Cash flows from investing activities			
Interest received	623	820	1,705
Acquisition of property, plant and equipment and intangible assets	(2,973)	(1,252)	(6,645)
Acquisition of subsidiaries, net of cash acquired	-	(3,243)	(2,275)
Deferred consideration paid for acquisition of subsidiary in prior year	(1,233)	-	-
Amounts placed on short-term deposits	(422)	(14,664)	(9,576)
Net cash outflow from investing activities	(4,005)	(18,339)	(16,791)
Cash flows from financing activities			
Proceeds from the issue of share capital	14	622	392
Net purchase of own shares held under trus	-	(9,828)	89
Interest paid	(30)	(10)	(9)
Net cash (outflow) /inflow from financing activities	(16)	(9,216)	472
Net (decrease) / increase in cash			

and cash equivalents	(8,909)	(10,725)	466
Cash and cash equivalents at start of period	16,183	47,077	15,755
Effect of exchange rate fluctuations on cash held	49	(69)	(38)
Cash and cash equivalents at end of period	7,323	36,283	16,183
Cash and cash equivalents at end of period	7,323	36,283	16,183
Short-term deposits at end of period	73,844	67,012	73,422
Total cash and short-term deposits at end of period	81,167	103,295	89,605

Notes to the quarter one 2008 financial information

1. Basis of preparation

The financial information set out above contains the financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the period from 31 December 2007 to 30 March 2008. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The financial information is prepared on the historical cost basis and is presented in US Dollars, rounded to the nearest thousand.

The financial information set out above does not constitute the Company's statutory accounts. Statutory accounts for the 52-week period ended 30 December 2007, which were prepared under International Financial Reporting Standards (" IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The financial information for the Group for quarter 1 2008 and previous quarters, as shown, has been prepared in accordance with the accounting policies as set out in Note 1 to the consolidated financial statements in the Annual Report and Accounts for the 52-week period ended 30 December 2007. There is no actuarial gain or loss recognised for the period ended 30 March 2008 as the Company has not updated the actuarial valuation of the defined benefit pension scheme, for accounting purposes, as at 30 March 2008.

A copy of this press release is available on the Company's website at www.wolfsonmicro.com.

2. Income tax expense

The income tax expense for the period ended 30 March 2008 reflects the estimated total effective tax rate on profit before taxation for the Group of approximately 28% for the 52-week period ending 28 December 2008. This reflects the UK corporation tax rate applicable for that 52-week period of 28.5% as reduced by tax allowances on research and development expenditure. The total estimated effective tax rate has, however, been adversely affected by the calculation of deferred tax on unexercised share options at the period end and related share based payments charged in the period.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

3. Earnings per share

	Q1 2008 Period from 31 December 2007 to 30 March 2008	Q1 2007 Period from 1 January 2007 to 1 April 2007	Q4 2007 Period from 1 October 2007 to 30 December 2007

	$000	$000	$000
Profit for the period attributable to equity shareholders (basic and diluted)	2,214	3,106	9,943
Amortisation of acquired intangible assets*	903	54	951
Adjusted profit for the period attributable to equity shareholders (basic and diluted)	3,117	3,160	10,894
	cents	cents	cents
Basic earnings per share	1.87	2.65	8.41
Diluted earnings per share	1.86	2.61	8.35
Adjusted basic earnings per share	2.64	2.70	9.21
Adjusted diluted earnings per share	2.62	2.65	9.15

* After the estimated tax impact of this charge

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

3. Earnings per share (continued)

	Q1 2008 Period from 31 December 2007 to 30 March 2008 No. of shares	Q1 2007 Period from 1 January 2007 to 1 April 2007 No. of shares	Q4 2007 Period from 1 October 2007 to 30 December 2007 No. of shares
Issued ordinary shares at start of period	118,276,980	117,082,873	118,173,089
Effect of shares issued during the period from exercise of employee share options	5,934	90,256	60,509
Weighted average number of ordinary shares at end of period - for basic earnings per share	118,282,914	117,173,129	118,233,598
Effect of share options in issue	569,047	1,940,473	860,209
Weighted average number of ordinary shares at end of period - for diluted earnings per share	118,851,961	119,113,602	119,093,807

4. Reconciliation of movement in capital and reserves

	Share capital	Share premium	Capital redemption reserve	Retained earnings	Total equity
	$000	$000	$000	$000	$000
Balance at 31 December 2007	198	58,774	497	114,399	173,868
Total recognised income and expense	-	-	-	2,214	2,214
Equity settled transactions					

including deferred tax effect	-	-		159	159
Share options exercised by employees	-	14	-	-	14
Balance at 30 March 2008	198	58,788	497	116,772	176,255

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	10:49 25-Apr-08
Number	1267T

RNS Number:1267T
Wolfson Microelectronics PLC
25 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.4R(1)(a); or (ii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.4 R(1) (a)

3. Name of person discharging managerial responsibilities/director
BARRY MICHAEL ROSE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BARRY MICHAEL ROSE

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

15,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction

£1.36 PER SHARE

14. Date and place of transaction

25 APRIL 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

38,809 ORDINARY SHARES REPRESENTING 0.03% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

25 APRIL 2008

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK CUBITT - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Mark Cubitt, Company Secretary ______________________________

Date of notification : 25 APRIL 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting Rights
Released	11:59 30-Apr-08
Number	4527T

RNS Number:4527T
Wolfson Microelectronics PLC
30 April 2008

Edinburgh, 30 April 2008

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,294,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,294,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	08:36 01-May-08
Number	5398T

RNS Number:5398T
Wolfson Microelectronics PLC
01 May 2008

Edinburgh, 1 May 2008

Wolfson Microelectronics plc ("the Company")

Notification of grant of share awards to directors and other persons discharging managerial responsibility ("PDMRs")

Contingent share awards

On 30 April 2008, in accordance with The Wolfson Microelectronics plc Performance Share Plan ("the PSP"), the Company made contingent share awards to the directors and other PDMRs as detailed below. The shares awarded are ordinary shares of 0.1 pence each in the Company. No payment was made in respect of the grant of awards.

Name	No. ordinary shares
DA Shrigley	176,470
M Cubitt	123,529
A Banham	120,000
N Edington	98,823

Each of the awards will normally vest following the end of a three year performance period ending 31 December 2010 and then only to the extent that the defined performance conditions have been achieved. For this reason, the awards will not be aggregated with existing shareholdings of the above-mentioned directors and other PDMRs unless and until the awards vest.

The total number of ordinary shares in which each of the above executive directors and other PDMRs holds a beneficial interest is:

Name	No. ordinary shares, excluding shares held pursuant to the PSP	% of issued share capital
DA Shrigley	93,655	0.08
M Cubitt	95,707*	0.08
A Banham	155,034*	0.13
N Edington	48,342*	0.04

* The number of 0.1 pence ordinary shares includes those held by way of joint beneficial ownership: M Cubitt 40,707 shares; A Banham 138,793 shares; and N Edington 48,342 shares. The registered shareholder of the shares is RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust) and the beneficial interest is held jointly by the individual and RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust). The interests in these

ordinary shares are subject to the terms of an agreement in the form set out in The Wolfson Microelectronics plc Executive Shared Ownership Plan ("the ExSOP") between (1) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 1 Employees Share Trust), (2) the individual and (3) RBC cees Trustee Limited (in its capacity as trustee of The Wolfson Microelectronics No. 2 Employees Share Trust).

The Company was notified of the transactions on 30 April 2008.

Changes in interests of directors in shares held by The Wolfson Microelectronics No. 1 Employees Share Trust ("the No.1 Trust")

On 30 April 2008, the Company was notified by RBC cees Trustee Limited (in its capacity as trustee of the No. 1 Trust) that on 30 April 2008 it had made certain awards under The Wolfson Microelectronics plc Performance Share Plan ("PSP") to the Company's executive directors and other senior managers. As a result of the making of these awards, the executive directors' potential interests in the ordinary shares held by the No.1 Trust has changed, with no consideration passing to or from the executive directors as a result, as follows:

Each executive director is interested as the holder of awards under the PSP, and in the case of DA Shrigley under a deferred share award, in the following numbers of shares:

Name	Interest prior to PSP awards of 30 April 2008	PSP award made on 30 April 2008	Interest following the PSP award of 30 April 2008
DA Shrigley	109,082*	176,470	285,552*
M Cubitt	13,569	123,529	137,098

* Of these shares, DA Shrigley in interested in 90,579 as the holder of a deferred share award made 19 December 2006.

Each of these directors is interested, as a member of the class of potential beneficiaries of the No. 1 Trust, in 4,824,959 shares. This figure includes 24,320 shares held by the No. 1 Trust as beneficial co-owner under the terms of an Executive Shared Ownership Plan (ExSOP) agreement.

Each of these directors is interested, as a member of the class of potential beneficiaries of The Wolfson Microelectronics No. 2 Employees Share Trust ("the No.2 Trust"), in 645,037 shares prior to and following the PSP awards of 30 April 2008. This figure includes 488,552 shares held by the No.2 Trust as beneficial co-owner under the terms of ExSOP agreements.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a)

Enquiries

Mark Cubitt 0131 272 7000
Company Secretary

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Share Purchase by Chairman
Released	07:01 02-May-08
Number	6317T

RNS Number:6317T
Wolfson Microelectronics PLC
02 May 2008

2 May 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Chairman

Wolfson was notified on 1 May 2008 of the following share purchase by Michael Ruettgers who is Chairman of the Company:

On 1 May 2008 Michael Ruettgers, Chairman, purchased 100,000 ordinary shares in the Company at US$2.77 (£1.40) per share. Following the purchase, Mr Ruettgers' total holding increased to 200,000 ordinary shares, representing 0.17% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Share Purchase by Chairman
Released	09:54 09-May-08
Number	0672U

RNS Number:0672U
Wolfson Microelectronics PLC
09 May 2008

9 May 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Chairman

Wolfson was notified on 8 May 2008 of the following share purchase by Michael Ruettgers who is Chairman of the Company:

On 8 May 2008 Michael Ruettgers, Chairman, purchased 100,000 ordinary shares in the Company at US$2.73 (£1.40) per share. Following the purchase, Mr Ruettgers' total holding increased to 300,000 ordinary shares, representing 0.25% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	BARCLAYS PLC ORD 25P
TIDM	BARC
Headline	Notification of Interest
Released	12:38 12-May-08
Number	1943U12

RNS Number : 1943U
Wolfson Microelectronics PLC
12 May 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.):	Barclays Bank PLC Barclays Bank PLC Barclays Global Investors Ltd Barclays Life Assurance Co Ltd Barclays Stockbrokers Ltd

	Gerrard Investment Management Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	09 May 2008
6. Date on which issuer notified:	12 May 2008
7. Threshold(s) that is/are crossed or reached:	6% to 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
				Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares	7,106,464	7,106,464	6,854,496	0	6,854,496	0.00	5.79

GB0033563130

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,854,496	5.79

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Barclays Bank PLC
Barclays Bank PLC

Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Geoff Smith
15. Contact telephone number:	020 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	WOLFSON MICROELECTRONICS PLC ORD 0.1P
TIDM	WLF
Headline	Share Purchase by Chairman
Released	14:30 14-May-08
Number	4486U14

RNS Number : 4486U
Wolfson Microelectronics PLC
14 May 2008

14 May 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Chairman

Wolfson was notified on 14 May 2008 of the following share purchase by Michael Ruettgers who is Chairman of the Company:

On 12 May 2008 Michael Ruettgers, Chairman, purchased 200,000 ordinary shares in the Company at US$2.68 (£1.38) per share. Following the purchase, Mr Ruettgers' total holding increased to 500,000 ordinary shares, representing 0.42% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.4R (1) (a).

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

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